Exhibit 3 - Annual and Interim Financial Statements and Management Discussion and Analysis
Document No.	Date of Document	Title of Document
3.1	May 21, 2002	2001 Annual Report to Shareholders
3.2	Undated	Management Discussion & Analysis for the year ended December 31, 2001
3.3	March 31, 2002	Unaudited Consolidated Financial Statements for the three months ended March 31, 2002 and Management Discussion & Analysis for the period ended March 31, 2002
3.4	June 30, 2002	Unaudited Consolidated Financial Statements for the six months ended June 30, 2002
3.5	June 30, 2002	Management Discussion & Analysis for the period ended June 30, 2002
3.6	September 30, 2002	Unaudited Consolidated Financial Statements for the nine months ended September 30, 2002 and Management Discussion & Analysis for the period ended September 30, 2002
3.7	May 16, 2003	Management Discussion & Analysis for the year ended December 31, 2002
3.8	June 20, 2003

U.S. GAAP reconciliation including audited comparative financial statements of the Registrant and notes thereto for the years ended December 31, 2002 and December 31, 2001, together with the report of the independent auditors thereon

3.9	May 20, 2003	Change of Auditor Reporting Package including letter from former Auditor (KPMG) and letter from successor Auditor (Deloitte Touche)
3.10	May 30, 2003	Unaudited Consolidated Financial Statements for the three month period ended March 31, 2003 and Management Discussion & Analysis for the three month period ended March 31, 2003
3.11	August 29, 2003	Unaudited Consolidated Financial Statements for the six months ended June 30, 2003
3.12	August 29, 2003	Management Discussion & Analysis for the six month period ended June 30, 2003
3.13	September 30, 2003	Amended Unaudited Consolidated Financial Statements for the six months ended June 30, 2003
3.14	August 29, 2003	Amended Management Discussion & Analysis for the six month period ended June 30, 2003
3.15	September 30, 2003	Management Discussion & Analysis for the nine month period ended September 30, 2003
3.16	September 30, 2003	Unaudited Consolidated Financial Statements for the nine months ended September 30, 2003

NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

TO OUR SHAREHOLDERS

May 21, 2002

Northern Orion continued during 2001 to be restructured - both financially and corporately. While the focus remained on the preservation of assets, the financial condition of Northern Orion was being restored. In addition, a process was initiated for identifying and targeting cash flow positive operations.  Through this process, Management successfully concluded transactions that resulted in the settlement or restructuring of all of the Company's indebtedness plus raised sufficient working capital to carry us through into 2002.  The positive bi-product of our efforts was the formation of new strategic alliances that have already shown their value to the Company.

The restructuring has yielded a further significant benefit for Northern Orion.  We have become well positioned and able to enter into negotiations and agreements by which the Company may acquire sufficient cash flow to preserve the value of its mining assets. To this end, an agreement has been signed in that will pave the way for Northern Orion to acquire a majority joint venture interest in a developing platinum venture in the renown Bushveld Igneous Complex in South Africa.  The Company has entered into an agreement to acquire all of the issued and outstanding shares of a private company, which holds a 70% participating interest in the property, for 136,365,066 common shares and US$2,000,000.  This transaction is subject to final due diligence, financing, and shareholder and regulatory approval.

On closing of this transaction, a finder's fee of approximately 8,200,000 shares and 8,200,000 warrants exercisable over a two-year period would be payable at the market price plus 10% at the time of issue.

The agreement and the underlying assets are more fully described below. However, Management believes that the acquisition of the project and the expected cash flow could

Restructuring Transactions

In April, Valerie Gold Resources Ltd. subscribed for a $1.5 million private placement of 10 million Units of Northern Orion priced at $0.15 per Unit.  Each Unit consisted of one Northern Orion common share and one share purchase warrant. With each warrant Valerie may purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year and $0.20 during the second.  Upon closing, Valerie Gold held 8.8% of Northern Orion's outstanding common shares.

Valerie and Northern Orion viewed the private placement as the first step in the forging of a significant alliance where each company brings unique and synergistic qualities to the alliance.  Northern Orion's considerable resource base in copper and gold is matched with the strong balance sheet possessed by Valerie.

The private placement was subject to a number of conditions, which upon closing, set in motion events that had significant impact on Northern Orion.  Firstly, the closing triggered the conversion of the $21.4 million Convertible Debenture ("CD”) held by Miramar Mining Corporation ("Miramar”) into 14,439,621 Northern Orion common shares priced at $1.47 each.  Secondly, Northern Orion's remaining debts to Miramar in the amount of approximately $6.9 million were consolidated into new convertible notes.  The conversion price for the new notes was set at $0.15 per share.  The new notes become due and payable after June 30th, 2002.

In addition, Miramar reduced the cap on the 2.5% Royalty and Net Proceeds Agreement with Northern Orion from approximately $18 million to $15 million.  The Royalty agreement was entered into in the fall of 2000 as part of the initial round of debt settlement and restructuring where approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the royalty.  In addition, any future proceeds that could be realized from sale of the San Jorge copper property in Argentina are specifically excluded from the Royalty agreement.

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NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

Miramar further agreed to sell its control block and optioned all but 10 million of its shares plus the new notes to 1341180 Ontario Limited, a company owned by Mr. Robert Cross.  The term of the option is the same as the new note, ending on June 30th 2002.  Under the option agreement, the minimum purchase would be 5 million Northern Orion shares with the total value of the option with all shares purchased in the order of $4.8 million.

PROJECT UPDATES

Agua Rica

The Agua Rica project, a Joint Venture between BHP Billiton and Northern Orion, is our primary asset and contains a world-class copper-gold-molybdenum porphyry deposit.  The project is located in the state of Catamarca in Argentina about 35 kilometres east of the Alumbrera copper-gold mine.  BHP Billiton is the project operator.  To date, 176 drill holes have been completed with substantially all other field studies complete for a bankable feasibility study, including bulk sampling from two adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering.

In June, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project.  In the context of the current equity and metals markets, our shareholders would be better served to not attempt to complete equity or debt financings to maintain our ownership level.  As a result, Northern Orion's investment in Agua Rica remains at US$15 million but our interest stands at 29.1%, versus the 30% held at the end of 2000.

San Jorge Copper-Gold Project

The San Jorge deposit which is 100% owned by Northern Orion is located near Mendoza in Argentina.  The resources were estimated by Northern Orion staff as part of a pre-feasibility study that examined the potential of leaching the copper oxide cap mineralization.  With an improving price for copper, the project is again looking economically attractive.  Management is currently in discussions with companies looking to form a joint venture and to participate in the project.

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NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent extraction process.  Annual copper production at an estimated cost of U.S. $0.45/lb. Cu. of 18,000 tonnes of cathode is projected over a 10-year mine life.  The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July, the Company and International Barytex Resources Ltd. ("Barytex”) entered into an option agreement whereby Barytex may acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc.  In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba project,

 complete a bankable feasibility study within 18 months,

 arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance.  The Company's proceeds from the project are subject to the Miramar Royalty agreement of $15,000,000 and Barytex had committed to make all required payments to be made to Miramar on the Company's behalf in respect of this Royalty.

On April 12 2002, Barytex announced that it was unable to obtain the required financing for the project on suitable terms.  Consequently, it was forced to withdraw from its option and terminate its agreement with the Company.

Northern Orion has been offered a conditional term sheet for the funding of the Mantua project through to production.  In order to meet the conditions, it may conclude further diamond drilling and metallurgical tests.  To fund this work, negotiations have been started with organizations capable of contributing the amounts needed in exchange for either equity in the Company or a portion of the Company's interest in the project.

The Acquisition

In early 2002, Northern Orion entered into a definitive agreement with a private company to acquire a 70% interest in an advanced platinum project in the Bushveld Igneous Complex, South Africa.  The Project is fully funded and is being put into production by a joint venture operated by the 30% interest holder. a private South African company.  In addition, Northern Orion  entered into an arrangement with Valerie for a second non-brokered private placement of C$500,000 for the working capital necessary to conclude the Agreement. (Following which, Valerie holds 18.3 million shares or 15% of the pre-acquisition capital of Northern Orion, plus a total of 10.5 million share purchase warrants.)

Under terms of the acquisition agreement, the Company plans to purchase the private company for a total consideration of US$2 million in cash and the issuance of 136 million Northern Orion common shares.  The private company has a wholly owned South African subsidiary that holds the 70% participating interest in the JV.  The transaction is subject to due diligence, financing, approval by Northern Orion shareholders, and the Toronto Stock Exchange and regulatory approvals.  Miramar Mining Corporation, the Company's controlling shareholder has agreed in principle to support the transaction.  As of the date of this letter, the due diligence work is underway and very near complete.  The closing for this transaction is anticipated to occur in May 2002 following the Annual Meeting.

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NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

It is Northern Orion's intent to apply the anticipated cash flow from operations to grow the Company's PGM production capacity and to maintain its interest in Agua Rica, an Argentine copper-gold project in joint venture with BHP Billiton.

Outlook

The goal for management must be to maximize the value that may be returned to its stakeholders.  For the year 2002 and beyond, we will be building upon our progress to date with a strategy of advancing our mining assets toward achieving maximum monetary returns in the shortest time frame.  It is our belief that to achieve our goals, we must look to growth by both acquisitions and advancing our existing exploration projects.

Our agreement to acquire the South African platinum venture is possible only on the expectation of a positive long-term outlook for metals and for the potential for funding the start-ups of operations.  We anticipate that the project may act as a springboard, moving us more rapidly toward other larger advanced operations.  In addition, it is our expectation that once the platinum operation is running and returning cash to the Company, we can utilize such funds to advance our growth with development of Argentine assets.  Certainly with further improvement in the copper market, our share price should begin to reflect the considerable value contained within Agua Rica and the other projects and such value could ultimately be harvested to the benefit of shareholders.

We have not yet completed our website, so the best source for information on the Company is www.sedar.com.  In addition, management has initiated a program of increased use of the Internet and e-mail for the dissemination of news and information.  We encourage investors to visit www.northernorion.com to send a message to the Company or by sending enquiries by e-mail to info@northernorion.com.  All enquiries will be promptly answered.

Sincerely,

Stephen J. Wilkinson,

President and Chief Executive Officer

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NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

Overview

Northern Orion Explorations Ltd. ("Northern Orion” or "the Company”) is primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba.  Financial constraints on Northern Orion for the past three years have necessitated a significantly reduced scale of all corporate activities.

Results of Operations

Northern Orion recorded a loss of $1.3 million or $0.01 per share in 2001 compared to a loss of $23.8 million or $0.28 per share in 2000.  The loss in 2001 includes no write-downs on mineral properties, whereas the comparative loss in 2000 includes write-downs on the San Jorge project and other assets of $22.3 million or $0.26 per share.  Excluding write-downs, the Company's loss in 2001 of $1.3 million compares to a loss in 2000 of $1.6 million.  The decreased costs are due in part to the continued curtailment of exploration activities in Argentina and Cuba and costs of depreciation related to the Cuban operating assets, the reduced scale of operations, and the termination of management fees charged by Miramar following the first three months of 2001, and no termination and severance costs.  The Company has moved out of the Miramar offices and is sharing office space with a group of exploration companies, where office costs are shared on a cost basis depending on activity levels in the Company.  Office and administration costs have decreased from $640,000 in fiscal 2000 to $557,000 in fiscal 2001.  Restructuring and professional fees increased from $350,000 in fiscal 2000 to $921,000 in fiscal 2001 due to the restructuring completed in the second quarter of fiscal 2001.

Exploration and Development Activities

Agua Rica

Work continued at a reduced level in 2001 at the 30% owned Agua Rica Project in Argentina.  The project operator, BHP, completed the 2000/2001-work program in June 2001.  The Company's share of the work program (including management fees to the operator) in fiscal year 2001 was approximately US$545,000 (2000 - $682,000).  In June 2001 the Company elected to dilute its interest in the Agua Rica project.  Due to the continued weak world copper price in 2001, activities at Agua Rica continued on a reduced scale from previous years.  The 2000/2001 work program built on the work performed in completing the Initial Feasibility Study, which was issued in November 1997.  The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested.  On a long-term basis, the Company's share of the capital requirement to develop an open pit mine and concentrator at Agua Rica could be in excess of US$200 million.  Northern Orion's management is continuing to examine all of the Company's options on how best to proceed with this important project including alternative operating scenarios and restructuring of holdings.

Mantua Copper

Work continued in 2001 to arrange financing for a bankable feasibility study for the copper mining phase.  The Company is currently seeking funding to complete this study.  A final production decision for the copper phase is pending the results of this feasibility study.  The Company's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing.  In July 2001, the Company and International Barytex Resources Ltd. ("Barytex”) entered into an option agreement whereby Barytex was to acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc.  In order to exercise the option, Barytex was to

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NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

assume and pay all carrying costs relating to the Company's operations in Cuba and the project, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance.

On April 12th 2002, Barytex terminated its option agreement with the Company as the direct consequence of its inability to raise sufficient funds.  From that time, Northern Orion has resumed paying the costs of the Cuban operations.

During 2001, the Company capitalized interest of $639,000 (2000 - $2,005,000) on funds borrowed for exploration and development activities.

LIQUIDITY AND CAPITAL RESOURCES

General

Northern Orion's financial condition in 2001 continued to be challenged principally due to restructuring costs and administrative overhead, and maintenance of the Cuban operations until August 1, 2001.  The maintenance of the Cuban operations became the responsibility of Barytex until the termination of the option with Northern Orion in April 2002.  Maintenance of the assets in Argentina, apart from direct project costs at Agua Rica, continue to be the responsibility of the Company.  In June, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project.  In the context of the current equity and metals markets, our shareholders would be better served to not attempt to complete equity or debt financings to maintain our ownership level.  As a result, Northern Orion's investment in Agua Rica remains at US$15 million but our interest stands at 29.1%, versus the 30% held at the end of 2000.  Direct project costs will dilute reduce the Company's interest in the project to a 10% carried interest if Northern Orion continues to elect to make no further contributions to the project.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations.  The Company has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, the Company places any of its exploration properties into production, it is anticipated that the resulting cash flows may become sufficient to sustain future operations, exploration and development.  At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

Cash Resources and Liquidity

At the end of December, the Company had a working capital deficiency of $7,042,000 compared to a deficiency of $924,000 at the end of 2000.  Of the amount of the 2001 deficiency, the convertible notes accounted for $7,167,000 of the current payables.  Subsequent to the year ended December 31, 2001, the Company arranged a private placement in the amount of $500,000 as further described below under the 2002 Financial Restructuring.  These funds are considered sufficient in the short term but further funds are required to finance the Company until projected cash flow from the proposed acquisitions begins in early 2003.

Management of the Company is in the process of further evaluating all of the Company's property interests in order to ensure that value is realized.  In addition, all contemplated expenditures are reviewed to ensure that cash commitments are prioritized and that existing capital resources are available to maintain the core properties currently held.  Management is considering potential new sources of financing to meet the anticipated expenditures required to further advance its projects.

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NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

2001 Financial Restructuring

In 2000, Miramar made advances to the Company to fund working capital requirements and various exploration expenditures.  Interest was charged on these advances at 8% per annum.  As of the end of December 2000, the amount owed to Miramar due to the advances and capitalized interest payable had accumulated to approximately $27.3 million.

In February 2001, the Company reached an agreement to restructure and partially settle amounts owing to Miramar.  Under the agreement, Miramar agreed to convert the convertible debenture, reduce the cap of the royalty and net proceeds interest ('Royalty Interest') from $17,987,000 to $15,000,000 and restructure the remaining Northern Orion indebtedness of $6.9 million.

The largest component of the debt restructuring was the conversion of Miramar's convertible debenture, resulting in the issuance of an additional 14.4 million shares to Miramar.  A total of $21.2 million in debt was converted at a per share conversion price of $1.47.

The Royalty Interest entitles Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all of the Company's attributable production from mining as may occur respecting the Agua Rica and Mantua projects and a right to receive 50% of the net proceeds from the sale of any of the Company's mining interests in those properties.  The San Jorge project in Argentina is excluded from the Royalty Interest.  The total of the payments under the Royalty Interest is limited to $15.0 million.

In addition, under the restructuring, the remaining indebtedness to Miramar amounting to $6.9 million was consolidated and restructured into two long-term convertible notes that may be converted at $0.15 per share and are due on demand after June 30, 2002.  The new convertible notes no longer require that the Company maintain any minimum level of working capital as was previously required by Miramar.

Northern Orion continues its process of determining methods to obtain sufficient capital resources to meet its short and medium term financial requirements.  Long-term liquidity and capital resources will be dependent upon the successful development and profitable operation of its mineral properties and the availability of capital from the equity markets.  In order to maintain financial resources and take advantage of financial leverage, the Company will continue to negotiate with major financial institutions to obtain project financing.

Commitments

Northern Orion has as a consequence of its restructuring reduced its operational commitments substantially.  The Company has elected to no longer contribute to the Agua Rica project expenditures and has commitments from International Barytex for the payment of all operational costs related to Mantua to April 2002.  After April, Northern Orion must pay the costs of the Cuban operations until either the copper operations commence generating cash flow or a new participant is located.  The San Jorge project requires no further exploration expenditures.

OUTLOOK

Northern Orion's plan is to hold expenditures to the lowest possible level while maintaining its interest in certain core properties.  Plans for 2002 call for the completion of the transaction, construction and start-up of its proposed platinum operations in the platinum joint venture in South Africa, and completion of the metallurgical tests on Mantua copper ore in Cuba.

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NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

Advanced Stage Projects

The Company's interest in Agua Rica is funded under the terms of a joint operating agreement with BHP.  The current program for 2001/2002 includes the completion of certain property activities and the remaining physical work toward the evaluation of alternative operations.

The Company has evaluated, on a pre-feasibility basis, the potential for developing an SX/EW operation at San Jorge.  Even though the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price.  The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Northern Orion is in the early stages of negotiating the funding of a bankable feasibility study for the Mantua copper phase.  If recommended by the study, construction of a copper plant at Mantua may commence upon successful financing of the capital requirements for the project.

Exploration Projects

In light of financial constraints, Northern Orion has suspended exploration efforts in all non-core properties.  Northern Orion may perform exploration to generate additional new prospects as and when financial resources allow.

RISKS AND UNCERTAINTIES

The Company operates almost exclusively in foreign jurisdictions and is dependent on world metals and currency markets that may present risks to the future prospects of the Company.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration for and the development of mineral deposits.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.  The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure.  In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take.  As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required.  It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Both Argentina and Cuba have currently fixed their currency to the US dollar and removal of these exchange controls could significantly affect the exchange rates in terms of the Canadian dollar.  Continued weakness of the Canadian dollar in comparison to the US dollar will also affect the results of operations.  Increasing costs of labour, supplies and energy may affect planned operations in future years.  The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

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NORTHERN ORION EXPLORATIONS LTD.	2001 2001 ANNUAL REPORT

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods.  These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments.  Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

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NORTHERN ORION EXPLORATIONS LTD.

2001 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

Overview

Northern Orion Explorations Ltd. ("Northern Orion" or "the Company") is primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba.  Financial constraints on Northern Orion for the past three years have necessitated a significantly reduced scale of all corporate activities.

Results of Operations

Northern Orion recorded a loss of $1.3 million or $0.01 per share in 2001 compared to a loss of $23.8 million or $0.28 per share in 2000.  The loss in 2001 includes no write-downs on mineral properties, whereas the comparative loss in 2000 includes write-downs on the San Jorge project and other assets of $22.3 million or $0.26 per share.  Excluding write-downs, the Company's loss in 2001 of $1.3 million compares to a loss in 2000 of $1.6 million.  The decreased costs are due in part to the continued curtailment of exploration activities in Argentina and Cuba and costs of depreciation related to the Cuban operating assets, the reduced scale of operations, and the termination of management fees charged by Miramar following the first three months of 2001, and no termination and severance costs.  The Company has moved out of the Miramar offices and is sharing office space with a group of exploration companies, where office costs are shared on a cost basis depending on activity levels in the Company.  Office and administration costs have decreased from $640,000 in fiscal 2000 to $557,000 in fiscal 2001.  Restructuring and professional fees increased from $350,000 in fiscal 2000 to $921,000 in fiscal 2001 due to the restructuring completed in the second quarter of fiscal 2001.

Exploration and Development Activities

Agua Rica

Work continued at a reduced level in 2001 at the 30% owned Agua Rica Project in Argentina.  The project operator, BHP, completed the 2000 /2001-work program in June 2001.  The Company's share of the work program (including management fees to the operator) in fiscal year 2001 was approximately US$545,000 (2000 - $682,000).   In June 2001 the Company elected to dilute it s interest in the Agua Rica project.  Due to the continued weak world copper price in 2001, activities at Agua Rica continued on a reduced scale from previous years.  The 2000/2001 work program built on the work performed in completing the Initial Feasibility Study, which was issued in November 1997.  The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested.  On a long-term basis, the Company's share of the capital requirement to develop an open pit mine and concentrator at Agua Rica could be in excess of US$200 million.  Northern Orion's management is continuing to examine all of the Company's options on how best to proceed with this important project including alternative operating scenarios and restructuring of holdings.

Mantua Copper

Work continued in 2001 to arrange financing for a bankable feasibility study for the copper mining phase.  The Company is currently seeking funding to complete this study.  A final production decision for the copper phase is pending the results of this feasibility study.  The Company's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing.  In July 2001, the Company and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex was to acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc.  In order to exercise the option, Barytex was to  assume and pay all carrying costs relating to the Company's operations in Cuba and the project ,  complete a bankable

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NORTHERN ORION EXPLORATIONS LTD.

2001 ANNUAL REPORT

feasibility study within 18 months ,  arrange all financing required in order to commence commercial production and  commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance.

On April 12th 2002, Barytex terminated its option agreement with the Company as the direct consequence of its inability to raise sufficient funds.  From that time, Northern Orion has resumed paying the costs of the Cuban operations.

During 2001, the Company capitalized interest of $639,000 (2000 - $2,005,000) on funds borrowed for exploration and development activities.

LIQUIDITY AND CAPITAL RESOURCES

General

Northern Orion's financial condition in 2001 continued to be challenged principally due to restructuring costs and administrative overhead, and maintenance of the Cuban operations until August 1, 2001.  The maintenance of the Cuban operations became the responsibility of Barytex until the termination of the option with Northern Orion in April 2002.  Maintenance of the assets in Argentina, apart from direct project costs at Agua Rica, continue to be the responsibility of the Company.  In June, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project.  In the context of the current equity and metals markets, our shareholders would be better served to not attempt to complete equity or debt financings to maintain our ownership level.  As a result, Northern Orion's investment in Agua Rica remains at US$15 million but our interest stands at 29.1%, versus the 30% held at the end of 2000.  Direct project costs will dilute reduce the Company's interest in the project to a 10% carried interest if Northern Orion continues to elect to make no further contributions to the project.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations.  The Company has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, the Company places any of its exploration properties into production, it is anticipated that the resulting cash flows may become sufficient to sustain future operations, exploration and development.  At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

Cash Resources and Liquidity

At the end of December, the Company had a working capital deficiency of $7,042,000 compared to a deficiency of $924,000 at the end of 2000.  Of the amount of the 2001 deficiency, the convertible notes accounted for $7,167,000 of the current payables.   Subsequent to the year ended December 31, 2001, the Company arranged a private placement in the amount of $500,000 as further described below under the 2002 Financial Restructuring.  These funds are considered sufficient in the short term but further funds are required to finance the Company until projected cash flow from the proposed acquisitions begins in early 2003.

Management of the Company is in the process of further evaluating all of the Company's property interests in order to ensure that value is realized.  In addition, all contemplated expenditures are reviewed to ensure that cash commitments are prioritized and that existing capital resources are available to maintain the core properties currently held.  Management is considering potential

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NORTHERN ORION EXPLORATIONS LTD.

2001 ANNUAL REPORT

new sources of financing to meet the anticipated expenditures required to further advance its projects.

2001 Financial Restructuring

In 2000, Miramar made advances to the Company to fund working capital requirements and various exploration expenditures.  Interest was charged on these advances at 8% per annum.  As of the end of December 2000, the amount owed to Miramar due to the advances and capitalized interest payable had accumulated to approximately $27.3 million.

In February 2001, the Company reached an agreement to restructure and partially settle amounts owing to Miramar.  Under the agreement, Miramar agreed to convert the convertible debenture, reduce the cap of the royalty and net proceeds interest ('Royalty Interest') from $17,987,000 to $15,000,000 and restructure the remaining Northern Orion indebtedness of $6.9 million.

The largest component of the debt restructuring was the conversion of Miramar's convertible debenture, resulting in the issuance of an additional 14.4 million shares to Miramar.  A total of $21.2 million in debt was converted at a per share conversion price of $1.47.

The Royalty Interest entitles Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all of the Company's attributable production from mining as may occur respecting the Agua Rica and Mantua projects and a right to receive 50% of the net proceeds from the sale of any of the Company's mining interests in those properties.   The San Jorge project in Argentina is excluded from the Royalty Interest.  The total of the payments under the Royalty Interest is limited to $15.0 million.

In addition, under the restructuring, the remaining indebtedness to Miramar amounting to $6.9 million was consolidated and restructured into two long-term convertible notes that may be converted at $0.15 per share and are due on demand after June 30, 2002.  The new convertible notes no longer require that the Company maintain any minimum level of working capital as was previously required by Miramar.

Northern Orion continues its process of determining methods to obtain sufficient capital resources to meet its short and medium term financial requirements.  Long-term liquidity and capital resources will be dependent upon the successful development and profitable operation of its mineral properties and the availability of capital from the equity markets.  In order to maintain financial resources and take advantage of financial leverage, the Company will continue to negotiate with major financial institutions to obtain project financing.

Commitments

Northern Orion has as a consequence of its restructuring reduced its operational commitments substantially.  The Company has elected to no longer contribute to the Agua Rica project expenditures and has commitments from International Barytex for the payment of all operational costs related to Mantua to April 2002.  After April, Northern Orion must pay the costs of the Cuban operations until either the copper operations commence generating cash flow or a new participant is located.  The San Jorge project requires no further exploration expenditures.

OUTLOOK

Northern Orion's plan is to hold expenditures to the lowest possible level while maintaining its interest in certain core properties.  Plans for 2002 call for the completion of the transaction, construction and start-up of its proposed platinum operations in the platinum joint venture in South Africa, and completion of the metallurgical tests on Mantua copper ore in Cuba.

3

NORTHERN ORION EXPLORATIONS LTD.

2001 ANNUAL REPORT

Advanced Stage Projects

The Company's interest in Agua Rica is funded under the terms of a joint operating agreement with BHP.  The current program for 2001/2002 includes the completion of certain property activities and the remaining physical work toward the evaluation of alternative operations.

The Company has evaluated, on a pre-feasibility basis, the potential for developing an SX/EW operation at San Jorge.  Even though the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price.  The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Northern Orion is in the early stages of negotiating the funding of a bankable feasibility study for the Mantua copper phase.   If recommended by the study, construction of a copper plant at Mantua may commence upon successful financing of the capital requirements for the project.

Exploration Projects

In light of financial constraints, Northern Orion has suspended exploration efforts in all non-core properties.  Northern Orion may perform exploration to generate additional new prospects as and when financial resources allow.

RISKS AND UNCERTAINTIES

The Company operates almost exclusively in foreign jurisdictions and is dependent on world metals and currency markets that may present risks to the future prospects of the Company.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration for and the development of mineral deposits.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.  The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure.  In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take.  As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required.  It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Both Argentina and Cuba have currently fixed their currency to the US dollar and removal of these exchange controls could significantly affect the exchange rates in terms of the Canadian dollar.  Continued weakness of the Canadian dollar in comparison to the US dollar will also affect the results of operations.  Increasing costs of labour, supplies and energy may affect planned

4

NORTHERN ORION EXPLORATIONS LTD.

2001 ANNUAL REPORT

operations in future years.  The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods.  These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments.  Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

5

NORTHERN ORION

EXPLORATIONS LTD.

First Quarter Report

March 31, 2002

1

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars)

(unaudited - prepared by management)

	March 31, 2002	December 31, 2001
Assets

Current assets:
Cash	$ 620	$ 387
Accounts receivable	181	167
Prepaid expenses	34	37
	835	591

Plant and equipment	2,192	2,192
Mineral property interests	81,251	81,238

	$ 84,278	$ 84,021
Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 592	$ 466
Convertible promissory notes payable	7,266	7,167
	7,858	7,633

Reclamation	40	40
Future income taxes	24,485	24,485
	32,383	32,158

Shareholders' equity
Share capital	149,774	149,274
Deficit	(97,879)	(97,411)
	51,895	51,863

	$ 84,278	$ 84,021

See accompanying notes to consolidated financial statements.

Approved on behalf of the board:

"Frank A. Lang"                                                        "Sargent H. Berner"

Director

Director

2

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Operations and Deficit

(Expressed in Thousands of Canadian Dollars, except per share amounts)

Three months ended March 31, 2002 and 2001

(unaudited- prepared by management)

	2002	2001

Expenses
Depreciation and depletion	$ --	$ 6
Foreign exchange (gain) loss	2	--
Management fees	--	40
Office and administration	107	184
Property administration costs	35	112
Professional and consulting	173	--
Severance and restructuring costs	154	--
Interest income	(3)	(20)
	468	322

Loss for the period	(468)	(322)

Deficit, beginning of period	(97,411)	(96,126)

Deficit, end of period	$ (97,879)	$ (96,448)

Loss per share - basic and diluted	$ (0.00)	$ (0.00)

Weighted average number of common shares outstanding	114,148,000	89,430,601

3

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Cash Flows

(Expressed in Thousands of Canadian Dollars, except per share amounts)

Three months ended March 31, 2002 and 2001

(unaudited - prepared by management)

	2002	2001

Cash provided by (used for)

Operations
Loss for the period	$ (468)	$ (322)
Items not involving the use of cash
Depreciation and depletion	--	6
	(468)	(316)
Changes in non-cash operating working capital
Accounts receivable	(14)	(9)
Prepaid expenses	3	(7)
Accounts payable and accrued liabilities	126	(126)
	(353)	(458)

Investments
Mineral property interests	86	(187)

Financing
Advances from controlling shareholder	--	134
Due to related parties	--	504
Common shares issued for cash	500	--
	500	638

Increase (decrease) in cash during the period	233	(7)
Cash, beginning of period	387	13

Cash, end of period	$ 620	$ 6
Supplementary information
Non-cash transactions
Interest capitalized to mineral property interests	(99)	(375)
Increase in mineral property interests due to increase in future income tax liability	--	65

See accompanying notes to consolidated financial statements.

4

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Canadian Dollars)

Three months ended March 31, 2002 and 2001

(unaudited - prepared by management)

1.

Interim Financial Statements:

These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuances of equity and debt.  At March 31, 2002, the Company has an excess of current liabilities over current assets of $7,023.  The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and settlement of the debt owing to Miramar Mining Corporation ("Miramar").  There can be no assurance that such funding will be available on an economic basis.  Included in current liabilities is $7,266 related to promissory notes payable to Miramar that are due on demand commencing June 30, 2002.  Miramar has agreed to enter into a voting trust agreement with an arm's length third party under which the third party holds all voting rights to the common shares owned by Miramar until June 30, 2002.

The ability of the Company to continue as a going concern assumes that no actions are being taken which requires settlement of the convertible notes outside of the normal course of business.  The recoverability of amounts capitalized for mineral properties in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting, and upon future profitable production.  Further, to improve mineral properties' viability, requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

2.

Change in accounting policy:

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

5

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Canadian Dollars)

Three Months ended March 31, 2002 and 2001

(unaudited - prepared by management)

2.

Change in accounting policy (continued):

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method.  Stock options granted to employees are accounted for as a capital transaction.  For grants made to non-employees outstanding at January 1, 2002, the new recommendations are applied retroactively, without restatement.  No compensation cost is recorded for all other stock-based employee compensation awards.  The changes have not had an impact on the Company's financial position.  The Company is also required to disclose the pro forma effect of and to employee awards that are direct awards of stock and call for settlement in cash or other assets that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets that call for settlement in equity instruments.  For such grants, the new Recommendations are applied retroactively, without restatement.  During the three months ended March 31, 2002, the Company has not awarded any stock options.  The Company has no change in its retained earnings at the beginning of 2002.

3.

Loss per share:

Diluted loss per share is not calculated as the potential issue of common shares under the convertible debenture or the Company's stock appreciation rights plan would be anti-dilutive to the common shareholders.

4.

Mineral property interests and deferred development:

	Agua Rica	New Acquisi- tion (note 7)	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ --	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	9	45	(41)	--	13
Balance, March 31, 2002	$ 74,514	$ 45	$ 24,679	$ (17,987)	$ 81,251

(a) Agua Rica

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that is being explored by a joint venture between the Company (30%) and BHP Copper (70%).  In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point and on a continuing basis until funds are available to the Company to make further payments on the project.  As a result, $328,000 of unpaid costs included in accounts payable and accrued liabilities were reversed.  The dilution on the project to March 31, 2002, has reduced the Company's interest in the project to a 29% interest.  In the event that the Company elects to not contribute additional funds to BHP Copper, the operator, its current interest will be reduced over time to a 10% carried interest in the property.

During the three months ended March 31, 2002, the Company capitalized interest of $99,000 (2001 - $408,000) on funds borrowed for exploration and development activities.

6

5.

Promissory notes payable:

	March 31, 2002	December31, 2001

Convertible promissory notes (a)	$ 6,915	$ 6,915
Accrued interest on promissory notes	351	252
Current portion of convertible promissory notes	(7,266)	(7,167)
	$ --	$ --

(a)

Convertible promissory notes

In fiscal 2001, the Company converted all amounts owing to Miramar, which included the $2,000,000 remaining principal on the Promissory Note (note 5(a)) and amounts owing on a convertible debenture, into two convertible promissory notes totalling $6,914,605.  The convertible promissory notes are convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share.  The notes bear interest at prime plus 2% per annum and are due on demand after June 30, 2002.  If the notes are converted, all interest accrued and unpaid to the conversion date will be forgiven and no interest shall accrue thereafter.  No value was assigned to the conversion option on issuance as its fair value was considered to be nominal.

The convertible promissory notes are secured by a General Security Agreement, a pledge and a charge over certain assets and shares in subsidiaries of the Company.

6.

Share capital:

(a)

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(b)

Issued:

	Number of common shares	Amount
Balance, December 31, 2001	113,870,222	$ 149,274

Shares issued:
For cash	8,333,333	500
Balance, March 31, 2002	122,203,555	$ 149,774

7

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Canadian Dollars)

Three Months ended March 31, 2002 and 2001

(unaudited - prepared by management)

6.

Share capital (continued):

 (c)

Stock options

At March 31, 2002, the Company had stock options outstanding as follows:

	Number of share options	Average exercise price

Outstanding, beginning of period	7,550,000	$0.15
Forfeited, expired and cancelled	(850,000)	0.15

Outstanding, end of period	6,700,000	$0.15

Available for exercise, end of period	5,300,000	$0.15

(d) Warrants

At March 31, 2002, there were 10,000,000 warrants outstanding exercisable at a price of $0.175 per common share until April 27, 2002, and $0.20 per common share until April 27, 2003, and 500,000 warrants exercisable at $0.075 per common share until March 28, 2004.

7.

Subsequent events:

The Company has entered into an agreement to acquire all of the issued and outstanding shares of a private company, which holds an agreement to purchase a majority interest in a platinum property in South Africa, for approximately 136,000,000 common shares and US$2,000,000 cash.  This transaction is subject to final due diligence, financing, and shareholder and regulatory approval.

On closing of this transaction, a 6% finder's fee of common shares and warrants exercisable over two years would be payable.  The market price of each warrant would be 10% greater than the market price at the time of issue of the common shares.

8

FIRST QUARTER REPORT

May 29, 2002

During the first quarter of fiscal 2002, Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), has continued its restructuring process.  A process was initiated for identifying and targeting cash flow positive operations.  Through this process, management successfully concluded transactions that resulted in the settlement or restructuring of all of the Company's indebtedness and raised sufficient working capital to carry us through into 2002.  The positive by-product of our efforts was the formation of new strategic alliances that have already shown their value to the Company.

The restructuring has yielded a further significant benefit for Northern Orion.  We have become well positioned and able to enter into negotiations and agreements by which the Company may acquire sufficient cash flow to preserve the value of its mining assets.

Restructuring Transactions

In April 2001, Valerie Gold Resources Ltd. ("Valerie") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit.  Each unit consisted of one Northern Orion common share and one share purchase warrant. With each warrant Valerie may purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year and $0.20 during the second.  Upon closing, Valerie held 8.8% of Northern Orion's outstanding common shares.

Valerie and Northern Orion viewed the private placement as the first step in the forging of a significant alliance where each company brings unique and synergistic qualities to the alliance.  Northern Orion's considerable resource base in copper and gold is matched with the strong balance sheet possessed by Valerie.

The private placement was subject to a number of conditions, which upon closing, set in motion events that had significant impact on Northern Orion.  Firstly, the closing triggered the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares priced at $1.47 each.  Secondly, Northern Orion's remaining debts to Miramar in the amount of approximately $6.9 million were consolidated into new convertible notes.  The conversion price for the new notes was set at $0.15 per share.  The new notes become due and payable after June 30, 2002.  The convertible notes payable and accrued interest totalling $7,266,000 are included in current liabilities on the consolidated financial statements.  The notes payable are to be converted to common shares of the Company on completion of a substantial transaction, which will improve the working capital deficiency of $7,023,000 at March 31, 2002, substantially.

Miramar reduced the cap on the 2.5% Royalty and Net Proceeds Agreement (the "Royalty Agreement") with Northern Orion from approximately $18 million to $15 million.  The Royalty Agreement was entered into in the fall of 2000 as part of the initial round of debt settlement and restructuring where approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the royalty.  In addition, any future proceeds that could be realized from sale of the San Jorge copper property in Argentina are specifically excluded from the Royalty Agreement.

Miramar further agreed to sell its control block and optioned all but 10 million of its shares plus the new notes to 1341180 Ontario Limited, a private company owned by Mr. Robert Cross.  The term of the option is the same as the new note, ending on June 30th 2002.  Under the option agreement, the minimum purchase would be 5 million Northern Orion shares with the total value of the option with all shares purchased in the order of $4.8 million.

In addition, during the three months ended March 31, 2002, a second non-brokered private placement was completed for negotiated and entered into an arrangement with Valerie for a second non-brokered private placement of $500,000 for the working capital necessary to conclude the Agreement, by the issuance of 8,333,333 common shares and 500,000 common share purchase warrants.  Valerie holds 18.3 million shares or 15% of the pre-acquisition capital of Northern Orion, and a total of 10.5 million share purchase warrants.

NORTHERN ORION EXPLORATIONS LTD.	2001 FIRST QUARTER REPORT 2002

Management's Discussion & Analysis of Financial Condition and Results of Operations for the three months ended march 31, 2002

Overview

Northern Orion is primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba.  Financial constraints on Northern Orion for the past three years have necessitated a significant reduction in the scale of all corporate activities.

Results of Operations

Northern Orion recorded a loss of $468,000 in fiscal 2002 compared to a loss of $322,000 in fiscal 2001.  The increased costs are due to the continuing restructuring costs with respect to the Agua Rica property and the travel, consulting and legal costs with respect to the search for a new acquisition with the possibility of future cash flow.  Office and administration costs have decreased from $184,000 in fiscal 2001 to $107,000 in fiscal 2002.  There were no restructuring and professional fees incurred in the first quarter of fiscal 2001, as compared to $154,000 in the first quarter of fiscal 2002.  The Company has incurred $35,000 with respect to maintenance of properties in fiscal 2002 as compared to $112,000 in fiscal 2001.  In the first quarter of fiscal 2001 there were no professional and consulting fees.  Certain of these fees include fees and expenses paid to executive officers, part of which were included in the management fees previously charged by Miramar.  Also included are audit and legal fees incurred during the quarter.

Liquidity And Capital Resources

General

At March 31, 2002, the Company had a working capital deficiency of $7,023,000 compared to a deficiency of $923,000 at March 31, 2001.  Of the amount of the 2002 deficiency, the convertible promissory notes accounted for $7,266,000 of the current liabilities.  During the quarter ended March 31, 2002, a private placement was completed in the amount of $500,000.  These funds are considered sufficient in the short term, but further funds will be required to finance the Company until projected cash flow is achieved from the proposed acquisition.  Management is considering potential new sources of financing to meet the anticipated expenditures required to further advance its projects.

Northern Orion's financial condition in 2002 continues to be challenged principally due to restructuring costs and administrative overhead, and maintenance of the Cuban operations.  The maintenance of the Cuban operations was the responsibility of Barytex from August 1, 2001, until the termination of the option with Northern Orion in April 2002.  Maintenance of the assets in Argentina, apart from direct project costs at Agua Rica, continues to be the responsibility of the Company.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted in the Agua Rica property rather than contribute further to the costs of the project.  In the context of the current equity and metal markets, it was considered that the Company's shareholders would be better served without further financings to maintain the ownership level in Agua Rica.  Northern Orion's investment is $74.5 million, approximately 29% of Agua Rica, at the end of the first quarter of fiscal 2002.  Direct project costs, if not funded by the Company, could dilute the Company's interest in the project to a 10% carried interest if Northern Orion continues to elect not to make further contributions to the project.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations.  The Company has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, the Company places any of its exploration properties into production, it is anticipated that the resulting cash flows may become sufficient to sustain future operations, exploration and development.  At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

1

NORTHERN ORION EXPLORATIONS LTD.	2001 FIRST QUARTER REPORT 2002

PROJECT UPDATES

Agua Rica

The Agua Rica project, a Joint Venture between BHP Billiton and Northern Orion, remains the Company's primary asset at the present time and contains a world-class copper-gold-molybdenum porphyry deposit.  The project is located in the state of Catamarca in Argentina about 35 kilometres east of the Alumbrera copper-gold mine.  BHP Billiton is the project operator.  To date, 176 drill holes have been completed with substantially all other field studies complete for a bankable feasibility study, including bulk sampling from two adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project.  In the context of the current equity and metals markets, it was considered that our shareholders would be better served by not attempting further financings to maintain our ownership level.  Work continued at a reduced level in 2001 owned Agua Rica Project in Argentina, and the budget for the 2002/2003 year presented by the project operator, BHP Billiton of US$1.4 million is a continuation of this reduced work program.  BHP has presented a budget for the Agua Rica project for the period July 1, 2002, to June 30, 2003.  The proposed budget and work program is currently being reviewed by the Company.

The Company's share of the work program (including management fees to the operator) in the quarter is approximately $151,000 (2001 -$682,000).  Due to the Company's decision to dilute its interest in the property, these expenditures have not been recorded in these consolidated financial statements.  As a result of the dilution, Northern Orion's investment in Agua Rica is $74.5 million but the property interest is now approximately 29%, as compared to 30% held in March 2001, before the Company's decision to dilute its interest was made.

During the first quarter of fiscal 2002, the Company capitalized interest of $99,000 (2001 - $408,000) on funds borrowed for exploration and development activities.

San Jorge Copper-Gold Project

The San Jorge deposit which is 100% owned by Northern Orion is located near Mendoza in Argentina.  The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge.  Even though the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price.  The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent extraction process.  Annual copper production at an estimated cost of US $0.45/lb copper of 18,000 tonnes of cathode is projected over a 10-year mine life.  The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July, the Company and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion.  In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

2

NORTHERN ORION EXPLORATIONS LTD.	2001 FIRST QUARTER REPORT 2002

The Agreement was subject to regulatory and shareholder acceptance.  The Company's proceeds from the project would be subject to the Royalty Agreement and Barytex had committed to make all required payments to be made to Miramar on the Company's behalf in respect of this Royalty.

On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company.  From that time on, Northern Orion is responsible for costs relating to the project.

Northern Orion has been considering proposals to provide financing for funding the Mantua project through to production, but no offers have been accepted at this time.  In order to meet the conditions of certain financing proposals, further diamond drilling and metallurgical tests would be required.  To fund work, negotiations have been started with organizations capable of contributing the amounts needed in exchange for either equity in the Company or a part of the interest in the project.

Commitments

Northern Orion has, as a consequence of its restructuring, reduced its operational commitments substantially.  The Company has elected not to further contribute to the Agua Rica project expenditures.  Under to the agreement with Barytex, Barytex is responsible for the payment of all operational costs related to Mantua to April 2002.  After April 2002, Northern Orion will be required to pay the costs of the Cuban operations until either the copper operations commence generating cash flow or a new participant is located.  The San Jorge project requires no further exploration expenditures.  An amount of $97,727 has been set up in accounts receivable with respect to Barytex's share of the costs of the Mantua operations to the date of termination.  It is not known at this time when these funds will be received.

OUTLOOK

Northern Orion's plan is to hold expenditures to the lowest possible level while maintaining its interest in certain core properties.  Plans for 2002 call for the construction and start-up of platinum operations in the proposed platinum joint venture in South Africa, and completion of metallurgical tests on the Mantua copper ore in Cuba.

3

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars)

(unaudited - prepared by management)

	June 30, 2002	December 31, 2001
Assets

Current assets:
Cash	$ 85	$ 387
Accounts receivable	235	167
Prepaid expenses	37	37
	357	591

Plant and equipment	2,189	2,192
Mineral property interests	81,108	81,238

	$ 83,654	$ 84,021
Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 713	$ 466
Convertible promissory notes payable (Notes 5 and 7)	--	7,167
	713	7,633
Convertible promissory notes (Notes 5 and 7)	6,915	--
Reclamation	40	40
Future income taxes	24,485	24,485
	32,153	32,158

Shareholders' equity
Share capital	149,774	149,274
Contributed surplus (Note 2)	107	--
Deficit	(98,380)	(97,411)
	51,501	51,863

	$ 83,654	$ 84,021

See accompanying notes to consolidated financial statements.

Approved on behalf of the board:

"David W. Cohen"

"Robert Cross"

Director

Director

2

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Operations and Deficit

(expressed in thousands of dollars)

(unaudited - prepared by management)

		Three months ended June 30,	Six months ended June 30,
	2002	2001	2002	2001

Expenses
Management fee	$ -	$ -	$ --	$ 40
General and administration	147	332	254	359
Restructuring costs	22	79	176	79
Depreciation and depletion	3	1	3	7
Professional and consulting	253	-	426	157
Property costs	25	-	60	112
Loss (gain) on foreign exchange translation	(34)	3	(32)	3
Interest and other income	2	(2)	(1)	(22)
	418	413	886	735

Loss for the period	(418)	(413)	(886)	(735)

Deficit, beginning of period	(97,962)	(96,448)	(97,411)	(96,126)

Stock-based compensation (note 2)	--	--	(83)	--

Deficit, end of period, as restated	$ (98,380)	$ (96,861)	$(98,380)	$ (96,861)

Loss per share - basic and fully diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	122,203,555	105,813,204	116,270,889	97,667,158

Total common shares outstanding at end of period	122,203,555	113,870,222	122,203,555	113,870,222

3

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Cash Flows

(expressed in thousands of dollars)

(unaudited - prepared by management)

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001

Cash provided by (used in):
Operations
Loss for the period	$ (418)	$ (413)	$ (886)	$ (735)
Items not involving cash
Depreciation and depletion	3	1	3	7
Stock-based compensation	24	-	24	-
Change in non-cash working capital
Decrease (increase) in accounts receivable	(54)	(18)	(68)	(27)
Decrease (increase) in prepaid expenses	(3)	5	-	(2)
Increase (decrease) in accounts payable and accrued liabilities	121	(347)	247	(473)
	(327)	(772)	(680)	(1,230)
Financing
Common shares issued for cash	-	1,480	500	1,480
Advances from controlling shareholder	-	(126)	-	479
Capitalized interest on convertible debenture	-	-	-	408
	-	1,354	500	2,367
Investments
Mineral properties	(208)	104	(122)	(458)
Plant and equipment	-	(4)	--	(4)
	(208)	100	(122)	(462)

Increase (decrease) in cash	(535)	682	(302)	675

Cash, beginning of period	620	6	387	13

Cash, end of period	$ 85	$ 688	$ 85	$ 688

Supplementary information:
Non-cash transactions
Interest capitalization to mineral property interests	252	-	153	(375)
Increase in mineral properties due to future income tax liability	-	(65)	-	-
Convertible debenture to equity	-	21,226	-	21,226

4

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Expressed in Thousands of Canadian Dollars)

Six months ended June 30, 2002 and 2001

(unaudited - prepared by management)

1.

Interim Financial Statements:

These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuances of equity and debt.  At June 30, 2002, the Company has an excess of current liabilities over current assets of $356.  The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and settlement of the debt owing to Miramar Mining Corporation ("Miramar") (see Note 5).  There can be no assurance that such funding will be available on an economic basis.  Included in current liabilities at December 31, 2001, is $7,266 related to promissory notes payable to Miramar that were due on demand on June 30, 2002.  Miramar entered into a voting trust agreement with a third party under which the third party held all voting rights to the common shares owned by Miramar until June 30, 2002.  The voting trust agreement was extended to July 5, 2002, and the third party exercised an option for the acquisition of the Miramar shares (See Notes 5 and 7).

The recoverability of amounts capitalized for mineral properties in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting, and upon future profitable production.  Further, to improve mineral properties' viability, requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

2.

Change in accounting policy:

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity.  An adjustment of $83 was required to increase the deficit on adoption of the standard.

5

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Expressed in Thousands of Canadian Dollars)

Six months ended June 30, 2002 and 2001

(unaudited - prepared by management)

2.

Change in accounting policy (continued):

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method.  For all other employee awards, the Company continues to follow the settlement method.  Under the settlement method, no compensation cost is recognized when the awards are issued to employees.  Any consideration paid by employees on exercise is credited to share capital.  For such awards, the Company discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied.  As no such awards were granted during the six-month period ended June 30, 2002, no such pro forma information has been presented.

Under the fair value method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award.  For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period.  Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost.  No employee stock-based compensation was required to be recognized for the three and six-month periods ended June 30, 2002.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee compensation expense recognized for the three and six months ended June 30, 2002, was $nil and $24, respectively.

3.

Loss per share:

Diluted loss per share does not differ from basic loss per share as the potential issue of common shares under the convertible debenture or the Company's stock appreciation rights plan would be anti-dilutive to the common shareholders.

4.

Mineral property interests and deferred development:

	Agua Rica	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	(253)	123	-	(130)
Balance, June 30, 2002	$ 74,252	$ 24,843	$ (17,987)	$ 81,108

6

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Expressed in Thousands of Canadian Dollars)

Six months ended June 30, 2002 and 2001

(unaudited - prepared by management)

4.

Mineral property interests and deferred development (continued):

(a) Agua Rica

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licenses.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that is being explored by a joint venture between the Company (30%) and BHP Copper (70%).  In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point and on a continuing basis until funds are available to the Company to make further payments on the project.  As a result, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed.

The dilution on the project to June 30, 2002, has reduced the Company's interest in the project to a 28% interest.  In the event that the Company elects to not contribute additional funds to BHP Copper, the operator, its current interest will be reduced over time to a 10% carried interest in the property.

5.

Promissory notes payable:

	June 30, 2002	December31, 2001

Convertible promissory notes (a)	$ -	$ 6,915
Accrued interest on promissory notes	-	252
Current portion of convertible promissory notes	-	(7,167)
	$ -	$ -

(a)

Convertible promissory notes

In fiscal 2001, the Company converted all amounts owing to Miramar, which included the $2,000 remaining principal on a promissory note and amounts owing on a convertible debenture, into two convertible promissory notes totalling $6,915.  The convertible promissory notes are convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share.  The terms of the notes are such that the interest was payable on the notes at prime plus 2% per annum and are due on demand after June 30, 2002.  Subsequent to June 30, 2002, the promissory notes were converted into 46,097,367 common shares.  Pursuant to the terms of the notes conversion, all interest accrued and unpaid to the conversion date was forgiven and no interest shall accrue thereafter.

The convertible promissory notes are secured by a General Security Agreement, a pledge and a charge over certain assets and shares in subsidiaries of the Company.

7

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Expressed in Thousands of Canadian Dollars)

Six months ended June 30, 2002 and 2001

(unaudited - prepared by management)

6.

Share capital:

(a)

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(b)

Issued:

	Number of common shares	Amount
Balance, December 31, 2001	113,870,222	$ 149,274

Shares issued:
For cash	8,333,333	500
Balance, June 30, 2002	122,203,555	$ 149,774

(c)

Stock options

At June 30, 2002, the Company had stock options outstanding as follows:

	Number of share options	Average exercise price

Outstanding, beginning of period	7,550,000	$0.15
Forfeited, expired and cancelled	(850,000)	0.15

Outstanding, end of period	6,700,000	$0.15

Available for exercise, end of period	5,300,000	$0.15

(d) Warrants

At June 30, 2002, there were 10,000,000 warrants outstanding exercisable at a price of $0.175 per common share until April 27, 2002, and $0.20 per common share until April 27, 2003, and 500,000 warrants exercisable at $0.075 per common share until March 28, 2004.

7.

Subsequent events:

Subsequent to June 30, 2002:

(a)

A conversion of two convertible promissory notes totalling $6,915 into 46,097,367 common shares was completed at the option of Miramar, subsequent to a distribution of a minimum of 48 million of the approximately 70 million shares held by Miramar.  Pursuant to the terms of the convertible promissory notes, all accrued interest on the notes to the date of conversion has been cancelled.

8

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Expressed in Thousands of Canadian Dollars)

Six months ended June 30, 2002 and 2001

(unaudited - prepared by management)

7.

Subsequent events (continued):

(b)

A private placement of 20,000,000 units to non-arm's length parties, priced at $0.10 per unit, was completed.  Each unit is comprised of one common share and one share purchase warrant, exercisable over a two-year period at a price of $0.13.

(c)

A finance fee of 300,000 common shares priced at $0.10, with a warrant attached, exercisable at $0.11 exercisable over a two-year period, was paid to an arm's length party.  This finance fee was paid with respect to a private placement financing completed in March 2002.

9

JUNE 30, 2002

SECOND QUARTER REPORT

Shortly after the completion of the second quarter of fiscal 2002, Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), completed its restructuring process. This process has seen the conclusion of several transactions that resulted in the settlement or restructuring of all of Northern Orion's indebtedness and raised sufficient working capital to carry Northern Orion through 2003.

The restructuring has yielded a further significant benefit for Northern Orion. It is now well positioned and able to enter into negotiations and agreements whereby Northern Orion may realize value from its current assets or acquire sufficient cash flow to preserve the future value of its mining assets.

Management and Board Changes

At the Annual General Meeting of shareholders held in June 2002, Mr. Robert Cross was appointed as Chairman of the Board. In addition, Mr. David Cohen was appointed as President and Chief Executive Officer. Mr. Cohen was previously the Chief Operating Officer of the Company. Mr. Frank Lang and Mr. Norman Anderson resigned as directors and Mr. Cohen was appointed as a director of the Company. Mr. Stephen Wilkinson remains as a director of the Company.

Restructuring Transactions

In April 2001, Valerie Gold Resources Ltd. ("Valerie") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit. Each unit consisted of one Northern Orion common share and one share purchase warrant. With each warrant Valerie may purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year and $0.20 during the second. In addition, during the six months ended June 30, 2002, a second non-brokered private placement was entered into with Valerie for a total of $500,000, to be used for working capital. The placement was for 8,333,333 common shares and 500,000 common share purchase warrants. Valerie currently holds 18.3 million shares and 10.5 million share purchase warrants. A financing fee of 300,000 common shares at a price of $0.10 and a 300,000 purchase warrants exercisable at $0.11 was paid subsequent to June 30, 2002.

The initial private placement was subject to a number of conditions, which upon closing, set in motion events that had significant impact on Northern Orion. The closing triggered the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares priced at $1.47 each. In addition, Northern Orion's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605. The conversion price for the new notes was set at $0.15 per share. The new notes were to become due and payable after June 30, 2002, if certain restructuring transactions were not completed. Subsequent to June 30, 2002, the convertible promissory notes payable were converted into 46,097,367 common shares, pursuant to the sale by Miramar of a significant portion of its holdings of Northern Orion. Interest on these notes of $351,000, which had been included in mineral properties and deferred development, was reversed and the carrying value of mineral property interests was reduced.

A Royalty and Net Proceeds Agreement (the "Royalty Agreement") was entered into in the fall of 2000 as part of the debt settlement and restructuring where approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the royalty. Subsequent restructuring transactions included the reduction of the cap on the 2.5% Royalty Agreement specific to the Agua Rica, Mantua and San Jorge properties from approximately $18 million to $15 million. In addition, any future proceeds that could be realized from the San Jorge copper property in Argentina are specifically excluded from the Royalty Agreement.

Miramar further agreed to sell its control block and optioned all but 10 million of its shares plus the new notes to 1341180 Ontario Limited, a private company owned by Mr. Robert Cross. Subsequent to the quarter end, the option on the control block was exercised, (a one week extension had been

JUNE 30, 2002

negotiated with Miramar) and the conversion of the promissory notes was completed. Mr. Cross exercised and redistributed 48,000,000 of the common shares previously held by Miramar.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002

Overview

Northern Orion is primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past three years have necessitated a significant reduction in the scale of all corporate activities.

Discussion of Operations and Financial Condition

For the six months ending June 30, 2002, Northern Orion recorded a loss of $0.886 million or $0.01 per share compared to a loss of $0.735 million or $0.01 per share in 2001.

The increased costs are due to the continuing restructuring costs with respect to the Agua Rica property and the travel, consulting and legal costs with respect to the search for new acquisitions with the possibility of near term cash flow. Office and administration costs have decreased from $359,000 in fiscal 2001 to $254,000 in fiscal 2002. Restructuring costs in fiscal 2001 totalled $79,000, as compared to $176,000 incurred in fiscal 2002. Professional and consulting fees increased from $157,000 in fiscal 2001 to $426,000 in fiscal 2002. These costs relate primarily to financial consultants and management fees paid to two officers of Northern Orion. Certain of these fees include fees and expenses paid to executive officers, a portion of which was included in the management fees previously charged by Miramar. The Company has incurred $60,000 with respect to maintenance of properties in fiscal 2002 as compared to $112,000 in fiscal 2001. Professional fees also include legal, audit and accounting fees.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations. Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When and if Northern Orion places any of its exploration properties into production, it is intended that the resulting cash flows may become sufficient to sustain future operations, exploration and development. At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

Liquidity And Capital Resources General

At June 30, 2002, Northern Orion had a working capital deficiency of $356,000. At March 31, 2002, convertible promissory notes accounted for $7,266,000 of the current liabilities. These promissory notes were converted to common shares shortly after June 30, 2002, so therefore have been recorded as long term notes payable in the financial statements. During the period ended June 30, 2002, a private placement was completed in the amount of $500,000. These funds carried Northern Orion through to the end of the second quarter.

Subsequent to June 30, 2002, a private placement of 20,000,000 units at a price of $0.10 per unit was completed with non arm's-length parties. Each unit is comprised of one common share and one share purchase warrant which will entitle the holder to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.13. A financing fee was payable for assistance in completing the restructuring of Northern Orion.

Northern Orion's financial condition will carry it through 2003 but Northern Orion will continue to be challenged principally due to restructuring costs and administrative overhead, and maintenance of the Cuban operations. The maintenance of the Cuban operations was the responsibility of Barytex from

2

JUNE 30, 2002

August 1, 2001, until the termination of the option with Northern Orion in April 2002. Maintenance of Northern Orion's assets in Argentina, apart from direct project costs at Agua Rica, is also the responsibility of the Company.

Previously capitalized interest of $252,000 has been reversed as a result of the conversion of the promissory notes payable into common shares.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, the Company places any of its exploration properties into production, it is anticipated that the resulting cash flows may become sufficient to sustain future operations, exploration and development. At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

PROJECT UPDATES

Agua Rica

The Agua Rica project, a Joint Venture between BHP Billiton and Northern Orion, remains the Company's primary asset at the present time and contains a world-class copper-gold-molybdenum porphyry deposit. The project is located in the state of Catamarca in Argentina about 35 kilometres east of the Alumbrera copper-gold mine. BHP Billiton is the project operator. To date, 176 drill holes have been completed with substantially all other field studies complete for a bankable feasibility study, including bulk sampling from two adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project. In the context of the current equity and metals markets, it was considered that our shareholders would be better served by not attempting further financings to maintain our ownership level. Work continued at a reduced level in 2001 owned Agua Rica Project in Argentina, and the budget for the 2002/2003-year presented by the project operator, BHP Billiton of US$1.4 million is a continuation of this reduced work program. BHP Billiton has presented a budget for the Agua Rica project for the period July 1, 2002, to June 30, 2003. The proposed budget and work program is currently being reviewed by the Company.

The Company's share of the work program (including management fees to the operator) in the quarter is approximately $151,000 (2001 - $682,000). Due to the Company's decision to dilute its interest in the property, these expenditures have not been recorded in these consolidated financial statements. As a result of the dilution, Northern Orion's investment in Agua Rica is $74.2 million, but the property interest is now approximately 29%, as compared to 30% held in March 2001, before the Company's decision to dilute its interest was made. Direct project costs, if not funded by the Company, could dilute the Company's interest in the project to a 10% carried interest if Northern Orion continues to elect not to make further contributions to the project

San Jorge Copper-Gold Project

The San Jorge deposit that is 100% owned by Northern Orion is located near Mendoza in Argentina. The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge. Even though the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

3

JUNE 30, 2002

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent extraction process. Annual copper production at an estimated cost of US $0.45/lb copper of 18,000 tonnes of cathode is projected over an 11-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July, the Company and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion. In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance. The Company's proceeds from the project would be subject to the Royalty Agreement and Barytex had committed to make all required payments to be made to Miramar on the Company's behalf in respect of this Royalty.

On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company. From that time on, Northern Orion is responsible for costs relating to the project. Northern Orion received 300,000 common shares with a deemed value of $0.30 in lieu of approximately $97,727 owing by Barytex to Northern Orion at the termination date.

Northern Orion has been considering alternative proposals to provide financing for funding the Mantua project through to production. In order to meet the conditions of certain financing proposals, further diamond drilling and metallurgical tests would be required. To fund work, negotiations have been started with organizations capable of contributing the amounts needed in exchange for either equity in the Company or a part of the interest in the project.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration for and the development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed their currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina was recently devalued. It had previously been fixed to the US dollar. Removal of exchange controls could significantly affect the exchange rates in terms of the

4

JUNE 30, 2002

Canadian dollar. Continued weakness of the Canadian dollar in comparison to the US dollar will also affect the results of operations. Increasing costs of labour, supplies and energy may affect planned operations in future years. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

With the redistribution of the Miramar control position in Northern Orion, we have completed the restructuring initiated in 2000. As a result, the company concluded the private placement, raising sufficient working capital to move through 2003 while we endeavour to unlock the value of our copper assets. Joint venture partners are being sought to assist in the development of these assets. In addition, Northern Orion will continue to review and evaluate accretive acquisitions that could provide the company with near-term cash flow.

5

QUARTERLY REPORT FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002

During the third quarter of fiscal 2002, Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), completed its restructuring process.  This process has seen the conclusion of several transactions that resulted in the settlement or restructuring of all of Northern Orion's indebtedness and raised sufficient working capital to carry Northern Orion through 2003.

As a result of the restructuring Northern Orion is now positioned to enter into negotiations and agreements whereby it may realize value from its current assets or acquire sufficient cash flow to preserve the future value of its mining assets.

Restructuring Transactions

In April 2001, Valerie Gold Resources Ltd. ("Valerie") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit.  Each unit consisted of one Northern Orion common share and one share purchase warrant.  With each warrant Valerie may purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year (not exercised) and $0.20 during the second.  In addition, during the nine months ended September 30, 2002, a second non-brokered private placement was entered into with Valerie for a total of $500,000, which was used for working capital.  The placement was for 8,333,333 common shares and 500,000 common share purchase warrants exercisable for two years at a price of $0.075.  Valerie currently holds 18.3 million shares and 10.5 million share purchase warrants.  A financing fee of 300,000 common shares at a price of $0.10 and 300,000 purchase warrants exercisable at $0.11 was paid during the third quarter of fiscal 2002.

The initial private placement was subject to a number of conditions, which upon closing, set in motion events that had significant impact on Northern Orion.  The closing triggered the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares priced at $1.47 each.  In addition, Northern Orion's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605.  The conversion price for the new notes was set at $0.15 per share.  The new notes were to become due and payable after June 30, 2002, if certain restructuring transactions were not completed.  These transactions were completed and during the third quarter of fiscal 2002 the convertible promissory notes payable were converted into 46,097,367 common shares, pursuant to the sale by Miramar of a significant portion of its holdings of Northern Orion.  Interest on these notes of $351,000 at the date of conversion, which had been included in mineral properties and deferred development, was reversed and the carrying value of mineral property interests was reduced.

A Royalty and Net Proceeds Agreement (the "Royalty Agreement") was entered into in the fall of 2000 as part of the debt settlement and restructuring where approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the royalty.  Subsequent restructuring transactions included the reduction of the cap on the 2.5% Royalty Agreement specific to the Agua Rica, Mantua and San Jorge properties from approximately $18 million to $15 million.  In addition, any future proceeds that could be realized from the San Jorge copper property in Argentina are specifically excluded from the Royalty Agreement.

Miramar further agreed to sell its control block and optioned all but 10 million of its shares plus the new notes to 1341180 Ontario Limited, a private company owned by Mr. Robert Cross.  During the third quarter of fiscal 2002 the option on the control block was exercised and the conversion of the promissory notes was completed.  Mr. Cross exercised and redistributed 48,000,000 of the common shares previously held by Miramar.  A finance fee of $220,000 was paid to an arm's length party in connection with completion of these transactions.

During the quarter ended September 30, 2002, a non-brokered private placement of 20 million units to non-arm's length parties, priced at $0.10 per unit, was completed.  Each unit is comprised of one common share and one share purchase warrant, exercisable over a two-year period at a price of $0.13.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2002

Overview

Northern Orion is primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba.  Financial constraints on Northern Orion for the past four years have necessitated a significant reduction in the scale of all corporate activities.

Discussion of Operations and Financial Condition

For the nine months ending September 30, 2002, Northern Orion recorded a loss of $1.579 million or $0.01 per share compared to a loss of $0.69 million or $0.01 per share in fiscal 2001.

The increased costs are due to the continuing restructuring costs with respect to the Agua Rica property and travel, consulting and legal costs with respect to the search for new acquisitions.  Office and administration costs have increased from $811,000 in fiscal 2001 to $1,052,000 in fiscal 2002.  Severance payments contributed to the increase.  Fees and expenses paid to executive officers, a portion of which was included in the management fees previously charged by Miramar are included in general and administration costs.  Restructuring costs in fiscal 2001 totalled $110,000, as compared to $533,000 incurred in fiscal 2002.  Consulting and financing fees of $355,000 are included in this increase.  Also included are legal fees related to the restructuring.

Northern Orion has incurred $193,000 with respect to maintenance of properties in fiscal 2002 as compared to $391,000 in fiscal 2001, due to the conversion of the promissory notes payable to Miramar Mining Corporation to common shares.  Interest on the promissory notes had been capitalized in prior periods.  In fiscal 2002, promissory notes payable to Miramar Mining Corporation were converted to common shares.  This was the final step in the financial restructuring of the Company.  The interest accrued on the promissory notes was forgiven, and pursuant to this, capitalized interest of $252,000 at December 31, 2001, and interest accrued since that period was reversed and the carrying costs of mineral properties has been reduced.

Liquidity And Capital Resources

General

At September 30, 2002, Northern Orion had working capital of $833,000.  At June 30, 2002, convertible promissory notes accounted for $7,266,000 of the current liabilities.  These promissory notes were converted to 46,097,367 common shares in the third quarter of fiscal 2002.  During the period ended September 30, 2002, two private placements were completed, one for the issuance of 8,333,333 common shares and 500,000 warrants for proceeds of $500,000, and a second placement of 20,000,000 units at a price of $0.10 per unit non arm's-length parties, for net proceeds of $1,950,000.  Each unit in the second placement is comprised of one common share and one share purchase warrant which will entitle the holder to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.13.  A financing fee was paid for assistance in completing the restructuring of Northern Orion.

Northern Orion's financial condition will carry it through 2003 but the Company will continue to be challenged principally due to administrative overhead, and costs associated with maintenance of its Cuban operations until the proposed option agreement receives regulatory approval. The maintenance of the Cuban operations was the responsibility of a third party from August 1, 2001, until the termination of its option with Northern Orion in April 2002.  Maintenance of Northern Orion's assets in Argentina, apart from direct project costs at Agua Rica, is also the responsibility of the Company.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion is unable to generate sources of internal cash flow from operations.  For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, Northern Orion places any of its exploration properties into production, the resulting cash flows may become sufficient to sustain future operations, exploration and development.  At present, Northern Orion lacks the financial ability to advance any of its projects to the production stage.

PROJECT UPDATES

Agua Rica

The Agua Rica project, a Joint Venture between BHP Billiton and Northern Orion, remains the Company's primary asset at the present time and contains a world-class copper-gold-molybdenum porphyry deposit.  The project is located in the state of Catamarca in Argentina about 35 kilometres east of the Alumbrera copper-gold mine.  BHP Billiton is the project operator.  To date, 176 drill holes have been completed with substantially all other field studies complete for a bankable feasibility study, including bulk sampling from two adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project.  In the context of the current equity and metals markets, it was considered that shareholders would be better served by not attempting further financings to maintain the Company's ownership level.  Work continued at a reduced level in 2001 and the budget for the 2002/2003-year presented by the project operator, BHP Billiton of US$1.4 million is a continuation of this reduced work program.

Northern Orion's share of the work program (including management fees to the operator) in the nine months ended September 30, 2002, is approximately $246,000 (2001 - $682,000).  Due to the decision to dilute the Company's interest in the property, these expenditures have not been recorded in these consolidated financial statements.  As a result of the dilution, Northern Orion's investment in Agua Rica is $74.2 million, but the property interest is now approximately 28%, as compared to 30% held in March 2001, before the Company's decision to dilute its interest was made.  Direct project costs, if not funded by Northern Orion, could dilute the interest in the project to a 10% carried interest if Northern Orion continues to elect not to make further contributions to the project.

San Jorge Copper-Gold Project

The San Jorge deposit that is 100% owned by Northern Orion is located near Mendoza in Argentina.  The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge.  Although the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price.  The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent extraction process.  Annual copper production of 18,000 tonnes of cathode at an estimated cost of US $0.45/lb copper is projected over an 11-year mine life.  The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July 2001 Northern Orion and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion.  In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance.  Northern Orion's proceeds from the project would be subject to the Royalty Agreement and Barytex had committed to make all required payments to be made to Miramar on the Company's behalf in respect of this Royalty.

On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company.  From that time on, Northern Orion has been responsible for costs relating to the project.  Northern Orion received 300,000 common shares with a deemed value of $0.30 in lieu of approximately $97,727 owing by Barytex to Northern Orion at the termination date.

In September 2002 Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% of the project.  The terms of the option agreement are as follows:

  Newport will issue 400,000 common shares to Northern Orion as an option payment to enter into the agreement;

  Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month;

  Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If Northern Orion secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company.  Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera, S.A.  Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14 million subordinated debt.  Upon full exercise of the option of the shares in Mantua, Newport agrees to assume the obligations of the Miramar royalty on the Mantua project.  The agreement is subject to regulatory approval.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration for and the development of mineral deposits.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.  The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure.  In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take.  As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required.  It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed their currency to the US dollar and the majority of the transactions in Argentina are in US dollars.  The currency in Argentina was recently devalued.  It had previously been fixed to the US dollar.  Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar.  Continued weakness of the Canadian dollar in comparison to the US dollar will also affect the results of operations.  Increasing costs of labour, supplies and energy may affect planned operations in future years.  The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods.  These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments.  Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

With the redistribution of the Miramar control position in Northern Orion, the Company has completed the restructuring initiated in 2000.  As a result, the Company was able to conclude the private placement, to raise sufficient working capital to move through 2003, while continuing to endeavour to unlock the value of its copper assets.  Joint venture partners are being sought to assist in the development of these assets.  In addition, Northern Orion will continue to review and evaluate accretive acquisitions that could provide the company with near-term cash flow.

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars)

(unaudited - prepared by management)

	September 30, 2002	December 31, 2001
Assets

Current assets:
Cash and short-term investments	$ 920	$ 387
Accounts receivable	174	167
Investment in shares (Note 4)	90	--
Prepaid expenses	56	37
	1,240	591

Plant and equipment	2,187	2,192
Mineral property interests (Note 5)	81,179	81,238

	$ 84,606	$ 84,021
Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 407	$ 466
Convertible promissory notes payable (Notes 6 and 7)	--	7,167
	407	7,633
		--
Reclamation	40	40
Future income taxes	24,485	24,485
	24,932	32,158

Shareholders' equity
Share capital (Note 7)	158,639	149,274
Contributed surplus (Note 2)	108	--
Deficit	(99,073)	(97,411)
	59,674	51,863

	$ 84,606	$ 84,021

See accompanying notes to consolidated financial statements.

Approved on behalf of the board:

"David W. Cohen"

"Robert Cross"

Director

Director

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Operations and Deficit

(expressed in thousands of dollars)

(unaudited - prepared by management)

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001

Expenses
General and administration	$ 372	$ 255	$ 1,052	$ 811
Restructuring costs	357	31	533	110
Depreciation and depletion	2	-	5	7
Property costs	(60)	-		112
Loss (gain) on foreign exchange translation	22	1	(10)	4
Interest and other income	-	(9)	(1)	(31)
Proceeds on sale of shares	-	(319)	-	(319)
	693	(41)	1,579	694

Income (loss) for the period	(693)	41	(1,579)	(694)

Deficit, beginning of period	(98,380)	(96,861)	(97,411)	(96,126)

Stock-based compensation (note 2)	-	-	(83)	-

Deficit, end of period, as restated	$ (99,073)	$ (96,820)	$ (99,073)	$ (96,820)

Loss per share - basic and fully diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	174,197,232	113,870,222	137,069,556	103,127,531

Total common shares outstanding at end of period	188,600,922	113,870,222	188,600,922	113,870,222

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Cash Flows

(expressed in thousands of dollars)

(unaudited - prepared by management)

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001

Cash provided by (used in):
Operations
Loss for the period	$ (693)	$ 41	$ (1,579)	$ (694)
Items not involving cash
Depreciation and depletion	2	-	5	7
Stock-based compensation	1	-	25	-
Change in non-cash working capital
Decrease (increase) in accounts receivable	61	-	(7)	(27)
Decrease (increase) in prepaid expenses	(19)	2	(19)	-
Increase (decrease) in accounts payable and accrued liabilities	(306)	(193)	(59)	(666)
	(954)	(150)	(1,634)	(1,380)
Financing
Common shares issued for cash	1,950	-	2,450	1,480
Advances from controlling shareholder	-	-	-	479
Capitalized interest on convertible debenture	-	-	-	408
	1,950	-	2,450	2,367
Investments
Mineral properties	(71)	67	(193)	(391)
Plant and equipment	-	-	-	(4)
Shares	(90)		(90)
	(161)	67	(283)	(395)

Increase (decrease) in cash	835	(83)	533	592

Cash, beginning of period	85	688	387	13

Cash, end of period	$ 920	$ 605	$ 920	$ 605

Supplementary information:
Non-cash transactions
Interest capitalization to mineral property interests	252	-	153	-
Increase in mineral properties due to future income tax liability	-	-	-	-
Financing fees	30	-	30	-
Promissory notes to equity	6,915	-	6,915	-
Convertible debenture to equity	-	-	-	21,226

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

Nine months ended September 30, 2002 and 2001

(unaudited - prepared by management)

1.

Interim financial statements:

These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuances of equity and debt.  At September 30, 2002, the Company has an excess of current assets over current liabilities of $833.  The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due.

The recoverability of amounts capitalized for mineral properties in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting, and upon future profitable production.  Further, to improve mineral properties' viability, requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

2.

Change in accounting policy:

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity.  An adjustment of $83 was required to increase the deficit on adoption of the standard.

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

Nine months ended September 30, 2002 and 2001

(unaudited - prepared by management)

2.

Change in accounting policy (continued):

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method.  For all other employee awards, the Company continues to follow the settlement method.  Under the settlement method, no compensation cost is recognized when the awards are issued to employees.  Any consideration paid by employees on exercise is credited to share capital.  For such awards, the Company discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied.  As no such awards were granted during the nine-month period ended September 30, 2002, no such pro forma information has been presented.

Under the fair value method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award.  For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period.  Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost.  No employee stock-based compensation was required to be recognized for the three and nine-month periods ended September 30, 2002.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee compensation expense recognized for the three and nine months ended September 30, 2002, was $1 and $25, respectively.

3.

Loss per share:

Diluted loss per share does not differ from basic loss per share as the potential issue of common shares under the convertible debenture or the Company's stock appreciation rights plan would be anti-dilutive to the common shareholders.

4.

Investment in shares

The Company holds 300,000 common shares of International Barytex Resources Ltd. ("Barytex").  On April 12, 2002, Barytex announced that was unable to obtain the needed financing to earn its option in the Mantua project in Cuba.  Consequently, it was forced to withdraw from its option and terminate its agreement with the Company.  In relation to the option agreement, the Company received 300,000 common shares with a deemed value of $0.30 in lieu of approximately $98 owing by Barytex to Northern Orion at the termination date.  The shares are recorded at the deemed value of $90.  At September 30, 2002, the market value of the shares of Barytex is $90.

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

Nine months ended September 30, 2002 and 2001

(unaudited - prepared by management)

5.

Mineral property interests and deferred development:

	Agua Rica	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	(252)	193	-	(59)
Balance, September 30, 2002	$ 74,253	$ 24,913	$ (17,987)	$ 81,179

(a) Agua Rica

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licenses.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that is being explored by a joint venture between the Company (30%) and BHP Copper (70%).  In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point and on a continuing basis until funds are available to the Company to make further payments on the project.  As a result, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed.

The dilution on the project to September 30, 2002, has reduced the Company's interest in the project to a 28% interest.  In the event that the Company elects to not contribute additional funds to BHP Copper, the operator, its current interest will be reduced over time to a 10% carried interest in the property.

(b) Mantua

The Mantua project is located in western Cuba.  The Company has entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project from the Company.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% of the project.  The terms of the option agreement are as follows:

  Newport will issue the Company 400,000 common shares as an option payment to enter into the agreement;

  Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20 per month;

  Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750;

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

Nine months ended September 30, 2002 and 2001

(unaudited - prepared by management)

5.

Mineral property interests and deferred development (continued):

If the Company secures a credit facility satisfactory too Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company.  Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera, S.A.  Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving the Company with the remaining US$14 million subordinated debt.  Upon full exercise of the option of the shares in Mantua, Newport agrees to assume the obligations of the Miramar royalty on the Mantua project.  The agreement is subject to regulatory approval.

6.

Promissory notes payable:

	September 30, 2002	December 31, 2001

Convertible promissory notes (a)	$ -	$ 6,915
Accrued interest on promissory notes	-	252
Current portion of convertible promissory notes	-	(7,167)
	$ -	$ -

(a)

Convertible promissory notes:

In fiscal 2001, the Company converted all amounts owing to Miramar, which included the $2,000 remaining principal on a promissory note and amounts owing on a convertible debenture, into two convertible promissory notes totalling $6,915.  The convertible promissory notes are convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share.  The terms of the notes are such that the interest was payable on the notes at prime plus 2% per annum and are due on demand after June 30, 2002.  During the three months ended September 30, 2002, the promissory notes were converted into 46,097,367 common shares.  Pursuant to the terms of the notes conversion, all interest accrued and unpaid to the conversion date was forgiven and no interest shall accrue thereafter.

7.

Share capital:

(a)

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

NORTHERN ORION EXPLORATIONS LTD.

Notes to Consolidated Interim Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

Nine months ended September 30, 2002 and 2001

(unaudited - prepared by management)

7.

Share capital (continued):

(b)

Issued:

	Number of common shares	Amount
Balance, December 31, 2001	113,870,222	$ 149,274

Shares issued for cash:
Private placement	8,333,333	500
Private placement	20,000,000	1,950
Shares issued for other:
Finance fee	300,000	--
Conversion of promissory notes	46,097,367	6,915
Balance, September 30, 2002	188,600,922	$ 158,639

(c)

Stock options:

At September 30, 2002, the Company had stock options outstanding as follows:

	Number of share options	Average exercise price

Outstanding, beginning of period	7,550,000	$0.15
Forfeited, expired and cancelled	(850,000)	0.15

Outstanding, end of period	6,700,000	$0.15

Available for exercise, end of period	6,000,000	$0.15

(d) Warrants

(1)

At September 30, 2002, there were 10,000,000 warrants outstanding exercisable at a price of $0.20 per common share until April 27, 2003, and 500,000 warrants exercisable at $0.075 per common share until March 28, 2004.  A private placement of 20,000,000 units to non-arm's length parties, priced at $0.10 per unit, was completed.  Each unit is comprised of one common share and one share purchase warrant, exercisable over a two-year period at a price of $0.13.

(2)

A finance fee of 300,000 common shares priced at $0.10, with a warrant attached, exercisable at $0.11 exercisable over a two-year period, was paid to an arm's length party.  This finance fee was paid with respect to a private placement financing completed in March 2002.

TO OUR SHAREHOLDERS

Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), has completed the restructuring process started in fiscal 2000.  This process has seen the conclusion of several transactions that resulted in the settlement or restructuring of all of Northern Orion's indebtedness and raised sufficient working capital to carry Northern Orion into 2003.

As a result of the restructuring Northern Orion is now positioned to enter into agreements whereby it may realize value from its current assets or acquire sufficient cash flow to preserve the future value of its mining assets.

The Company has entered into a number of transactions since December 31, 2002, including the acquisition of the remaining 72% of the Agua Rica property in Argentina, giving Northern Orion 100% of the Agua Rica property.  During the first quarter of fiscal 2003, Northern Orion completed a private placement of 40 million units priced at $0.10 and $0.115 for non arms-length parties, for gross proceeds of approximately $4.1 million dollars.  Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $0.13.  A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has been terminated.

On March 29, 2003, Northern Orion entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") to participate in the acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million.  Of the total purchase price, Rio Algom has agreed to defer payment of up to US$50 million until May 30, 2005, the amount will bear interest at LIBOR plus 2%.  On closing Northern Orion and Wheaton will each acquire from Rio Algom a net 12.5% interest in Alumbrera.  This acquisition will move the Company directly into the intermediate tier of copper and gold producers and provide substantial cash flow immediately from the operation.

Northern Orion and Wheaton will equally own a special purpose acquisition company to hold the 25% interest in Alumbrera being purchased from Rio Algom.  The acquisition is subject to due diligence, financing, all necessary regulatory and third party approvals and consents (including the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom.  The acquisition is expected to close by June 23, 2003.  To complete the transaction, Northern Orion must receive sufficient commitments for its equity funding by May 23, 2003, failing which Wheaton will be entitled to acquire Northern Orion's 50% of the acquisition company for $1.

On May 16, 2003, Northern Orion signed an underwriting agreement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Salman Partners Inc., Pacific International Securities Inc. and McFarlane Gordon Inc. issuing US$65 million of Special Warrants subject to US$15 million overallotment option, subject to shareholder and regulatory approvals and other third party consents.  The issue consists of approximately 683 million units of the Company at $0.13 per unit, each unit consisting of one common share and one half warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per unit for a period of up to five years.  Proceeds of the private placement are to be used to fund the Alumbrera acquisition.  Northern Orion has agreed to pay a fee of 6% of the value of the acquisition in aggregate to these advisors for financial advisory services in connection with the financing and the acquisition.

1

To facilitate the due diligence on Alumbrera, Northern Orion will reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence conducted by Wheaton on its earlier acquisition of an initial 25% interest in the Alumbrera project.  An initial payment of US$250,000 was paid to Wheaton on April 8, 2003, pursuant to the terms of the agreement.  Wheaton has made available all of its technical, legal and commercial due diligence, completed in early 2003 and Northern Orion is updating this information to the present.

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project.  The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001.  Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002.

RESTRUCTURING TRANSACTIONS

A Royalty and Net Proceeds Agreement (the "Royalty and Proceeds Interest") was entered into in 2000 as part of the debt settlement and restructuring.  Approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the Royalty and Proceeds Interest.  Subsequent restructuring transactions in 2001 included the reduction of the cap on the 2.5% Royalty Agreement specific to the Agua Rica, Mantua and San Jorge properties from approximately $18 million to $15 million.  In addition, any future proceeds that could be realized from the San Jorge copper property in Argentina are specifically excluded.

The restructuring transactions initiated in 2000 continued through 2001, when ValGold Resources Ltd. ("ValGold") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit, the private placement part of a further restructuring (the "2001 Restructuring").  Each unit consisted of one Northern Orion common share and one share purchase warrant.  The warrants were not exercised in the first year, and have an exercise price of $0.20 per share, expiring on April 28, 2003.  In 2003, the term of the warrants was extended to December 31, 2003.  During 2002, a second non-brokered private placement was completed with ValGold for proceeds of $500,000, which was used for working capital.  The placement was for 8,333,333 common shares and 500,000 common share purchase warrants exercisable for two years at a price of $0.075.  A financing fee of 300,000 common shares at a price of $0.10 and 300,000 purchase warrants exercisable at $0.11 was paid to an arm's length party.  The 2001 Restructuring saw the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares at $1.47 each.  In addition, Northern Orion's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605.  The conversion price for the new convertible promissory notes was $0.15 per share

2

and in fiscal 2002, the two notes were converted into 46,097,367 common shares when Miramar, pursuant to a previously granted option, sold a significant portion of its holdings of Northern Orion through the facilities of 1341180 Ontario Limited, a private company owned by Mr. Robert Cross, a director and Chairman of the Company, pursuant to an option agreement on the Miramar shares.  Mr. Cross exercised the option and facilitated the redistribution of 48,000,000 of the common shares previously held by Miramar.  An advisory fee of $220,000 was paid to an arm's length party in connection with completion of these transactions.

Interest accrued of $351,000 on the Miramar promissory notes to the date of conversion was forgiven.  The interest accrued of $252,000 in fiscal 2001, which had been capitalized to mineral property interests, was reversed in fiscal 2002, and the carrying value of Northern Orion's mineral property interests was reduced as a result.

Overview

For several years Northern Orion has been primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba.  Financial constraints on Northern Orion for the past four years had necessitated a significant reduction in the scale of all corporate activities.

PROJECT UPDATES

Agua Rica

The Agua Rica project which, until the acquisition of the remaining 72% interest on May 8, 2003, was operated as a Joint Venture between BHP Billiton and Northern Orion, is the Company's primary asset at the present time and is a world-class copper gold molybdenum porphyry deposit.  The Agua Rica copper/gold property covers an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina.  The project is located in the state of Catamarca in Argentina about 34 kilometres east of the Alumbrera copper gold mine, in which Northern Orion has agreed to acquire a 12.5% interest.

BHP Billiton was the project operator of the Agua Rica project for several years.  BHP's initial 70% interest was earned by spending US$1 million on exploration and agreeing to reimburse the Company's indirect subsidiary the US$7.9 million spent by it to acquire the Agua Rica project.  As at December 31, 2000, BHP Billiton had fully reimbursed the US$7.9 million.  Under the Joint Operating Agreement, exploration expenditures were shared between the Company and BHP, proportionate to their respective interests in the project.  In the second quarter of fiscal 2001, the Company elected to reduce its interest in the Agua Rica project to approximately 29.12% from the original interest of 30%.  As a result, cash calls made by BHP as operator, since August 31, 2000, were not made by the Company.  Due to financial constraints, the Company subsequently elected to continue to dilute its interest in the Agua Rica project.  As of December 31, 2002, the Company's interest in the project was approximately 28%.  In February 2003, the Company agreed to acquire the 72% interest in the Agua Rica project it did not previously hold from BHP Billiton.

The 2001/2002 work program on the project was completed in June 2002.  The 2002/2003 work program, which is now the responsibility of Northern Orion, is almost complete.  The Company's share of the work program (including management fees to the operator) in fiscal year 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid by the Company and contributed to a dilution of its interest in the Agua Rica project.  Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years.  The 2001/2002 work program built on the work performed in completing the initial feasibility study, which was issued in November 1997.  The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested.  The capital requirement to develop an open pit mine and concentrator at Agua Rica is estimated to be US$623 million.

3

Subsequent to December 31, 2002, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the project.  The 72% interest held by BHP Billiton was purchased for a total of US$12.6 million, with US$3.6 million paid on May 8, 2003, and a final payment of US$9.0 million due on or before June 30, 2005.

In connection with the acquisition of the BHP Billiton interest in the Agua Rica project on February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3 million to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan is for a term of six months and will bear interest at 10% per annum.  The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20, or if the amount outstanding is not paid by such date, at a conversion price of $0.175 to May 8, 2004.  The maturity date of the loan is November 8 2003, which can be extended to May 8, 2004, for an extension fee of US$150,000, payable in cash or common shares of the Company.  If the extension fee is paid in common shares that are subject to a hold period the amount of the fee is US$225,000.  Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited.  Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement.  Endeavour Mining received commitment and drawdown fees totalling US$150,000 in cash and 3,000,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $0.15 per share.

Northern Orion has commissioned an independent review and National Instrument 43-101 evaluation of Agua Rica.

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina.  Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge.  Although the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price.  Northern Orion is reviewing its options with respect to this property.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

4

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent-extraction process.  Annual copper production of 18,000 tonnes of cathode at an estimated cost of US $0.45/lb copper is projected over an 11-year mine life.  The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July 2001, Northern Orion and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion.  On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company. Subsequently Northern Orion resumed responsibility for costs relating to the project.  Northern Orion accepted 300,000 common shares with a deemed value of $0.30 in settlement of approximately $97,727 owing by Barytex to Northern Orion at the termination date.  Subsequent to the year ended December 31, 2002, 213,500 of these common shares were sold for gross proceeds of $97,000.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project.  The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion.  The terms of the option agreement are as follows:

  Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104,000.  Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest;

  Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month (at December 31, 2002, $89,377 is included in accounts receivable, and has not yet been received from Newport); and

  Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If Northern Orion identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company.  Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera, S.A.  Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14 million subordinated debt.  Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Miramar Proceeds and Royalty Interest in respect of the Mantua project.  Northern Orion has agreed to transfer 200,000 common shares of Newport to Miramar, at the deemed value of $52,000.  The amount payable under the Miramar Proceeds and Royalty Interest will thereby be reduced by $52,000.

5

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

Liquidity And Capital Resources

General

At December 31, 2002, Northern Orion had working capital of $508,000.  At December 31, 2001, convertible promissory notes and accrued interest accounted for $7,167,000 of the current liabilities of $7,630,000 at that date.  During fiscal 2002, these promissory notes were converted to 46,097,367 common shares and the related accrued interest was forgiven.  Subsequent to the completion of the restructuring transactions described above, a private placement of 20,000,000 units at a price of $0.10 per unit was completed for net proceeds of $1,946,000.  Each unit in the private placement was comprised of one common share and one share purchase warrant which will entitle the holder to purchase an additional common share of Northern Orion until August 2, 2004, at a price per share of $0.13 per share.

A private placement was completed in the first quarter of fiscal 2003 of 40 million units at prices of $0.10 and $0.115 per unit, for gross proceeds of $4.1 million to be used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project held by BHP Billiton to consolidate 100% of the Agua Rica project in Northern Orion. Each unit in the private placement is comprised of one common share and one share purchase warrant to acquire one common share, exercisable at a price of $0.13 per share until March 18, 2005.

In 2003, Northern Orion entered into and closed a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project. The 72% interest held by BHP Billiton has been purchased by the Company for a total of US$12.6 million, with a US$3.6 million initial payment and a final payment of US$9.0 million due on or before June 30, 2005.  Details of the Agua Rica purchase and the related Endeavour Mining loan agreement are described above under Project Updates - Agua Rica.

All of the expenses related to the Cuban operations will be the responsibility of a Newport Explorations pursuant to an option agreement signed in September 2002.  Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past.  For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture, the evaluation of properties and through third party borrowings.  The Alumbrera acquisition and the resulting cash flows should be sufficient to sustain future operations, exploration and development of the Agua Rica project but is subject to a number of outstanding conditions.  Until closing of the Alumbrera transaction, Northern Orion lacks the financial ability to advance any of its projects to the production stage.

The balance of the due diligence costs to complete the Alumbrera acquisition, the financing fees and interest payments on the Endeavour Mining loan, office administration costs and the costs related to the maintenance of the Agua Rica and Mantua projects will significantly decrease the Company's current working capital of approximately $1.7 million.  Approximately $573,000 has been expended to date, including the initial payment of US$250,000 to Wheaton for access to it's due diligence information.  The balance of

6

the US$1.0 million (US$750,000) is to be paid to Wheaton on closing of the Alumbrera acquisition, following which working capital may not be sufficient to pay administration costs and interest payments to Endeavour Mining.  The principal balance of the loan from Endeavour Mining and the due diligence costs on the Alumbrera acquisition will have to be funded by the special warrants financing announced on May 16, 2003, from funds received from the Alumbrera shareholder distributions, from the exercise of outstanding warrants and options, which are subject to the sinking fund terms of the Endeavour Mining loan agreement, or from other forms of financing.

Future cash flow is expected to come from the Company's acquisition of Alumbrera.  If the Alumbrera acquisition is not completed, the Company may not have the financial ability to advance any of its projects to the production stage and may not have the ability to complete its obligations with respect to the acquisition of the Agua Rica project.

To facilitate the proposed financing and future financings of the Company, shareholders of the Company will be asked at the Company's Annual General Meeting to be held on June 16, 2003, to approve a special resolution to consolidate all of the Company's authorized and issued common shares on a ten (10) for one (1) basis, (the "Consolidation"), such that for each ten common shares presently held, each shareholder will receive one new common share upon completion of the Consolidation.  All common shares issued and outstanding on the date of consolidation, all common shares issuable on the exercise of outstanding options and warrants and the option and warrant price and all common shares to be issued pursuant to the Alumbrera transaction will be subject to the consolidation.

Results of Operations

Northern Orion recorded a loss of $2.0 million or $0.01 per share in fiscal 2002, compared to a loss of $1.3 million or $0.01 per share in 2001.

The increased costs are due to increased professional and consulting fees, and restructuring costs in fiscal 2002.  Office, management and administration fees decreased from $557,000 in fiscal 2001 to $552,000 in fiscal 2002.  A portion of the administration costs in Argentina have been reduced as a result of the devaluation of the Argentine Peso in 2002.  Professional and consulting fees increased from $718,000 in fiscal 2001 to $907,000 in fiscal 2002 as a result of the company contracting out many of these services.  Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries.  Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant expense in fiscal 2003, until the completion of the Agua Rica and Alumbrera acquisitions.  Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of mineral property acquisitions.

Severance and restructuring costs increased from $203,000 in fiscal 2001 to $550,000 in fiscal 2002.  Included in fiscal 2002 are severance costs of $144,000 paid to a former officer of the Company, and a fee paid to a third party of $220,000 for assistance with the placement of the Miramar shares.

7

Subsequent to December 31, 2002, Northern Orion granted 8,900,000 stock options at a price of $0.13 to directors, officers and investor relations' consultants, pursuant to the Company's stock option plan.  The stock options expire on February 6, 2008.  The stock option plan authorizes the issuance of up to 16,000,000 options of which 6,700,000 were outstanding at December 31, 2002.  An additional 1,500,000 stock options have been granted to a non-employee with an exercise price of $0.17 per share.  These options expire on April 26, 2008, and 400,000 vest immediately.  The remaining 1,100,000 vest upon receiving shareholder approval.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration and development of mineral deposits.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.  The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure.  In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take.  As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required.  It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed their currency to the US dollar and the majority of the transactions in Argentina are in US dollars.  The currency in Argentina was recently devalued.  It had previously been fixed to the US dollar.  Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar.  Weakness of the Canadian dollar in comparison to the US dollar may also affect the results of operations, as many of the expenditures in Argentina are in US dollars, as are the expenditures in Cuba.  Increasing costs of labour, supplies and energy may affect planned operations in future years.  The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods.  These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments.  Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

8

OUTLOOK

The last 12 months have been an exciting time for the Company as we have removed all debt from our balance sheet, refocused our operations and entered into two significant transactions that have dramatically changed the Company.  The proposed acquisition of a 12.5% stake in the profitable Alumbrera mine should provide the Company with substantial cash flow over the next 8-10 years.  Our consolidation of 100% of the Agua Rica project gives us ownership and control of one of the largest and most advanced copper-gold deposits in the world.  We are confident that Northern Orion will be able to unlock the value of Agua Rica.

For the year 2003 and beyond, we will be building upon our progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  It is our belief that to achieve our goals, we must look to growth by both acquisitions and advancing our existing projects.  Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

May 16, 2003

David Cohen

President and Chief Executive Officer

9

Independent Auditors' Report and Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Deloitte & Touche LLP P.O. Box 49279 Four Bentall Centre 2800 - 1055 Dunsmuir Street Vancouver, British Columbia V7X 1P4 Tel: (604) 669 4466 Fax: (604) 685 0395 www.deloitte.ca

Independent Auditors' Report

To the Board of Directors of

Northern Orion Resources Inc.

(formerly Northern Orion Explorations Ltd.)

We have audited the consolidated balance sheets of Northern Orion Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

June 20, 2003 (except for Notes 15 and 16 which are as at July 25, 2003)

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

(a)

When financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.

(b)

To describe changes in accounting policies that have been implemented in the consolidated financial statements.  Effective April 1, 2001, the Company adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  The impact of this change in accounting policy is set out in Note 2 to the consolidated financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Directors dated June 20, 2003 (except for Note 16 which is as at July 25, 2003) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

Chartered Accountants

Vancouver, British Columbia

June 20, 2003 (except for Notes 15 and 16 which are as at July 25, 2003)

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	December 31,
	2002	2001
ASSETS

CURRENT
Cash and cash equivalents	$539	$387
Marketable securities (Note 4)	142	-
Due from related parties (Note 11)	25	-
Receivables	230	167
Prepaid expenses	-	34
TOTAL CURRENT ASSETS	936	588
PLANT AND EQUIPMENT (Note 5 (a))	2,187	2,192
MINERAL PROPERTY INTERESTS (Note 5 (b))	81,094	81,238
TOTAL ASSETS	$84,217	$84,018

LIABILITIES

CURRENT
Accounts payable	$333	$232
Accrued liabilities	95	139
Due to related parties (Note 11)	-	92
Convertible promissory notes payable (Note 6)	-	7,167
TOTAL CURRENT LIABILITIES	428	7,630
PROVISION FOR RECLAMATION OBLIGATIONS	40	40
FUTURE INCOME TAXES (Note 10)	24,485	24,485
TOTAL LIABILITIES	24,953	32,155

SHAREHOLDERS' EQUITY

Share capital (Note 8 (a))
Authorized: 700,000,000 common
Issued and outstanding: 18,860,092 (2001 - 11,387,022)	158,635	149,274
Contributed surplus (Note 8 (c))	115	-
Deficit	(99,486)	(97,411)
TOTAL SHAREHOLDERS' EQUITY	59,264	51,863
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$84,217	$84,018

CONTINUING OPERATIONS (Note 1)

See Accompanying Notes to the Consolidated Financial Statements.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

	Year ended December 31,
	2002	2001	2000

EXPENSES
Cost of sales	$-	$-	$142
Depreciation and depletion	5	32	317
Foreign exchange loss (gain)	(1)	137	(44)
Management fees (Note 11)	-	70	420
Office and administration (Note 11)	552	487	220
Professional and consulting (Note 8 (c))	907	718	350
Severance and restructuring costs	550	203	157
Write-down of mineral property interests	-	-	22,271
Write-down of other assets	-	-	37
	2,013	1,647	23,870
LOSS BEFORE THE FOLLOWING	(2,013)	(1,647)	(23,870)
GAIN ON SALE OF SHARES	-	(329)	-
EQUITY EARNINGS OF MINERA
ALUMBRERA LTD.	-	-	-
INTEREST INCOME	(21)	(33)	(66)
LOSS FOR THE PERIOD	(1,992)	(1,285)	(23,804)
DEFICIT, BEGINNING OF PERIOD
As previously reported	(97,411)	(96,126)	(72,322)
Adjustment for stock-based
compensation (Note 2)	(83)	-	-
As restated	(97,494)	(96,126)	(72,322)
DEFICIT, END OF PERIOD	$(99,486)	$(97,411)	$(96,126)

BASIC AND DILUTED LOSS PER SHARE	$(0.13)	$(0.12)	$(2.79)

WEIGHTED-AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	15,026,303	10,583,528	8,533,054

See Accompanying Notes to the Consolidated Financial Statements.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	Year ended December 31,
	2002	2001	2000

OPERATING ACTIVITIES
Loss for the period	$(1,992)	$(1,285)	$(23,804)
Items not involving cash
Depreciation and depletion	5	32	317
Write-down of mineral property interests	-	-	22,271
Equity earnings of Minera Alumbrera Ltd.	-	-	-
Gain on sale of shares	-	-	-
Write-down of other assets	-	-	37
Stock-based compensation	32	-	-
Changes in non-cash operating working capital
Accounts receivable	(153)	(131)	311
Due to/from related parties	(117)	92	-
Prepaid expenses	34	3	(3)
Accounts payable and accrued liabilities	57	(311)	202
	(2,134)	(1,600)	(669)

INVESTING ACTIVITIES
Equity investment in Minera Alumbrera Ltd.	-	-	-
Acquisition of Agua Rica interest	-	-	-
Mineral property interests	(160)	(4)	(1,682)
Proceeds on sale of marketable securities	-	-	-
Disposal of plant and equipment	-	-	-
	(160)	(4)	(1,682)

FINANCING ACTIVITIES
Special warrant financing, net of issue costs	-	-	-
Promissory notes	-	500	675
Reclamation	-	4	(30)
Convertible debenture	-	-	1,405
Common shares issued for cash	2,446	1,474	-
	2,446	1,978	2,050
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS DURING
THE PERIOD	152	374	(301)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	387	13	314
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$539	$387	$13

SUPPLEMENTARY INFORMATION (Note 13)

See Accompanying Notes to the Consolidated Financial Statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

1.

CONTINUING OPERATIONS

Northern Orion Resources Inc. (the "Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Company is engaged in mining and related activities including the exploration, development and investment in mineral property interests in Cuba and Argentina.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.  The Company has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production.  Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc.  The Company's shares were consolidated on a ten old for one new share basis, leaving approximately 22,860,092 post-consolidated shares issued and outstanding.  The Company's share capital was increased to 700,000,000 common shares subsequent to the reverse consolidation.  References to common shares and per share amounts in these financial statements are subsequent to the share consolidation except where indicated otherwise.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

2.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity.  As the Company's stock option plan includes stock appreciation rights, the Company has recorded an increase to deficit of $83 and an increase to contributed surplus of $83 as at January 1, 2002, on retroactive application of this policy.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  They include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at December 31, 2002 include Minera Agua Rica LLC, which holds the Agua Rica property in Argentina and Minera Mantua Inc., which holds the Mantua property in Cuba.  All material intercompany balances and transactions have been eliminated.  Significant differences from United States accounting principles are disclosed in Note 15.

(b)

Equity and other investments

The Company's investment in the Bajo de la Alumbrera mine has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas where management's judgment is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation.  In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the interest.  These arrangements may, and likely, will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows.  Actual results could differ from those estimates.

(d)

Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days when acquired.

(e)

Marketable securities

Marketable securities consist of investments in publicly traded equity securities and are recorded at the lower of cost and market.

(f)

Plant and equipment

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase.  Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized.  Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated life of the proven and probable ore reserves commencing with the attainment of commercial production.

Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years.

The Company has ceased depreciation of mining equipment and vehicles pending re-commencement of mining operations.  Maintenance costs incurred during this period are expensed against operations.  Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Mineral property interests

Mineral resource properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis.  These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned.  A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties.  Costs related to ongoing site restoration programs are expensed when incurred.  Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net recoverable amount as appropriate.

The amount shown for mineral property interests represents cost incurred to date and the fair market value of common shares issued to acquire mineral property interests and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the period incurred.  Property investigations costs, where a property interest is not acquired, are expensed as incurred.

(h)

Translation of foreign currencies

The Company's operations in Cuba and Argentina are considered to be integrated operations for purposes of foreign currency translation.  Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates.  Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(i)

Income taxes

The Company uses the asset and liability method of accounting for future income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted.  The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Loss per common share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercises of dilutive stock options are applied to repurchase common shares at the average market price for the period.

(k)

Stock based compensation

The Company has a share option plan described in Note 8 (c).  Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method.  For all other employee awards, the Company continues to follow the settlement method.  Under the settlement method, no compensation cost is recognized when the awards are issued to employees.  Any consideration paid by employees on exercise is credited to share capital.  For such awards, the Company discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied.

Under the fair value based method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award.  For employee stock-based payments that call for the settlement of equity instruments, compensation cost is measured at fair value of the award and is recognized over the vesting period.

4.

MARKETABLE SECURITIES

	December 31, 2002		December 31, 2001
	Carrying	Market	Carrying	Market
	Value	Value	Value	Value

International Barytex Resources Ltd.	$90	$57	$-	$-
Newport Exploration Ltd.	52	64	-	-

At December 31, 2002, the Company holds 300,000 common shares of International Barytex Resources Ltd.  ("Barytex") and 200,000 common shares of Newport Exploration Ltd.  ("Newport").  There were no shares held as marketable securities at December 31, 2001.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

5.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS

(a)

Plant and equipment

	December 31, 2002
		Accumulated	Net Book
	Cost	Depreciation	Value
Mine plant and equipment, including
capitalized interest	$9,945	$7,760	$2,185
Office and other equipment	121	119	2
	$10,066	$7,879	$2,187

	December 31, 2001
		Accumulated	Net Book
	Cost	Depreciation	Value
Mine plant and equipment, including
capitalized interest	$9,945	$7,760	$2,185
Office and other equipment	121	114	7
	$10,066	$7,874	$2,192

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua.  Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b)

Mineral property interests

	December 31, 2002
				Net
	Agua	San		Proceeds
	Rica	Jorge	Mantua	Interest	Total
				(Note 7)

Balance, December 31, 2001	$74,505	$-	$24,720	$(17,987)	$81,238
Exploration and development
expenditures (recoveries)	(214)	-	70	-	(144)
Balance, December 31, 2002	$74,291	$-	$24,790	$(17,987)	$81,094

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

5.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (Continued)

(b)

Mineral property interests (continued)

	December 31, 2001
				Net
	Agua	San		Proceeds
	Rica	Jorge	Mantua	Interest	Total
				(Note 7)

Balance, December 31, 2001	$74,007	$-	$24,738	$(17,987)	$80,758
Exploration and development
expenditures (recoveries)	498	-	(18)	-	480
Balance, December 31, 2002	$74,505	$-	$24,720	$(17,987)	$81,238

(i)

Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%).  In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds are available to the Company to make further payments on the project.  As a result, in fiscal 2001, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed.  The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 - 29.12%).  During fiscal 2002, the Company capitalized interest of $Nil (2001 - $639) on funds borrowed for exploration and development activities.

On April 23, 2003, the Company entered into an agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12.6 million of which BHP deferred US$9.0 million (the "Deferred Payment") without interest until June 30, 2005, with the balance payable on closing, May 8, 2003.  The Deferred Payment will be secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

5.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (Continued)

(b)

Mineral property interests (continued)

(ii)

San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina.  The property consists of mining concessions and staked claims.  The Company maintains an interest in the claims, but has previously written off all associated costs.

(iii)

Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased.  The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project.  At December 31, 2002, subordinated debt of US$28 million is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf.  The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd.  ("Newport") whereby Newport can acquire an undivided 50% interest in the project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc.  ("Mantua"), a wholly owned subsidiary of the Company.  Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (Note 7).  Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.  The Company advises that US$200 of these payments remain outstanding and payable by Newport, and that title to the property remains in good standing and will be in good standing through January 2004.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

5.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (Continued)

(b)

Mineral property interests (continued)

(iii)

Mantua, Cuba (continued)

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(a)

Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration.  In this case, Newport will assume US$20 million of the US$28 million subordinated debt owing to the Company by Geominera, leaving the Company with US$8 million of the subordinated debt;

(b)

Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14 million of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14 million subordinated debt;  and

(c)

All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be capitalized to the Mantua property.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (Note 7) with respect to the Mantua project.

6.

CONVERTIBLE PROMISSORY NOTES PAYABLE

	December 31,	December 31,
	2002	2001

Convertible promissory note	$-	$6,915
Accrued interest on convertible promissory notes	-	252
Current portion of convertible promissory notes	-	(7,167)
	$-	$-

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

6.

CONVERTIBLE PROMISSORY NOTES PAYABLE (Continued)

During fiscal 2001, the Company converted all amounts owing to Miramar, which included $2,000 in remaining principal on promissory notes that were due in 2001 and the balance on a convertible debenture into two promissory notes totalling $6,915.  The convertible notes were convertible, at Miramar's option, into common shares of the Company at a price of $1.50 per share.  The notes carried an interest rate at prime plus 2% per annum and were due on demand after June 30, 2002.  The entire value of the note was classified as a liability as the fair value of the equity component was nominal.  During 2002, the notes were converted into 46,097,367 common shares of the Company and all interest accrued and unpaid at the conversion date was forgiven.  In 2001, the principal and interest payable on the convertible debentures of $21,226 was converted into 14,439,621 common shares at a price of $1.47 per common share.

7.

ROYALTY AND NET PROCEEDS INTEREST PAYABLE

In 2001, the Company amended its agreement with Miramar Mining Corporation ("Miramar") whereby the previously negotiated Proceeds Interest payable was reduced from $17,987 to a maximum amount payable of $15,000, and the net proceeds of a disposition of any interest in the Agua Rica project and the Mantua project was reduced to 50%.  As at December 31, 2002, the net Proceeds Interest payable is $14,948.

8.

SHARE CAPITAL

(a)

Authorized

700,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

8.

SHARE CAPITAL (Continued)

(b)

Issued and fully paid

	Number
	of Shares	Amount

Balance, December 31, 1999	7,400,678	$122,000
Shares issued:
Settlement of promissory note	1,500,000	4,500
Consulting services	42,382	74
Balance, December 31, 2000	8,943,060	126,574
Shares issued:
Private placement, less share issue costs	1,000,000	1,474
Conversion of convertible debenture	1,443,962	21,226
Balance, December 31, 2001	11,387,022	149,274
Shares issued for cash:
Private placement, less share issue costs	833,333	470
Private placement, less share issue costs	2,000,000	1,946
Shares issued for other:
Costs on issue of common shares	30,000	30
Conversion of promissory notes	4,609,737	6,915
Balance, December 31, 2002	18,860,092	158,635

(c)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The plan currently allows for the issue of up to 10,390,040 stock options.  The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

8.

SHARE CAPITAL (Continued)

(c)

Stock options (continued)

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee stock-based compensation expense recognized for the year ended December 31, 2002 was $32.  The compensation expense for the years ended December 31, 2002 of $32 and December 31, 2001 of $83 are recorded in contributed surplus.

The fair value of stock-based compensation is determined using an option pricing model assuming no dividends are to be paid, a weighted-average volatility of the Company's share price at December 31, 2002 of 92.5% and an annual risk free interest rate of 4.7%.

A summary of the changes in stock options for the years ended December 31, 2002 and 2001, is presented below.

		Weighted-
		Average
		Exercise
	Shares	Price

Balance, December 31, 1999	120,400	$18.00
Granted	590,000	3.00
Cancelled, forfeited and expired	(100,900)	18.00
Balance, December 31, 2000	609,500	3.50
Granted	770,000	1.50
Cancelled, forfeited and expired	(624,500)	3.30
Balance, December 31, 2001	755,000	1.50
Cancelled, forfeited and expired	(85,000)	1.50
Balance, December 31, 2002	670,000	$1.50

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

8.

SHARE CAPITAL (Continued)

(c)

Stock options (continued)

The following table summarizes information about the stock options outstanding at December 31, 2002:

Weighted-
Average
	Number	Remaining
Exercise	Outstanding and	Contractual
Price	Exercisable	Life

$1.50	670,000	3.75 years

(d)

Warrants

The following share purchase warrants issued in connection with financings made by private placements were outstanding as at December 31, 2002:

Number of	Exercise	Expiry
Warrants	Price	Date

1,000,000	$2.00	December 31, 2003
50,000	0.75	March 28, 2004
30,000	1.10	July 23, 2004
2,000,000	1.30	August 2, 2004
3,080,000

9.

BUSINESS SEGMENTS

(a)

Operating segment

The Company's operations are primarily directed towards the exploration, development and investment in mineral properties in Latin America.  The Company's mining activities represent a single reportable segment.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

9.

BUSINESS SEGMENTS (Continued)

(b)

Geographic segments

The Company's identifiable assets by geographic areas are as follows:

	Year ended
	December 31,
	2002	2001

Central America	$26,870	$26,800
South America	56,304	56,518
Canada	107	112
	$83,281	$83,430

Identifiable assets are comprised of plant and equipment, mineral properties, and deferred exploration and development.

10.

INCOME AND RESOURCE TAXES

(a)

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	Year ended December 31,
	2002	2001	2000

Statutory tax rate	39.62%%	42.62%	44.62%

Loss for the year	$(1,992)	$(1,285)	$(23,804)

Expected tax recovery	$(789)	$(548)	$(10,621)
Debt forgiveness	541	7,902	-
Foreign exchange revaluation	1,155	1,155	-
Other	(76)	53	92
Unrecognized and expired losses	593	683	6,484
Change in valuation allowance	(1,424)	(9,245)	4,045
Income taxes, per financial statements	$-	$-	$-

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

10.

INCOME AND RESOURCE TAXES (Continued)

(b)

At December 31, 2002, the Company has unused tax losses carried forward in Canada of $1,331 (2001 - $1,630), which will expire in 2009 and which are available to reduce taxable income in future years otherwise calculated.  The ability of the Company to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset.  The Company also has $461 (2001 - $950) of Argentine tax losses carried forward that expire between the years 2003 and 2004.  The ability of the Company to utilize these losses is not considered by management to be more likely than not and a valuation allowance has been provided against the future income tax asset.  The significant components of the Company's future tax assets (liabilities) are as follows:

	Year ended December 31,
	2002	2001
Future income tax assets
Losses carried forward	$624	$893
Mineral property interests representing excess
of tax basis over carrying value	1,160	2,315
	1,784	3,208
Valuation allowance for future tax assets	(1,451)	(2,875)
	333	333

Future income tax liabilities
Future income tax liability for finance costs	(333)	(333)
Future income tax liability for mineral property
interests representing excess of carrying
value over tax basis	(24,485)	(24,485)
	(24,818)	(24,818)
Net future income tax liability	$(24,485)	$(24,485)

The future income tax liability for mineral property interests recorded by the Company arises from the investment in a mineral property held in Argentina.  The purchase price and subsequent funds advanced to mineral property do not currently have a cost for tax purposes in the jurisdiction that the Company holds the interest.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

11.

RELATED PARTY TRANSACTIONS AND BALANCES

	Year ended December 31,
	2002	2001	2000.000000
Services rendered:
Consulting fees and expenses (a)	$258	$175	$176
Consulting fees and expenses (b)	245	217	-
Consulting fees and expenses (c)	104	-	-
Legal fees (f)	104	175	80
Management fees (h)	-	70	420
Administration fees (e)	169	54	-
Administrative expenses (d)	-	27	-
Directors' fee (g)	-	-	-

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid consulting fees and expenses to a private company controlled by a director of the Company.  At December 31, 2002, a balance of $Nil (2001 - $23) was payable to this company.

(b)

The Company paid consulting fees and expenses to a private company controlled by an officer and director of the Company.  At December 31, 2002, $6 (2001 - $18) is payable to this company.

(c)

The Company paid consulting fees and expenses to a private company controlled by an officer and director of the Company.  At December 31, 2002, $3 (2001 - $Nil) is receivable from this company.

(d)

The Company paid administrative expenses to a private company controlled by a director of the Company during the year.  At December 31, 2002, $Nil (2001 - $3) was receivable from this company.

(e)

The Company paid administrative expenses to a private company with a director and an officer in common with the Company.  This private company provides office services and other administrative services on a full cost recovery basis.  At December 31, 2002, $37 is receivable from (2001 - $24 is payable to) this company.

(f)

The Company paid legal fees to a law firm of which two officers are partners.  At December 31, 2002, $6 (2001 - $30) is payable to this firm.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

11.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(g)

At December 31, 2002, there were directors' fees and expenses of $Nil payable (2001 - $Nil).

(h)

The Company incurred management fee charges from Miramar Mining Corporation, a former controlling shareholder of the Company.

(i)

During the three months ended March 31, 2003, a director and officer of the Company was appointed a director of Newport (Note 5 (b) (iii)).

All related party transactions were recorded at the exchange amounts which are measured at fair value.

The balances payable noted above are payable on demand without interest.

12.

FINANCIAL INSTRUMENTS

Financial instruments are recorded at cost.  Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument.  These estimates are subjective in nature and involve uncertainties and significant matters of judgement.  Changes in assumptions could significantly affect these estimates.

The fair value of financial instruments, comprising cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value due to their short term to maturity.  The fair value of due from related parties is not readily determinable due to the related party nature and absence of a market for such instruments.  The carrying value of marketable securities is disclosed in Note 4.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

13.

SUPPLEMENTARY INFORMATION

	Year ended December 31,
	2002	2001	2000.000000
Non-cash investing and financing transactions
Reversal of mineral property costs recorded in
accounts payable and accrued liabilities	$-	$328	$-
Interest capitalized to mineral property interests	-	639	2,005
Forgiveness of interest on promissory note
previously capitalized to mineral property
interests	(252)	-	-
Shares issued for financial consulting services	-	-	74
Convertible debenture and interest converted
into convertible promissory notes	-	2,833	-
Interest converted into convertible promissory
notes	-	4,334	-
Increase in mineral property interests due to
increase in future income tax liability	-	165	1,340
Financing fees paid by issue of common shares	30	-	-
Disposal of mineral property interests for
royalty and net proceeds interest	-	-	17,987
Shares issued upon conversion of convertible
promissory notes or debenture	6,915	21,226	4,500
Shares received for mineral property
option (Note 5 (b) (iii))	52	-	-
Shares received for settlement on accounts
receivable (Note 4)	90	-	-

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

14.

COMPARATIVE FIGURES

Certain of the prior periods' figures have been reclassified to conform to the current period's presentation.

15.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  The differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Year ended December 31,
	2002	2001

Net loss under Canadian GAAP	$(1,992)	$(1,285)
Mineral property (expense) recovery (a)	144	(480)
Amortization of plant and equipment	(619)	(619)
Stock-based compensation expense	-	(83)
Net loss under US GAAP	$(2,467)	$(2,467)

Loss per share	$(0.16)	$(0.23)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

15.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Consolidated Balance Sheets

	December 31, 2002			December 31, 2001
	Canadian			Canadian
	GAAP	Adjustments	US GAAP	GAAP	Adjustments	US GAAP
Assets
Marketable securities (b)	$142	$(21)	$121	$-	$-	$-
Other current assets	794	-	794	588	-	588
Total current assets	936	(21)	915	588	-	588
Plant and equipment (f)	2,187	(1,754)	433	2,192	(1,135)	1,057
Mineral property interests (a)	81,094	(81,094)	-	81,238	(81,238)	-
Other assets	-	-	-	-	-	-
Total assets	$84,217	$(82,869)	$1,348	$84,018	$(82,373)	$1,645

Liabilities
Convertible promissory note	$-	$-	$-	$7,167	$-	$7,167
Other current liabilities	428	-	428	463	-	463
Total current liabilities	428	-	428	7,630	-	7,630
Future income taxes	24,485	(24,485)	-	24,485	(24,485)	-
Other long-term liabilities	40	-	40	40	-	40
Total liabilities	24,953	(24,485)	468	32,155	(24,485)	7,670

Shareholders' equity	59,264	(58,384)	880	51,863	(57,888)	(6,025)
Total liabilities and
shareholders' equity	$84,217	$(82,869)	$1,348	$84,018	$(82,373)	$1,645

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

15.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Consolidated Statement of Shareholders' Equity

					Other
			Share Purchase		Con-	Compre-
	Common Shares		Warrants		tributed	hensive
	Shares	Amount	Warrants	Amount	Surplus	Income	Deficit	Total

At December 31, 1999	7,400,678	$122,000	-	$-	$-	$-	$(145,840)	$(23,840)
Shares issued on settlement
of promissory note	1,500,000	4,500	-	-	-	-	-	4,500
Shares issued for financial
consulting services	42,382	74	-	-	-	-	-	74
Net loss	-	-	-	-	-	-	(7,075)	(7,075)
At December 31, 2000	8,943,060	126,574	-	-	-	-	(152,915)	(26,341)
Shares issued on conversion
of convertible debt	1,443,962	21,226	-	-	-	-	-	21,226
Shares issued for cash (d)	1,000,000	806	1,000,000	694	-	-	-	1,500
Fair value of stock options issued	-	-	-	-	83	-	-	83
Share issue costs	-	(26)	-	-	-	-	-	(26)
Net loss	-	-	-	-	-	-	(2,467)	(2,467)
At December 31, 2001	11,387,022	148,580	1,000,000	694	83	-	(155,382)	(6,025)
Shares issued for cash (d)	2,833,333	1,910	2,080,000	590	-	-	-	2,500
Shares issued on conversion
of promissory notes	4,609,737	6,915	-	-	-	-	-	6,915
Shares issued for services	30,000	30	-	-	-	-	-	30
Share issue costs	-	(84)	-	-	-	-	-	(84)
Fair value of stock option issued	-	-	-	-	32	-	-	32
Unrealized loss on marketable
securities (b)	-	-	-	-	-	(21)	-	(21)
Net loss	-	-	-	-	-	-	(2,467)	(2,467)
At December 31, 2002	18,860,092	$157,351	3,080,000	$1,284	$115	$(21)	$(157,849)	$880

Consolidated Statements of Cash Flows

	Year ended December 31,
	2002	2001
Operating activities
Operating activities under Canadian GAAP	$(2,134)	$(1,600)
Exploration (a)	(160)	(4)
Operating activities under US GAAP	$(2,294)	$(1,604)

Investing activities
Investing activities under Canadian GAAP	$(160)	$(4)
Exploration (a)	160	4
Investing activities under US GAAP	$-	$-

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

15.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

(a)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes, the Company has expensed all costs relating to the acquisition of exploration rights and exploration expenditures, in the period incurred.

(b)

Marketable securities

In preparation of the Canadian GAAP financial statements, the Company recorded its investments in marketable securities at cost.  Under Statement of Financial Accounting Standards ("SFAS") No.  115, the Company has classified its portfolio investments as available-for-sale securities and the investments are recorded at market value.  The resulting gains or losses are included in other comprehensive income.

(c)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2002, 2001 and 2000.

(d)

Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant.  The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value.  Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant.  Under US GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.  Under Canadian GAAP, no values were assigned to these purchase warrants.  Under US GAAP, these warrants would be recorded at the pro rata portion of the proceeds based on their fair values and be recorded as additional paid in capital at the date of issuance.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

15.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

(e)

Amortization of plant and equipment

In March 2000, the Company discontinued the depreciation of its mine plant and equipment upon the completion of the gold phase at Mantua.  Under US GAAP, depreciation on time-based depreciable assets does not stop when assets are not in use.  For US GAAP purposes, the Company has continued to depreciate these assets.

(f)

Newly released accounting standards

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.  The Company has determined that the impact of the Statement on its financial statements is not material.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statements supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.  Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale.  The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required.  As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002.  The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

15.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

(f)

Newly released accounting standards (continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this Statement to have a material effect on its financial statements.

In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (''FIN 45'').  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company has determined that the impact of the Statement on the Company's results of operations or financial position is not material.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The Company believes that the adoption of FIN 46 will not materially impact the Company's financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

15.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

(f)

Newly released accounting standards (continued)

In April 2003, the FASB issued Statement No. 149 ("SFAS No. 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003.  The Company does not believe the adoption of SFAS No. 149 will have a material effect on its consolidated financial positions, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150 ("SFAS No. 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities an equity.  SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives.  SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.  The Company will adopt the provisions of SFAS No. 150 on July 1, 2003.  The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its results of operations or financial position.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

16.

SUBSEQUENT EVENTS

(a)

On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (Note 5), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3,000 to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan was for a term of six months and bears interest at 10% per annum.  The Company has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project.  Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of $1.50 to acquire one common share for two years from the date of issue.  The fair value of these warrants of $239 has been included in the acquisition costs of Agua Rica and in shareholders' equity.  The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $2.00 or if the amount outstanding not paid by such date, at a price of $1.75 to May 8, 2004.  The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Company.  If the extension fee is paid in common shares that are subject to a hold period, the amount of the extension fee is US$225.  Pursuant to the credit agreement, the Company is required to established a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited.  Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement.  Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.  US$2,000 was repaid on June 24, 2003.

(b)

On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. ("Rio Algom"), a subsidiary of BHP Billiton Ltd. ("BHP") and Wheaton River Minerals Ltd. ("WRM") to acquire BHP's 25% interest in Minera Alumbrera Ltd. ("Alumbrera") for US$180 million.  The total purchase price for the Company's 12.5% interest was US$90,000, or $122,522, plus acquisition costs of $3,914, of which US$28,600 has been deferred by the vendor until May 30, 2005.  US$25,000 of this loan bears interest at the rate of three-month LIBOR plus 2% and any amounts due in excess of US$25,000 bear interest at the rate of three-month LIBOR plus 5%.  In case of default, the rate will be three-month LIBOR plus 10%.  The excess of the carrying value over the purchase price of the net assets of $7,000 will be attributed to mineral properties.  The acquisition of the 12.5% interest in Alumbrera has been accounted for using the equity method and the Company's proportionate share of earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

16.

SUBSEQUENT EVENTS (Continued)

(b)

(continued)

The acquisition of Alumbrera has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings.  The allocation of the purchase price in thousands of Canadian dollars is summarized below:

Purchase price
Cash	$81,662
Loans from vendor	40,860
Acquisition costs	3,914
126,436

Net assets acquired
Cash	9,574
Appropriated cash	3,975
Non-cash working capital	6,295
Property, plant and equipment	119,042
Other	26,540
Provision for reclamation and closure	(1,828)
Future income tax liabilities	(14,886)
Non-current portion of long-term debt	(22,276)
126,436

Equity investment in Minera Alumbrera:
Purchase price	126,436
Equity in earnings	404
Cash distribution received	(1,907)
$124,933

(c)

Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interesting the Agua Rica project for consideration of US$12,600, of which BHP agreed to defer US$9,000 (the "Deferred Payment") (Cdn$11,421) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003.  Imputed interest of $841 will be amortized over the term of the loan.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of Canadian dollars)

16.

SUBSEQUENT EVENTS (Continued)

(c)

(continued)

Alumbrera

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera.  Rio Algom has deferred payment of US$28,600 (Cdn$38,900) of the purchase price until May 30, 2005.  The first US$25,000 (Cdn$34,000) deferred payment bears interest of LIBOR plus 2%.  The balance of the deferred amount of US$3,600 (Cdn$4,900) bears interest of LIBOR plus 5%.

(d)

On June 20, 2003, the Company completed a private placement for the sale of 81,040,310 special warrants at $1.30 per unit.  Each unit, priced at $1.30, consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share until May 29, 2008.  Subsequent to June 30, 2003, the Company received a final receipt for a prospectus dated July 25, 2003, qualifying the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants issuable upon the exercise of the 81,040,310 special warrants.

(e)

The Company issued 148,148 common shares at a value of $1.35 per common share to two officers and directors of the Company for successful completion of the special warrant financing in July 2003.

(f)

120,000 common share purchase warrants were exercised at a price of $1.30 per common share.

(g)

The Company granted 8,110,000 stock options of which 6,300,000 stock options vest 25% on grant date and 25% each year for a period of three years.  All other options granted vest immediately upon grant.

[Letterhead of KPMG LLP]

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR , NEW BRUNSWICK
SECURITIES COMMISSION OF NEWFOUNDLAND
REGISTRAR OF SECURITIES, GOVERNMENT OF THE YUKON
NORTHWEST TERRITORIES SECURITIES COMMISSION
REGISTRAR OF SECURITIES, NUNAVUT

May 20, 2003

Dear Sirs/Mesdames:

Re:    Northern Orion Explorations Ltd. (the "Company")

We have read the attached Notice of the Company dated May 16, 2003 and are in agreement with the statements contained in such Notice.

Yours truly,

KPMG LLP

Chartered Accountants

Vancouver, Canada

cc:

Glenn Ives, Deloitte & Touche LLP

[Letterhead of Deloitte & Touche LLP]

May 16, 2003

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR OF SECURITIES, NEW BRUNSWICK
SECURITIES DIVISION, DEPARTMENT OF JUSTICE, NEWFOUNDLAND
YUKON SECURITIES COMMISSION
NORTHWEST TERRITORIES SECURITIES COMMISSION
NUNAVUT SECURITIES COMMISSION

Dear Sirs/Mesdames:

Re:  Northern Orion Explorations Ltd. (the "Company")

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 16, 2003 and we do not disagree with the information contained in such notice as at the date thereof.

Yours truly,

DELOITTE & TOUCHE LLP

Per:

____________________________

Thomas Kay, Partner

cc:

Northern Orion Explorations Ltd., Attn:  Shannon Ross

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

May 16, 2003

KPMG LLP 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K3	DELOITTE & TOUCHE LLP 2800 - 1055 Dunsmuir Street Four Bentall Centre Vancouver, British Columbia V7X 1P4
Attention: Jim Bennett	Attention: Glenn Ives

Dear Sirs/Mesdames:

Re:  Change of Auditor

This notice is being provided pursuant to National Policy Statement No. 31 - "Change of Auditor of a Reporting Issuer" and the relevant securities and corporate legislation under which Northern Orion Explorations Ltd. ("Northern Orion") is a reporting issuer.  We confirm that KPMG LLP ("KPMG") has resigned as auditor of Northern Orion.  KPMG informed Northern Orion of its resignation by way of a letter dated May 16, 2003.  The resignation was considered by, and the recommendation to appoint Deloitte & Touche LLP on May 16, 2003 was approved by, the Audit Committee of Northern Orion.  We further confirm that there were no reservations in the auditor's reports for the years ended December 31, 2002 and December 31, 2001 or for any period subsequent to December 31, 2002 and preceding the date of the resignation.  We also confirm that there were no reportable events, as such term is described in National Policy Statement No. 31, in connection with the audits of Northern Orion for the year ended December 31, 2002 and preceding the date of the resignation.

Yours truly,

NORTHERN ORION EXPLORATIONS LTD.

Shannon Ross
Chief Financial Officer

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

May 20, 2003

FILED VIA SEDAR

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR OF SECURITIES, NEW BRUNSWICK
SECURITIES DIVISION, DEPARTMENT OF JUSTICE, NEWFOUNDLAND
YUKON SECURITIES COMMISSION
NORTHWEST TERRITORIES SECURITIES COMMISSION
NUNAVUT SECURITIES COMMISSION

To whom it may concern:

Re:  Northern Orion Explorations Ltd.  (the "Company") - Change of Auditor

This letter confirms that the Company's audit committee has reviewed the Notice of Change of Auditor from the Company dated May 16, 2003, the letter from the Company's former auditor dated May 20, 2003 and the letter from the Company's successor auditor dated May 20, 2003.

Yours truly,

NORTHERN ORION EXPLORATIONS LTD.

Stephen J. Wilkinson
Member of the Audit Committee

NORTHERN ORION EXPLORATIONS LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2003 and 2002

(Unaudited - prepared by management)

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

	March 31, 2003	December 31, 2002

Assets

Current assets
Cash and cash equivalents	$ 4,103	$ 539
Marketable securities (note 3)	93	142
Due from related parties (notes 5(b) and 6)	16	25
Accounts receivable	303	230
Prepaid expenses	70	--
	4,585	936

Plant and equipment (note 4)	2,186	2,187
Mineral property interests (note 4)	81,124	81,094

	$ 87,895	$ 84,217

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 670	$ 428
Due to related parties (note 6)	55	--
	725	428

Provision for reclamation obligations	40	40
Future income taxes	24,485	24,485
	25,250	24,953

Shareholders' equity
Share capital (note 5)	162,417	158,635
Contributed surplus (note 5)	885	115
Deficit	(100,657)	(99,486)
	62,645	59,264

	$ 87,895	$ 84,217
Continuing operations (note 1) Subsequent events (notes 3, 4(b)(i) and 9)

Commitments (note 9)

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board:

"David W. Cohen"                                                          "Stephen J. Wilkinson"

David W. Cohen

Stephen J. Wilkinson

Director

Director

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Interim Statements of Operations and Deficit

(Expressed in Thousands of Canadian Dollars, except per share amounts)

Three months ended March 31, 2003 and 2002

(Unaudited - prepared by management)

	2003	2002

Expenses
Depreciation and depletion	$ 1	$ --
Foreign exchange (gain) loss	(20)	2
Office and administration (note 6)	230	107
Professional and consulting (note 6)	985	173
Property administration costs	--	35
Severance and restructuring costs	10	154
	1,206	471

Gain on sale of shares	(27)	--
Interest income	(8)	(3)

Loss for the period	(1,171)	(468)

Deficit, beginning of period, as previously reported	(99,486)	(97,411)

Adjustment for stock-based compensation	--	(83)

Deficit, end of period	$ (100,657)	$ (97,962)

Loss per share - basic	$ (0.01)	$ (0.00)

Loss per share - fully diluted	$ (0.00)	$ (0.00)

Weighted average number of common shares outstanding - basic	189,045,366	114,148,000

See accompanying notes to consolidated financial statements.

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Interim Statements of Cash Flows

(Expressed in Thousands of Canadian Dollars, except per share amounts)

Three months ended March 31, 2003 and 2002

(Unaudited - prepared by management)

	2003	2002

Cash provided by (used for):

Operations:
Loss for the period	$ (1,171)	$ (468)
Items not involving cash
Depreciation and depletion	1	--
Gain on sale of shares	(27)	--
Stock-based compensation	770	--
	(427)	(468)
Changes in non-cash operating working capital
Accounts receivable	(73)	(14)
Due to/from related parties	64	40
Proceeds on sale of marketable securities	76	--
Prepaid expenses	(77)	3
Accounts payable and accrued liabilities	242	86
	(195)	(353)

Investments:
Mineral property interests	(23)	86

Financing:
Common shares issued for cash	3,782	500

Increase in cash and cash equivalents during the period	3,564	233
Cash and cash equivalents, beginning of period	539	387

Cash and cash equivalents, end of period	$ 4,103	$ 620

Supplementary information:
Non-cash investing and financing transactions:
Interest capitalized to mineral property interests	$ --	$ 99
Interest and taxes paid	--	--
Interest received	--	--

See accompanying notes to consolidated financial statements.

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

1.

Interim consolidated financial statements:

Northern Orion Explorations Ltd. ("the Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2002.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt.  The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing (notes 5 and 9) to ensure that the Company is able to meet its liabilities and commitments as they come due.  There can be no assurance that required funding would be available on an economic basis.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production.  Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

2.

Significant accounting policies:

(a)

Loss per common share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercises of dilutive stock options are applied to repurchase common shares at the average market price for the period.

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

2.

Significant accounting policies (continued):

(b)

Stock based compensation:

The Company has a share option plan described in note 5(c).  Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method.  For all other employee awards, the Company continues to follow the settlement method.  Under the settlement method, no compensation cost is recognized when the awards are issued to employees.  Any consideration paid by employees on exercise is credited to share capital.  For such awards, the Company discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied.

Under the fair value based method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award.  For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period.  Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost.  Stock-based compensation of $770 was recorded in the three months ended March 31, 2003 (See note 5(c)).

3.

Marketable securities:

The Company holds 136,500 common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $41 and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52.

During the three months ended March 31, 2003, 163,500 shares of Barytex were sold for a gain of $27.  At March 31, 2003, the quoted market value of these shares was $61.  Subsequent to March 31, 2003, the Company sold an additional 95,500 of these common shares for proceeds of $43.

The shares of Newport were received pursuant to an option agreement on the Mantua property (note 4(b)(iii)).  At March 31, 2003, these shares have a quoted market value of $70.

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

4.

Plant and equipment and mineral property interests:

(a)

Plant and equipment:

	March 31, 2003			December 31, 2002
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	120	1	121	119	2
	$10,066	$ 7,880	$ 2,186	$10,066	$ 7,879	$ 2,187

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua.  Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b)

Mineral property interests:

2003	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total

Balance, December 31, 2002	$ 74,291	$ --	$ 24,790	$ (17,987)	$ 81,094
Exploration and development expenditures (recoveries)	38	--	(8)	--	30
Balance, March 31, 2003	$ 74,329	$ --	$ 24,782	$ (17,987)	$ 81,124

(i)

Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP Billiton") (70%).  In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds are available to the Company to make further payments on the project.  As a result, in fiscal 2001, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed.  The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 - 29.12%).

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

4.

Plant and equipment and mineral property interests (continued):

Mineral property interests (continued):

On April 23, 2003, the Company entered into a definitive agreement with BHP Billiton to purchase its approximate 72% interest in the Agua Rica project for consideration of US$12.6 million of which BHP Billiton has agreed to defer US$9.0 million (the "Deferred Payment") without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003.  The Deferred Payment will be secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage on certain of the core claims comprising the Agua Rica project.

(ii)

San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina.  The property consists of mining concessions and staked claims.  The Company maintains an interest in the claims, but has previously written off all associated costs.

(iii)

Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased.  The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project.  At December 31, 2002, subordinated debt of US$28 million is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf.  The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company.  Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar Mining Corporation ("Miramar").  Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A)

Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration.  In this case, Newport will assume US$20 million of the US$28 million subordinated debt owing to the Company by Geominera, leaving the Company with US$8 million of the subordinated debt;

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

4.

Plant and equipment and mineral property interests (continued):

Mineral property interests (continued):

(B)

Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14 million of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14 million subordinated debt; and

(C)

All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the proceeds interest royalty to Miramar with respect to the Mantua project.

5.

Share capital:

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(a)

Issued and fully paid:

	Number of Shares	Amount

Balance, December 31, 2000	89,430,601	$126,574
Shares issued:
Private placement, cash less share issue costs	10,000,000	1,474
Conversion of convertible debenture	14,439,621	21,226
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:
Costs on issue of common shares	300,000	30
Conversion of promissory notes (note 5(e))	46,097,367	6,915
Balance, December 31, 2002	188,600,922	158,635
Shares issued for cash:
Private placement, less share issue costs	40,000,000	3,782

Balance, March 31, 2003	228,600,922	$162,417

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

5.

Share capital (continued):

(b)

Share issuance:

On March 18, 2003, the Company completed a non-brokered private placement of 34,950,000 units at $0.10 per unit and 5,050,000 units at $0.115 per unit for gross proceeds of $4.1 million.  Each unit consists of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share at a price of $0.13 until March 18, 2005.  Financing fees of $240 were paid pursuant to a financing agreement.  The proceeds from this private placement will be used to fund a portion of the initial payment to BHP Billiton and for general working capital purposes.

(c)

Stock options:

The Company granted 8,900,000 stock options with an exercise price of $0.13 per share to employees and non-employees pursuant to the Company's stock option plan.  These stock options expire on February 6, 2008, and vested immediately.

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 16,000,000 common shares.  The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of grant.  The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.  The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The plan currently allows for the issue of up to 16,000,000 stock options.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee stock-based compensation expense recognized using the intrinsic based method for the three months ended March 31, 2003, was $20.  Employee stock-based compensation expense using the fair value method was $750.

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price

Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	8,900,000	$0.13
Balance, March 31, 2003	15,600,000	$0.14

Available for exercise, March 31, 2003	14,750,000	$0.14

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

5.

Share capital (continued):

The following table summarizes information about the stock options outstanding at March 31, 2003:

Range of Exercise Price	Number Outstanding and Exercisable at March 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$0.15	5,850,000	3.50 years	$0.15
$0.13	8,900,000	4.83 years	$0.13

(d)

Warrants:

As at March 31, 2003, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date

10,000,000	$0.200	April 27, 2003
500,000	$0.075	March 28, 2004
300,000	$0.110	July 23, 2004
20,000,000	$0.130	August 2, 2004
40,000,000	$0.130	March 18, 2005

Subsequent to March 31, 2003, the 10,000,000 share purchase warrants with an expiry date of April 27, 2003, had their expiry date extended to December 31, 2003.

(e)

Convertible promissory notes and debentures:

	2003	2002

Convertible promissory note	$ --	$ 6,915
Accrued interest on convertible promissory notes	--	351
Current portion of convertible promissory notes	--	(7,266)
	$ --	$ --

In fiscal 2001, the Company converted all amounts owing to Miramar, which included $2,000 in remaining principal on promissory notes that were due in 2001 and the balance on a convertible debenture into two promissory notes totalling $6,915.  The convertible notes were convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share.  The notes carried an interest rate at prime plus 2% per annum and were due on demand after June 30, 2002.  During 2002, the notes were converted into 46,097,367 common shares of the Company and all interest accrued and unpaid at the conversion date was forgiven.

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

6.

Related party transactions and balances:

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid consulting fees and expenses of $nil (2002 - $42) to a private company controlled by a director of the Company.

(b)

The Company paid consulting fees and expenses of $63 (2002 - $84) to a private company controlled by an officer and director of the Company.  At March 31, 2003, a balance of $7 is payable to this company.

(c)

The Company paid consulting fees and expenses of $82 (2002 - $nil) to a private company controlled by an officer and director of the Company.  At March 31, 2003, a balance of $18 (2002 - $nil) is payable to this company.

(d)

The Company paid administrative expenses of $27 (2002 - $63) to a private company with a director and an officer in common with the Company.  This private company provides office services and others administrative services on a full cost recovery basis.  At March 31, 2003, $16 is receivable from this company.

(e)

The Company paid legal fees of $50 (2002 - $39) to a law firm of which two officers are partners.  At March 31, 2003, $30 is accrued and payable to this firm.

All related party transactions were recorded at the exchange amounts which are measured at fair value.  The balances payable noted above are payable on demand without interest.

7.

Financial instruments:

Financial instruments are recorded at cost.  Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument.  These estimates are subjective in nature and involve uncertainties and significant matters of judgement.  Changes in assumptions could significantly affect these estimates.

The fair value of financial instruments, comprising cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value due to their short term to maturity.  The fair value of due from related parties is not readily determinable due to the related party nature and absence of a market for such instruments.  The carrying value of marketable securities is disclosed in note 3.

8.

Comparative figures:

Certain of the prior period's figures have been reclassified to conform to the current period's presentation.

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

9.

Subsequent events:

(a)

Credit agreement:

On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (note 4), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3 million to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan is for a term of six months and will bear interest at 10% per annum.  The Company has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project.  Pursuant to the commitment letter, the Company issued to Endeavour Mining 3,000,000 warrants of the Company exercisable at a price of $0.15 to acquire one common share for two years from the date of issue.  The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20 or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004.  The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Company.  If the extension fee is paid in common shares that are subject to a hold period, the amount of is US$225.  Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited.  Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement.  Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.

(b)

Stock options:

On April 26, 2003, the Company granted 1,500,000 stock options to a consultant with an exercise price of $0.17 per share.  These options expire April 26, 2008, and 400,000 vested immediately.  The remaining 1,100,000 will vest upon receiving shareholder approval.

(c)

Mineral property acquisition:

On March 29, 2003, the Company entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Company will participate in the acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million.  Wheaton and Endeavour Mining have two common directors.  Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005, and such deferred amount will bear interest of LIBOR plus 2%.  On closing, the Company and Wheaton will each acquire from Rio Algom a net 12.5% interest in Alumbrera.  The acquisition of Alumbrera is subject to due diligence, financing, all necessary regulatory and third party approvals and consents and entering into a definitive purchase and sale agreement.  The acquisition is scheduled to close by June 23, 2003.  In addition, the Company must receive sufficient commitments for its equity funding by May 23, 2003, failing which Wheaton will be entitled to acquire the Company's 12.5% interest for $1.

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Interim Financial Statements

Three months ended March 31, 2003 and 2002

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

9.

Subsequent events (continued):

(c)

Mineral property acquisition (continued):

Pursuant to the agreement, the Company will reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in the Alumbrera project.  An initial payment of US$250 was paid to Wheaton on April 8, 2003.

(d)

Special warrants financing:

On May 29, 2003, the Company completed a private placement for the sale of 732,751,754 special warrants at $0.13, of which 47,820,247 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters.  The balance of the over-allotment option may be exercised by the underwriters to acquire up to a further 110,240,870 special warrants for a period of 30 days following the closing.  Each unit, priced at $0.13, consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share until May 29, 2008.  A cheque for US$65 million has been placed in escrow to facilitate the Alumbrera transaction (Note 9(c)) and the balance of $7.5 million received from the placement has also been placed in escrow.  No share issue costs are included in these amounts.

(e)

Share consolidation:

The Company's annual and extraordinary general meeting of members of the Company will be held on June 16, 2003.  At that meeting, special resolutions will be proposed to consolidate the Company's common share capital on a ten (10) old for one (1) new basis, to change the Company's name to "Northern Orion Resources Inc." and to increase its authorized common share capital to 700 million common shares on a post-consolidated basis.  At March 31, 2003, there are 228,600,922 common shares issued and outstanding in the capital of the Company.  In addition, there are an additional 732,751,754 common shares that pursuant to a special warrants financing completed on May 29, 2003.  An over-allotment option of 110,240,870 special warrants is available for 30 days following the closing.  Following the proposed share consolidation (without taking into account the shares issuable pursuant to the over-allotment related to the special warrants financing), there will be approximately 96.1 million common shares issued and outstanding.  The changes of name and share capital are subject to member approval and acceptance for filing by the TSX.

In accordance with the policies of the TSX, member approval will also be sought at the meeting for the proposed special warrant financing and an increase in the number of shares reserved under the Company's stock option plan.

MARCH 31, 2003

FIRST QUARTER REPORT

In 2003, Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), has entered into a number of transactions including the acquisition of the remaining 72% of the Agua Rica property in Argentina, giving Northern Orion 100% of the Agua Rica property.

During the first quarter of fiscal 2003, Northern Orion completed a private placement of 40 million units priced at $0.10 ($0.115 for non arms-length parties), for gross proceeds of approximately $4.1 million dollars. Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $0.13. A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has since been terminated.

On March 29, 2003, Northern Orion entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") to participate in the US$180 million acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton. Of the total purchase price, Rio Algom has agreed to defer payment of up to US$50 million until May 30, 2005, with the deferred amount bearing interest at LIBOR plus 2%. On closing Northern Orion and Wheaton will each acquire from Rio Algom a net 12.5% interest in Alumbrera. This acquisition will move the Company directly into the intermediate tier of copper and gold producers and accrue substantial cash flow immediately from the operation.

Northern Orion and Wheaton will equally own a special purpose acquisition company to hold the 25% interest in Alumbrera being purchased from Rio Algom. The acquisition is subject to due diligence, financing, all necessary regulatory and third party approvals and consents (including the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom. The acquisition is expected to close by June 23, 2003. To complete the transaction, Northern Orion was to receive sufficient commitments for its equity funding by May 23, 2003, failing which Wheaton would have been entitled to acquire Northern Orion's 50% of the acquisition company for $1. The commitments were met, and on May 29, 2003, Northern Orion closed a special warrant private placement through a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Salman Partners Inc., Pacific International Securities Inc. and McFarlane Gordon Inc. An aggregate of 732,751,754 special warrants were issued at $0.13 per special warrant for aggregate gross proceeds of approximately US$70 million. 47,820,247 of the special warrants sold were issued pursuant to the partial exercise of an over-allotment option granted to the underwriters. Each special warrant is exercisable for no additional consideration into one unit, each unit comprising one common share and one-half of one warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share until May 29, 2008. Proceeds of the private placement are to be used to fund the Alumbrera acquisition. Northern Orion has agreed to pay a fee of 6% of the value of the acquisition in aggregate for financial advisory services in connection with the financing and the acquisition. The balance of the over-allotment option, or 110,240,870 special warrants, may be exercised by the underwriters for a period of 30 days following the closing. The Company is required to qualify the securities underlying the special warrants by filing and obtaining a receipt for a prospectus on or before the 90th day following closing, failing which it is subject to a 10% penalty payable in securities of the Company.

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The gross proceeds of the private placement will be held in escrow pending the completion of the acquisition, which is expected to occur in late June, after the satisfaction of release conditions.

To facilitate due diligence on Alumbrera, Northern Orion will reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence conducted by Wheaton on its earlier acquisition of an initial 25% interest in the Alumbrera project. An initial payment of US$250,000 was paid to Wheaton on April 8, 2003, pursuant to the terms of the agreement. Wheaton has made available all of its technical, legal and commercial due diligence, completed in early 2003 and Northern Orion is updating this information to the present.

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project. The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001. Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002.

For several years Northern Orion has been primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past four years had necessitated a significant reduction in the scale of all corporate activities.

PROJECT UPDATES Agua Rica

The Agua Rica project which, until the acquisition of the remaining 72% interest on May 8, 2003, was operated as a Joint Venture between BHP Billiton and Northern Orion, is the Company's primary asset at the present time and is a world-class copper-gold-molybdenum porphyry deposit. The Agua Rica copper/gold property covers an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina. The project is about 34 kilometres east of the Alumbrera copper-gold mine, in which Northern Orion has agreed to acquire a 12.5% interest.

BHP Billiton was the project operator of the Agua Rica project for several years. BHP's initial 70% interest was earned by spending US$1 million on exploration and agreeing to reimburse the Company's indirect subsidiary the US$7.9 million spent by it to acquire the Agua Rica project. As at December 31, 2000, BHP Billiton had fully reimbursed the US$7.9 million. Under the Joint Operating Agreement, exploration expenditures were shared between the Company and BHP, proportionate to their respective interests in the project. In the second quarter of fiscal 2001, the Company elected to reduce its interest in the Agua Rica project to approximately 29.12% from the original interest of 30%. As a result, cash calls made by BHP as operator, since August 31, 2000, were not made by the Company. Due to financial constraints, the Company subsequently elected to continue to dilute its interest in the Agua Rica project. As of December 31, 2002, the Company's interest in the project was approximately 28%. In February 2003, the

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MARCH 31, 2003

FIRST QUARTER REPORT

Company agreed to acquire the 72% interest in the Agua Rica project it did not previously hold from BHP Billiton.

The 2002/2003 work program, which is now the responsibility of Northern Orion, is almost complete. The Company's share of the work program (including management fees to the operator) in fiscal year 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid by the Company and contributed to a dilution of its interest in the Agua Rica project. Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years. The 2001/2002 work program built on the work performed in completing the initial feasibility study, which was issued in November 1997. The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested. The capital requirement to develop an open pit mine and concentrator at Agua Rica is estimated to be US$623 million.

On April 23, 2003, Northern Orion entered into a definitive agreement with BHP Billiton to consolidate ownership of 100% of the project. The 72% interest held by BHP Billiton was purchased for a total of US$12.6 million, with US$3.6 million paid on May 8, 2003, and a final payment of US$9.0 million due on or before June 30, 2005.

A US$3 million convertible credit facility ("Loan") provided by Endeavour Mining Capital Corp. was used to fund a portion of the initial payment made to BHP Billiton. The Loan is for a term of six months and bears interest at 10% per annum. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20, or if the amount outstanding is not paid by such date, at a conversion price of $0.175 to May 8, 2004. The Loan has an initial maturity date of November 8 2003. The Company is entitled to extend the term of the Loan to May 8, 2004, upon payment of an extension fee of US$150,000, in cash or common shares of the Company. If the extension fee is paid in common shares that are subject to a hold period the amount of the fee is US$225,000. Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150,000 in cash and 3,000,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $0.15 per share.

Northern Orion has completed an independent review and National Instrument 43-101 evaluation of Agua Rica. The Company has been advised by its Argentine counsel that the acquisition is reviewable under Argentine anti-trust laws but that the risk of an adverse ruling is remote.

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina. Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge. Although the results were encouraging, management believes that the project economics would be more attractive with the definition of additional resources through further exploration

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FIRST QUARTER REPORT

drilling supplemented by a recovery in the copper price. Northern Orion is reviewing its options with respect to this property.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent-extraction process. Annual copper production of 18,000 tonnes of cathode at an estimated cost of US $0.45/lb copper is projected over an 11-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion. The terms of the option agreement are as follows:

  Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104,000. Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest;

  Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month (at March 31, 2003, $171,781 is included in accounts receivable, and has not yet been received from Newport); and

  Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If Northern Orion identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company. Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14 million subordinated debt. Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Miramar Proceeds and Royalty Interest in respect of the Mantua project. Northern Orion has agreed to transfer 200,000 common shares of Newport to Miramar, at the deemed value of $52,000. The amount payable under the Miramar Proceeds and Royalty Interest will thereby be reduced by $52,000.

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MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

Overview

Northern Orion has been primarily engaged in the development of two mineral properties - Agua Rica in Argentina and the Mantua in Cuba. The consolidation of 100% of the Agua Rica project gives the Company ownership and control of an advanced copper-gold deposit. With the completion of the proposed acquisition of the Bajo de la Alumbrera mine in Argentina, Northern Orion plans to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. It is management's belief that to achieve the Company's goals, the Company must look to growth by both acquisitions and advancing our existing projects. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

Liquidity And Capital Resources General

At March 31, 2003, Northern Orion had working capital of $3,928,000. At March 31, 2002, two convertible promissory notes totalling $6,914,605 and accrued interest accounted for $7,266,000 of the current liabilities of $7,858,000 at that date. The conversion price for the new convertible promissory notes was $0.15 per share and in July 2002, the two notes were converted into 46,097,367 common shares when Miramar Mining Corporation, pursuant to a previously granted option, sold a significant portion of its holdings of Northern Orion through the facilities of 1341180 Ontario Limited, a private company owned by Mr. Robert Cross, a director and Chairman of the Company, pursuant to an option agreement on the Miramar shares. Mr. Cross exercised the option and facilitated the redistribution of 48,000,000 of the common shares previously held by Miramar. Interest accrued of $351,000 on the Miramar promissory notes to the date of conversion was forgiven. The interest accrued of $252,000 in fiscal 2001, which had been capitalized to mineral property interests, was reversed in first quarter 2002, and the carrying value of Northern Orion's mineral property interests was reduced as a result.

During the three months ended March 31, 2003, a private placement of 34,950,000 units at $0.10 per unit and 5,050,000 units at $0.115 per unit for gross proceeds of $4.1 million was completed. Proceeds of the private placement have been used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton. Each unit in the private placement is comprised of one common share and one share purchase warrant exercisable to acquire one common share, exercisable at a price of $0.13 per share until March 18, 2005. Subsequent to March 31, 2003, Northern Orion extended the expiry date of 10,000,000 warrants with an exercise price of $0.20 per share, originally expiring on April 28, 2003, to December 31, 2003. In February 2003, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project. The transaction closed on May 8, 2003. The 72% interest held by BHP Billiton has been purchased by the Company for a total of US$12.6 million, with a US$3.6 million initial payment and a final payment of US$9.0 million due on or before June 30, 2005. Details of the Agua Rica purchase and the related Endeavour Mining credit facility are described above under Project Updates - Agua Rica.

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All of the expenses related to the Company's Cuban operations are to be the responsibility of Newport Explorations Ltd. ("Newport"), pursuant to an option agreement signed in September 2002. Newport is to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month. Currently the Company has $171,781 in accounts receivable from Newport relating to this transaction. The ability of Newport to pay the carrying costs is subject to financing. Northern Orion has been funding the costs of the Cuban operations and will be required to do so until Newport obtains financing for the Mantua project.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture, and through third party borrowings. The Alumbrera acquisition and the resulting cash flows should be sufficient to sustain future operations, exploration and development of the Agua Rica project but is subject to a number of outstanding conditions. Until closing of the Alumbrera transaction, and receipt of the expected cash flow from the Alumbrera mine, Northern Orion lacks the financial ability to advance any of its projects to the production stage.

The balance of the due diligence costs to complete the Alumbrera acquisition, the financing fees and interest payments on the Endeavour Mining loan, office administration costs and the costs related to the maintenance of the Agua Rica and Mantua projects will significantly decrease the Company's current working capital of approximately $1.7 million. Approximately $573,000 has been expended to date, including the initial payment of US$250,000 to Wheaton for access to it's due diligence information. The balance of the US$1.0 million (US$750,000) is to be paid to Wheaton on closing of the Alumbrera acquisition. Current working capital may not be sufficient to pay administration costs and interest payments to Endeavour Mining. The over-allotment of 47,820,247 units at a price of $0.13, or $1.3 million will assist in the funding of closing costs on the Alumbrera acquisition, and administration and interest payments until the anticipated cash flow from Alumbrera later in fiscal 2003 is received. Future cash flow is expected to be from funds received from the Alumbrera shareholder distributions and from the exercise of outstanding warrants and options, which are subject to the sinking fund terms of the Endeavour Mining loan agreement, or from other forms of financing.

If the Alumbrera acquisition is not completed, the Company may not have the financial ability to advance any of its projects to the production stage and may not have the ability to complete its obligations with respect to the acquisition of the Agua Rica project.

To facilitate the proposed financing and future financings of the Company, shareholders of the Company will be asked at the Company's Annual General Meeting to be held on June 16, 2003, to approve a special resolution to consolidate all of the Company's authorized and issued common shares on a ten (10) for one (1) basis, (the "Consolidation"), such that for each ten common shares presently held, each shareholder will receive one new common share upon completion of the Consolidation. All common shares issued and outstanding on the date of consolidation, all common shares issuable on the exercise of outstanding options and warrants, including those issuable pursuant to the special warrant private placement and the exercise prices of

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FIRST QUARTER REPORT

outstanding convertible securities will be subject to adjustment based upon the Consolidation.

Results of Operations

Northern Orion recorded a loss of $1,171,000 or $0.01 per share in the three months ended March 31, 2003 ("first quarter 2003"), compared to a loss of $468,000 or $0.00 per share in the three months ended March 31, 2002 ("first quarter 2002"). [The increase in costs is primarily due to the intrinsic value of stock compensation for directors and officers' stock options which is included in professional and consulting fees. The first quarter 2003 increase includes the $750,000 in stock compensation expense due to the measurement of the intrinsic value of the award and the change in the intrinsic value between the grant date and the measurement date. The cash costs for professional and consulting increased from $173,000 in first quarter 2002 to $235,000 in first quarter 2003. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant expense in first quarter 2003, until the completion of the Agua Rica and Alumbrera acquisitions. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of mineral property acquisitions.

Office, management and administration fees increased from $107,000 in first quarter 2002 to $230,000 in first quarter 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $154,000 in first quarter 2002 to $10,000 in first quarter 2003. During the three months ended March 31, 2003, 300,000 stock options were granted to an investor relations firm. The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office, management and administration fees.

The Company's stock option plan is a stock appreciation rights plan, and is recorded using the fair value method. At March 31, 2003, Northern Orion's closing share price was $0.19. The stock options granted to officers and directors of the Company are at prices from $0.13 to $0.15 per share. Changes in the intrinsic value between the grant date and measurement date is reflected as a change in compensation cost. The effect of the measurement at March 31, 2003, is $750,000 which is included in professional and consulting expense in the statements of operations and deficit and in contributed surplus in shareholders' equity on the balance sheets. Changes in the intrinsic value between the grant date and the measurement date will be reflected as a change in compensation cost in each reporting period.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd., for a gain of $41,000. A gain of $27,000 was recorded in the three months ended March 31, 2003.

During the three months ended March 31, 2003, Northern Orion granted 8,900,000 stock options at a price of $0.13 to directors, officers and investor relations' consultants, pursuant to the Company's stock option plan. The stock options expire on February 6, 2008. The stock option plan authorizes the issuance of up to 16,000,000 options of which 6,700,000 were outstanding at December 31, 2002. Subsequent to the end of the first quarter, an additional 1,500,000 stock options were granted to a non-employee with an exercise price of $0.17 per share. These options expire on April 26, 2008, and 400,000 vest immediately. The remaining 1,100,000 will vest upon receiving shareholder approval.

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Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed its currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina was recently devalued. It had previously been fixed to the US dollar. Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar. Weakness of the Canadian dollar in comparison to the US dollar may also affect the results of operations, as many of the expenditures in Argentina are in US dollars, as are the expenditures in Cuba. Increasing costs of labour, supplies and energy may affect planned operations in future years. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

The proposed acquisition of a 12.5% stake in the profitable Alumbrera mine should provide the Company with substantial cash flow over the next 8-10 years. The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large and advanced-stage copper-gold deposit.

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Through the balance of 2003 and beyond, the Company will be building upon progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. The Alumbrera transaction is to be completed in June 2003, and with the expected cash flow from Alumbrera it is our belief that to achieve our goals, we must look to growth both by advancing our existing projects and by further acquisitions. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

May 30, 2003

David Cohen

President and Chief Executive Officer

9

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars)

(Unaudited - prepared by management)

	June 30, 2003	December 31, 2002

Assets

Current assets
Cash and cash equivalents	$ 13,324	$ 539
Marketable securities (Note 3)	64	142
Due from related parties (Note 11)	--	25
Taxes recoverable	205	89
Accounts receivable	296	141
Prepaid expenses	28	--
	13,917	936

Plant and equipment (Note 4(a))	2,192	2,187
Mineral property interests (Note 4(b)) (see schedule)	99,357	81,094
Equity investment in Minera Alumbrera Ltd. (Note 5)	124,933	--

	$ 240,399	$ 84,217

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 4,360	$ 428
Due to related parties (Note 11)	104	--
Convertible loan payable (Note 6)	1,123	--
	5,587	428

Long-term debt (Note 7)	50,345	--
Provision for reclamation obligations	40	40
Future income taxes	24,485	24,485
	80,457	24,953

Shareholders' equity
Share capital (Note 9)	162,417	158,635
Special warrants (Note 9(c))	96,016	--
Equity portion of convertible debt (Note 6)	1,048	--
Contributed surplus (Note 9(d))	7,242	115
Deficit	(106,781)	(99,486)
	159,942	59,264

	$ 240,399	$ 84,217
Continuing operations (Note 1) Subsequent events (Note 12)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"David W. Cohen"

"Stephen J. Wilkinson"

David W. Cohen

Stephen J. Wilkinson

Director

Director

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Operations and Deficit

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Equity in earnings of Minera Alumbrera Ltd.	404	--	404	--

Expenses
Foreign exchange loss (gain)	(163)	(34)	(183)	(32)
Office and administration (Note 11)	202	150	443	257
Professional and consulting (Note 11(b))	6,518	253	7,503	426
Property costs	--	25	--	60
Severance, financing and restructuring costs	--	22	--	176
	6,153	416	7,359	887

Gain on sale of shares	(19)	--	(46)	--
Interest (income) expense	(10)	2	(18)	(1)

Loss for the period	(6,124)	(418)	(7,295)	(886)

Deficit, beginning of period, as previously reported	(100,657)	(97,962)	(99,486)	(97,494)

Deficit, end of period	$ (106,781)	$ (98,380)	$ (106,781)	$ (98,380)

Loss per share, basic and diluted	$ (0.27)	$ (0.03)	$ (0.35)	$ (0.08)

Weighted average number of common shares outstanding	22,860,092	12,220,356	20,893,241	11,627,089

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Cash Flows

(Expressed in Thousands of Canadian Dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Cash provided by (used for):

Operations:
Loss for the period	$ (6,124)	$ (418)	$ (7,295)	$ (886)
Items not involving cash
Gain on sale of shares	(19)	--	(46)	--
Equity in earnings of Minera Alumbrera Ltd.	(404)	--	(404)	--
Stock-based compensation	5,966	24	6,736	24
	(581)	(394)	(1,009)	(862)
Changes in non-cash operating working capital
Accounts receivable	(99)	(30)	(155)	(59)
Taxes recoverable	(99)	(24)	(116)	(9)
Due to/from related parties	65	(51)	129	(50)
Prepaid expenses	49	(3)	(28)	--
Accounts payable and accrued liabilities	3,690	172	3,932	297
	3,025	(330)	2,753	(683)

Investments:
Equity investment in Minera Alumbrera Ltd.	(85,605)	--	(85,605)	--
Acquisition of Agua Rica interest	(4,924)	--	(4,924)	--
Mineral property interests costs incurred	(457)	(208)	(479)	(122)
Proceeds on sale of marketable securities	48	--	124	--
Plant and equipment	(5)	3	(5)	3
	(90,943)	(205)	(90,889)	(119)

Financing:
Convertible debenture	1,123	--	1,123	--
Special warrants financing, net of issue costs	96,016	--	96,016	--
Common shares issued for cash, net of issue costs	--	--	3,782	500
	97,139	--	100,921	500

Increase (decrease) in cash and cash equivalents during the period	9,221	(535)	12,785	(302)
Cash and cash equivalents, beginning of period	4,103	620	539	387

Cash and cash equivalents, end of period	$ 13,324	$ 85	$ 13,324	$ 85
See Note 10 for supplementary cash flow information

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

1.

Description of business and nature of operations:

Northern Orion Resources Inc. ("the Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Cuba and Argentina.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5).

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.  The Company has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt.  The Company has acquired a 12.5% interest in the Bajo de la Alumbrera Mine, an operating mine located in Argentina.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production.  Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

2.

Significant accounting policies:

(a)

Basis of consolidation:

The unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2002, except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below.  These financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at June 30, 2003, include Minera Agua Rica LLC, which holds the Agua Rica property in Argentina; Minera Mantua Inc., which holds the Mantua property in Cuba and a 12.5% equity interest in Minera Alumbrera Ltd. ("Alumbrera"), which holds the Bajo de la Alumbrera Mine in Argentina.

(b)

Equity and other investments:

The Company's investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date.  All material intercompany balances and transactions have been eliminated.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

3.

Marketable securities:

At June 30, 2003, the Company holds 41,000 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $12 (December 31, 2002 - $41) and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52.  At June 30, 2003, the quoted market value of the shares of Barytex was  $32.  During the six months ended June 30, 2003, the Company has sold 95,500 of its Barytex common shares for proceeds of $124.  The shares of Newport were received pursuant to an option agreement on the Mantua property (note 5(b)(iii)).  At June 30, 2003, the shares have a quoted market value of $56 (December 31, 2002 - $64).

4.

Plant and equipment and mineral property interests:

(a)

Plant and equipment:

June 30, 2003
	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	114	107	7
	$10,059	$ 7,867	$ 2,192

December 31, 2002
	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2
	$10,066	$ 7,879	$ 2,187

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua.  Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b)

Mineral property interests:

(i)

Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%).  In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds were available to the Company to make further payments on the project.  The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 - 29.12%).  No interest was capitalized during fiscal 2002 on funds borrowed for exploration and development activities.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4.

Plant and equipment and mineral property interests (continued):

(b)

Mineral property interests:

(i)

Agua Rica, Argentina

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the "Deferred Payment") without interest until June 30, 2005, with the balance paid on May 8, 2003.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(ii)

San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina.  The property consists of mining concessions and staked claims.  The Company maintains an interest in the claims, but has previously written off all associated costs.

(iii)

Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased.  The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project.  At June 30, 2003, subordinated debt of US$28,000 is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf.  The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company.  Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 8).  Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A)

Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration.  In this case, Newport will assume US$20,000 of the US$28,000 subordinated debt owing to the Company by Geominera, leaving the Company with US$8,000 of the subordinated debt;

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4.

Plant and equipment and mineral property interests (continued):

(b)

Mineral property interests (continued):

(iii)

Mantua, Cuba

(B)

Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14,000 of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14,000 subordinated debt; and

(C)

All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 8) with respect to the Mantua project.

5.

Equity investment in Minera Alumbrera Ltd.

The acquisition of the 12.5% interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. ("Alumbrera"), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.  On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. ("Rio Algom"), a subsidiary of BHP Billiton Ltd., ("BHP") and Wheaton River Minerals Ltd. ("WRM") to acquire BHP's 25% interest in Alumbrera for a total price of US$180,000.  The Company paid US$90,000 for its 12.5% indirect interest in Alumbrera, of which or US$28,600 has been deferred by the vendor until May 30, 2005.  US$25,000 of this loan bears interest at the rate of 3 month LIBOR plus 2% and any amounts due in excess of US$25,000 bear interest at the rate of 3 month LIBOR plus 5%.  In case of default, the rate will be 3 month LIBOR plus 10%.  The total purchase price was US$90,000, or $122,522 plus acquisition costs of $3,914.  The excess of the carrying value over the purchase price of the net assets of $7,000 will be attributed to mineral properties.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera and a consortium of commercial banks that was originally signed on February 26, 1997.  The remaining balance outstanding at June 30, 2003, is $77,342, of which $26,400 is current.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera's assets.  The project debt is non-recourse to the Company.

The acquisition of Alumbrera will be initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings.  The allocation of the purchase price in thousands of Canadian dollars is summarized below:

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

5.

Equity investment in Minera Alumbrera Ltd. (continued):

Purchase price
Cash	$ 81,662
Loans from vendor	40,860
Acquisition costs	3,914
126,436
Net assets acquired
Cash	9,574
Appropriated cash	3,975
Non-cash working capital	6,295
Property, plant and equipment	119,042
Other	26,540
Provision for reclamation and closure	(1,828)
Future income tax liabilities	(14,886)
Non-current portion of long-term debt	(22,276)
126,436
Equity investment in Minera Alumbrera
Purchase price	126,436
Equity in earnings	404
Cash distribution received	(1,907)
$124,933

6.

Convertible loan payable:

On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (Note 4), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3,000 to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan was for a term of six months and bears interest at 10% per annum.  The Company has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project.  Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of $1.50 to acquire one common share for two years from the date of issue.  The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $2.00 or if the amount outstanding is not paid by such date, at a price of $1.75 to May 8, 2004.  The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Company.  If the extension fee is paid in common shares that are subject to a hold period, the amount of the extension fee is US$225.  Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited.  Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement.  Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.  US$2,000 was repaid on June 24, 2003.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

7.

Long-term debt

	June 30, 2003	June 30, 2002
Agua Rica
Payable to BHP Billiton (a)	$11,421	$ --

Alumbrera
Payable to Rio Algom Limited at LIBOR plus 2% (b)	34,024	--
Payable to Rio Algom Limited at LIBOR plus 5% (b)	4,900	--
	50,345	--
Less: current portion	--	--
	$50,345	$ --

(a)

Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the "Deferred Payment") (Cdn$11,421) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003.  Imputed interest of $841 will be amortized over the term of the loan.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(b)

Bajo de la Alumbrera

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 5).  Rio Algom has deferred payment of US$28,600 (Cdn$38,900) of the purchase price until May 30, 2005.  The first US$25,000 (Cdn$34,000) deferred payment bears interest of LIBOR plus 2%.  The balance of the deferred amount of US$3,600 (Cdn$4,900) bears interest of LIBOR plus 5%.

8.

Royalty and net proceeds interest payable:

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar").  Under the agreement, the Company also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 100% of the net proceeds of disposition of any interest in the Agua Rica project until the indebtedness under the Debentures (note 7(d)) were paid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project and the San Jorge Project were also payable to Miramar with a maximum amount payable of $17,987.  In 2001, the Proceeds Interest was reduced to a maximum amount payable of $15,000, and (b) and (c) were limited to 50% of the net proceeds of a disposition of any interest in the Agua Rica project and the Mantua project.  The Proceeds Interest balance payable is $14,948.

9.

Share capital:

Authorized:

700,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9.

Share capital (continued):

(a)

Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:
Costs on issue of common shares	300,000	30
Conversion of promissory notes	46,097,367	6,915
Balance, December 31, 2002	188,600,922	158,635
Shares issued for cash
Private placement, less share issue costs	40,000,000	3,782
Balance, June 16, 2003	228,600,922	162,417
Consolidation, 1 new share for 10 old shares	(205,740,830)	--

Balance, June 30, 2003	22,860,092	$162,417

(b)

Share consolidation and name change:

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc.  The Company's shares were consolidated on a reverse ten old for one new share basis, leaving approximately 22,860,092 post-consolidated shares issued and outstanding.  The Company's share capital was increased to 700,000,000 common shares subsequent to the reverse consolidation.

(c)

Special warrants:

	Number of Special Warrants	Amount

Balance, December 31, 2002	--	$ --
Special warrants issued, less share issue costs	810,403,101	96,016
Consolidation, 1 new special warrant for 10 old special warrants	(729,362,791)	--

Balance, June 30, 2003	81,040,310	$ 96,016

On June 20, 2003, the Company completed a private placement for the sale of 81,040,310 special warrants at $1.30 per unit.  Each unit, priced at $1.30, consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share until May 29, 2008.  Subsequent to June 30, 2003, the Company received a final receipt for a prospectus dated July 25, 2003, qualifying the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants issuable upon the exercise of the 81,040,310 special warrants.

On August 7, 2003, 40,520,155 share purchase warrants commenced trading on the Toronto Stock Exchange under the symbol NNO.WT.  Each whole warrant will be exercisable to purchase one common share at a price of $2.00 until May 29, 2008.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9.

Share capital (continued):

(d)

Stock options (continued):

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 8,780,000 common shares.  The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.  The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The plan currently allows for the issue of up to 10,390,040 stock options.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee stock-based compensation expense recognized for the six months ended June 30, 2003 was $312, and for the year ended December 31, 2002, was $32.  Employee stock-based compensation for the six months ended June 30, 2003, was $6,815 and is included in professional and consulting expenses.  The compensation expense for the six months ended June 30, 2003, of $6,815 (year ended December 31, 2002 - $32, December 31, 2001, - $83) are recorded as contributed surplus of $7,242.

A summary of the changes in stock options for the periods ended June 30, 2003, December 31, 2002 and 2001, is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 2000	6,095,000	$0.35
Granted	7,700,000	$0.15
Cancelled, forfeited and expired	(6,245,000)	$0.33
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	10,400,000	$0.14
	17,100,000	$0.14
Consolidation, 1 new share for 10 old shares	(15,390,000)	$1.40
	1,710,000	$1.41
Granted	7,070,000	$1.35
Balance, June 30, 2003	8,780,000	$1.36

Available for exercise, June 30, 2003	8,635,000	$1.36

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9.

Share capital (continued):

(d)

Stock options (continued):

The following table summarizes information about the stock options outstanding at June 30, 2003:

Range of Exercise Price	Number Outstanding and Exercisable at June 30, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$1.50	585,000	3.08 years	$1.50
$1.30	890,000	4.59 years	$1.30
$1.70	150,000	4.84 years	$1.70
$1.35	7,070,000	7.00 years	$1.35

(e)

Warrants:

As at June 30, 2003, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,000,000	$2.00	December 31, 2003
50,000	$0.75	March 28, 2004
30,000	$1.10	July 23, 2004
2,000,000	$1.30	August 2, 2004
4,000,000	$1.30	March 18, 2005
100,000	$1.50	April 23, 2005
200,000	$1.50	May 8, 2005
7,380,000

10.

Supplementary cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Non-cash transactions
Interest capitalization to mineral property interests	$ -	$ 252	$ -	$ 153
Stock compensation included in mineral property interests	391	-	391	-
Equity portion of convertible debt included in Agua Rica acquisition	1,048	-	1,048	-
Long-term debt included in Agua Rica acquisition	11,421	-	11,421	-
Long-term debt included in equity investment in Minera Alumbrera Ltd.	38,924	-	38,924	-

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

11.

Related party transactions and balances:

	Six months ended,
Services rendered:	June 30, 2003	June 30, 2002

Consulting fees and expenses	$ --	$ 83
Consulting fees and expenses (a)	201	120
Consulting fees and expenses (b)	226	3
Legal fees	221	39
Directors' fees (e)	8	--
Administration fees (c)	111	97

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid consulting fees and expenses to a private company controlled by an officer and director of the Company.  At June 30, 2003, $9 (March 31, 2003, $7;December 31, 2002 - $6) was payable to this company.

(b)

The Company paid consulting fees and expenses to a private company controlled by an officer and director of the Company.  At June 30, 2003. $24 was payable (March 31, 2003, $18 was payable; December 31, 2002, - $3 was receivable) to this company.

(c)

The Company paid administrative expenses to a private company with a director and an officer in common with the Company.  This private company provides office services and other administrative services on a full cost recovery basis.  At June 30, 2003, $23 was payable (March 31, 2003, $16 was receivable; December 31, 2002 - $37 was receivable) from this company.

(d)

The Company paid legal fees to a law firm of which two officers are partners.  At June 30, 2003, $40;( March 31, 2003, $30; December 31, 2002 - $6; 2001 - $30) was payable to this firm.

(e)

At June 30, 2003, there were directors' fees and expenses of $8 payable (2002 - $nil).

(f)

During the six months ended June 30, 2003, a director and officer of the Company was appointed a director of Newport (note 4(b)(iii)).

All related party transactions were recorded at the exchange amounts which are measured at fair value.  The balances payable noted above are payable on demand without interest.

12.

Subsequent events:

Subsequent to June 30, 2003:

(a)

148,148 common shares at a value of $1.35 per common share were issued to two officers and directors of the Company as compensation for services rendered,

(b)

120,000 common share purchase warrants were exercised at a price of $1.30 per common share.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Schedule of Mineral Property Interests

(Expressed in Thousands of Canadian Dollars)

(Unaudited - prepared by management)

	June 30,	December 31,
	2003	2002

Minera Mantua Project (Cuba)

Balance, beginning of period	$ 24,790	$ 24,720
Incurred during the period
Site maintenance	2	70
Balance, end of period	24,792	24,790

Agua Rica Project (Argentina)

Balance, beginning of period	74,291	74,505
Incurred during the period (recovered)
Acquisition costs	17,393	--
Geological	404	--
Property taxes	71	--
Legal and title work	33	--
Site activities	211	--
Finance costs	149	(214)
Balance, end of period	92,552	74,291
	117,344	99,081

Net Proceeds Interest	(17,987)	(17,987)

Mineral Property Interests	$ 99,357	$ $81,094

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

In the second quarter of 2003, Northern Orion successfully completed two transactions:    the acquisition of a 12.5% indirect interest in the Bajo de Ia Alumbrera copper-gold mine ("Alumbrera") in Argentina and the acquisition and consolidation of the remaining 72% of the Agua Rica property, 34 km from Alumbrera.

In June 2003 the Company completed a name change from Northern Orion Explorations Ltd., to Northern Orion Resources Inc. ("Northern Orion") in conjunction with a share consolidation. The Company's shares were consolidated on a ten old for one new share basis, resulting in approximately 22,860,092 post-consolidated common shares issued and outstanding. The Company's share capital was increased to 700,000,000 common shares subsequent to the reverse consolidation.

During the first quarter of fiscal 2003, Northern Orion completed a private placement of 41 million units priced at $1.00 ($1.15 for non arms-length parties), for gross proceeds of approximately $4.100. Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $1.30. A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has since been terminated.

On April 3, 2003, Northern Orion entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton River") to jointly acquire a 25% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton Inc. ('BHP Billiton"). Of the total purchase price, Rio Algom deferred payment of US$50,000 until May 30, 2005, with the deferred amount bearing interest at LIBOR plus 2%. In addition, Rio Algom also agreed to defer payment of up to US$5,000 by the Company, such amount bearing interest at LIBOR plus 5%. Pursuant to a cash distribution from Alumbrera in June, Northern Orion utilized US$3,600 of the balance available for deferral, after a cash distribution was received from Alumbrera of US$1,400 which was applied to the acquisition. Pursuant to this transaction, Northern Orion and Wheaton River have each acquired from Rio Algom a net 12.5% indirect interest in Alumbrera. This acquisition moves Northern Orion directly into the intermediate tier of copper and gold producers and should provide cash flow to the Company for over eight years. The closing of the transaction on June 24, 2003, allows Northern Orion to accelerate its evaluation and development of the Agua Rica deposit, which is adjacent to Alumbrera.

During the second quarter of fiscal 2003, Northern Orion completed a special warrants financing of 81,040,310 special warrants. On July 25, 2003, a final prospectus qualified the distribution of 81,040,310 common shares and 40,520,155 listed common share purchase warrants. Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of $2.00 per share until May 29. 2008. The special warrant private placement financing undertaken by Northern Orion to successfully fund the Alumbrera transaction was underwritten by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Salman Partners Inc., Pacific International Securities Inc. and McFarlane Gordon Inc.  The special warrants were issued at $0.13 (pre-consolidation) per special warrant for aggregate gross proceeds of approximately $105,300.

_________________________________

1

All references to share capital will be in post consolidation figures unless otherwise noted.

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

Proceeds of the private placement were used to fund the Alumbrera acquisition. Northern Orion paid for underwriting, legal, accounting and other professional advisory services totalling $9,336, for net proceeds of $96,016. Pursuant to the special warrants financing, the Company was required to qualify the securities underlying the special warrants by filing and obtaining a receipt for a prospectus on or before the 90th day following closing, failing which it is subject to a 10% penalty payable in securities of the Company. The Company received a final receipt for the prospectus on July 25, 2003, which allowed for trading to commence in the common shares issued pursuant to the prospectus. In addition, trading in the warrants commenced on August 7, 2003, on the Toronto Stock Exchange under the symbol NNO.WT.

To facilitate due diligence and expedite the acquisition of Alumbrera, Northern Orion reimbursed Wheaton River for US$1,000 of Wheaton River's costs for the due diligence conducted by Wheaton River on its earlier acquisition of an initial 25% interest in the Alumbrera project. Wheaton River made available all of its technical, legal and commercial due diligence on the Alumbrera project, which was completed in March 2003 and Northern Orion updated the information to the time of the acquisition.

For several years Northern Orion has been primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past four years had necessitated a significant reduction in the scale of all corporate activities. The completion of the Alumbrera acquisition and the special warrants financing provides Northern Orion with the working capital to initiate further work on the Agua Rica property and review other opportunities for possible accretive acquisition.

PROJECT UPDATES

Bajo de Ia Alumbrera

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project. The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001. Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002. Alumbrera is one of the lowest cost producers of copper in the world, net of gold credits.

Agua Rica

The Agua Rica project was operated as a joint venture between BHP Billiton and Northern Orion until the acquisition of the remaining 72% interest on May 8, 2003, and was the Company's primary asset until the acquisition of Alumbrera.  Agua Rica is a world-class copper-gold-molybdenum porphyry deposit covering an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina. The project is about 34 kilometres east of the Alumbrera copper-gold mine.

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

As of December 31, 2002, the Company's interest in the project was approximately 28%.  In February 2003, the Company agreed to acquire the remaining 72% interest in the Agua Rica project it did not previously hold from BHP Billiton.

The 2002/2003 work program, which is now the responsibility of Northern Orion, is almost complete, and a work program for the 2003/2004 year is being initiated. To June 30, 2003, Northern Orion has funded $327 in exploration since it acquired 100% of the Agua Rica property.

The Company's share of the work program (including management fees to the operator) in fiscal year 2002 was approximately US$303 (2001 - US$545), but was not paid by the Company and contributed to a dilution of its interest in the Agua Rica project. Due to the continued weak world copper price in 2002 activities at Agua Rica continued on a reduced scale from previous years. The 2001/2002 program built on the work performed in completing the initial feasibility study, which was issued in November 1997. The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested. The capital requirement to develop an open pit mine and concentrator at Agua Rica is estimated to be US$623,000.

A US$3,000 convertible credit facility ("Loan") provided by Endeavour Mining Capital Corp. ("Endeavour Mining") was used to fund a portion of the initial payment made to BHP Billiton. The Loan is for a term of six months and bears interest at 10% per annum. The Loan may be converted at the option of Endeavour Mining prior to November 5, 2003, into common shares of the Company at a conversion price per share of $2.00, or if the amount outstanding is not paid by such date, at a conversion price per share of $1.75 to May 8, 2004. The Loan has an initial maturity date of November 8 2003. The Company is entitled to extend the term of the Loan to May 8, 2004, upon payment of an extension fee of US$150, in cash or common shares of the Company. If the extension fee is paid in common shares that are subject to a hold period the amount of the fee is US$225. Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150 in cash and 300,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $1.50 per share. On completion of the special warrants financing and the acquisition of Alumbrera, Northern Orion repaid US$2,000 of the Loan from working capital.

Northern Orion has completed an independent review and National Instrument 43-101 evaluation of Agua Rica. The Company has been advised by its Argentine counsel that the Agua Rica acquisition is reviewable under Argentine anti-trust laws but that the risk of an adverse ruling is remote.

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina. Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge. Although the results were encouraging, management believes that the project economics would be more attractive with the definition of additional resources through further exploration

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

drilling supplemented by a recovery in the copper price. Northern Orion is reviewing its options with respect to this property including dispositions or other forms of joint venture.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent-extraction process. Annual copper production of 18,000 tonnes of cathode at an estimated cash cost of US$0.45/lb copper is projected over an 11-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion. The terms of the option agreement are as follows:

  Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104. Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest;

  Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20 per month (at June 30, 2003, $246 is included in accounts receivable, and has not yet been received from Newport); and

  Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750.

  If Northern Orion identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company. Newport will assume US$20,000 of the US$28,000 in subordinated debt owing to the Company by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14,000 subordinated debt. Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Miramar Proceeds and Royalty Interest in respect of the Mantua project Northern Orion has agreed to transfer 200,000 common shares of Newport to Miramar Mining Corp. ("Miramar"), at the deemed value of $52. The amount payable under the Miramar Proceeds and Royalty Interest will thereby be reduced by $52.

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

If Newport is unable to identify and secure financing, all costs of Mantua are the responsibility of Northern Orion. The status of the Mantua property is under review.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Overview

Until the acquisition of its interest in the Alumbrera mine, Northern Orion has been primarily engaged in the development of two mineral properties - Agua Rica in Argentina and Mantua in Cuba. The consolidation of 100% of the Agua Rica project gives the Company ownership and control of an advanced copper-gold deposit. With the completion of the acquisition of a 12.5% indirect interest in the Bajo de Ia Alumbrera mine in Argentina, Northern Orion plans to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. It is management's belief that to achieve the Company's goals, the Company must look to growth by both acquisitions and advancing our existing projects. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

Liquidity And Capital Resources

General

At June 30, 2003, Northern Orion had working capital of $8,330 (December 31, 2002 -$3,860) and cash and cash equivalents of $13,324 (December 31, 2002 -$4,103).

Total assets increased to $240,399 from $84,217 at December 31, 2002, primarily due to the June 24, 2003, acquisition of an indirect 12.5% interest in the Bajo de Ia Alumbrera mine in Argentina and the acquisition of the remaining 72% interest of the Agua Rica project previously held by BHP Billiton.

The acquisition of the Alumbrera Mine was financed through the issuance of 81,040,310 special warrants for gross proceeds of $105,352 and the issuance of two promissory notes, one in the amount of US$25,000 at an interest rate of LIBOR plus 2% and a second promissory note of US$3,600 at an interest rate of LIBOR pIus 5%, which are due on May 30, 2005. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired.

On July 25, 2003, a final prospectus qualified the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants on conversion of the special warrants financing. Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of $2.00 per share until May 29, 2008.

On April 3, 2003, Northern Orion entered into an agreement with Wheaton River to participate in the US$180,000 acquisition of a 25% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton. Northern Orion's share of the purchase price was US$90,000 and Rio Algom deferred payment of up to US$28,600 until May 30. 2005. with US$25,000 bearing

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

interest at LIBOR plus 2% and US$3,600 bearing interest at LIBOR plus 5%. This acquisition moves the Company directly into the intermediate tier of copper and gold producers and should provide cash flow to the Company for several years. The closing of the transaction on June 24, 2003, allows the Company to continue its evaluation of the most appropriate development of the Agua Rica deposit, which is adjacent to Alumbrera.

During the six months ended June 30, 2003, a private placement of 3,495,000 units at $1.00 per unit and 505,000 units at $1.15 per unit for gross proceeds of $4,075 was completed. Proceeds of the private placement were used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton. Each unit in the private placement is comprised of one common share and one share purchase warrant exercisable to acquire one common share, exercisable at a price of $1.30 per share until March 18, 2005. Northern Orion extended the expiry date of 1,000,000 warrants with an exercise price of $2.00 per share, originally expiring on April 28, 2003, to December 31. 2003. In February 2003. Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project. The transaction closed on May 8, 2003. The 72% interest held by BHP Billiton has been purchased by the Company for a total of US$12,600, with US$3,600 on initial payment and a final payment of US$9,000 due on or before June 30, 2005. Details of the Agua Rica purchase and the related Endeavour Mining credit facility are described above under Project Updates - Agua Rica.

All of the expenses related to the Company's Cuban operations are to be the responsibility of Newport Explorations Ltd. ("Newport"), pursuant to an option agreement signed in September 2002.  Newport is to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20 per month.  Currently the Company has $246 in accounts receivable from Newport relating to this transaction. The ability of Newport to pay the carrying costs is subject to financing. Northern Orion has been funding the costs of the Cuban operations and will be required to do so until Newport obtains financing for the Mantua project. If Newport is unable to obtain financing, the costs of the Mantua project will become the responsibility of the Company. Northern Orion will have to review the status of the Mantua project if the property is returned to the Company.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture, and through third party borrowings. The Alumbrera acquisition and the resulting cash flows should be sufficient to sustain future operations, exploration and development of the Agua Rica project but is subject to a number of outstanding conditions. Until receipt of the expected cash flow from the Alumbrera mine, Northern Orion will have sufficient working capital to maintain the Company including interest payment on the loans and notes outstanding. However, until cash flow is received from Alumbrera, the Company does not have the financial ability to advance any of its projects to the production stage.

The due diligence costs to complete the Alumbrera acquisition, the Alumbrera and Agua Rica acquisitions, the financing fees repayment and interest payments on the Endeavour Mining loan and interest payments on the Rio Algom loans, office administration costs and the costs related to the maintenance of the Agua Rica and Mantua projects have

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

reduced the Company's net proceeds from the special warrants financing of $96,000. Future cash flow is expected to be from funds received from the Alumbrera shareholder distributions and from the exercise of outstanding warrants and options, which are subject to the sinking fund terms of the Endeavour Mining loan agreement, or from other forms of financing.

Results of Operations

Three months ended June 30, 2003, compared to three months ended June 30, 2002

Northern Orion recorded a loss of $6,124 or $0.27 per share in the three months ended June 30, 2003 ("Quarter 2003"), compared to a loss of $418 or $0.03 per share in the three months ended June 30, 2002 ("Quarter 2002").

The Company has recorded equity in earnings of Alumbrera of $404 in the three months ended June 30, 2003. There is no comparative income for the three-month period in Quarter 2002. These earnings are the Company's equity earnings for the period from June 24, 2003, the date of acquisition of the Alumbrera Mine to June 30, 2003.

The increase in expenses between Quarter 2003 and Quarter 2002 is primarily due to the value of stock option compensation for directors and officers' stock options, which is included in professional and consulting fees. The fair value of stock compensation expense of $5,966 is included in Quarter 2003 with no comparative expense in Quarter 2002. Stock compensation of $391 has been capitalized to the Agua Rica property in geological expense in Quarter 2003. There is no comparable compensation in Quarter 2002.

The cash costs for professional and consulting increased from $253 in Quarter 2002 to $552 in Quarter 2003. Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $147 in Quarter 2002 to $202 in Quarter 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $22 in Quarter 2002 with no comparative expense in Quarter 2003, as the restructuring of the Company was completed in July 2002.

Interest and finance charges on the convertible debentures and long-term debt has been capitalized as part or the acquisition of Alumbrera and Agua Rica.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd.  A gain of $19 was recorded in the six months ended June 30, 2003.

During the three months ended June 30, 2003, Northern Orion granted 150,000 stock options with an exercise price of $1.70; 130,000 stock options at a price of $1.35 and 6,940,000 stock options at a price of $1.35, to directors, officers, consultants and investor relations' consultants, pursuant to the Company's stock option plan. The stock options expire on April 26, 2008, June 23, 2010, and June 16, 2010, respectively. The

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

Company's stock option plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available for reservation.

Six months ended June 30, 2003, compared to six months ended June 30, 2002

Northern Orion recorded a loss of $7,295 or $0.35 per share in the six months ended June 30, 2003 ("June 2003"), compared to a loss of $886 or $0.08 per share in the six months ended June 30, 2002 ("June 2002").

The Company has recorded equity in earnings of Alumbrera of $404 in the six months ended June 30, 2003. There is no comparative income for the six-month period in fiscal 2002. These earnings are the Company's equity earnings for the period from June 24, 2003, the date of acquisition of the Alumbrera Mine to June 30. 2003.

The increase in costs between June 2003 and June 2002 is primarily due to the value of stock option compensation for directors and officers' stock options, which is included in professional and consulting fees. The fair value of stock compensation expense of $6,736 is included in June 2003 with no comparative expense in June 2002. Stock compensation of $391 has been capitalized to the Agua Rica property in geological expense. There is no comparable compensation in June 2002.

The cash costs for professional and consulting increased from $426 in June 2002 to $767 in June 2003.  Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $254 in June 2002 to $443 in June 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $176 in June 2002 with no comparative expense in June 2003, as the restructuring of the Company was completed in July 2002. During the six months ended June 30, 2003, 30,000 stock options were granted to an investor relations firm. The fair value using the Black-Scholes method of this compensation has been calculated at $20 and has been included in office, management and administration fees.

Interest and finance charges on the convertible debentures and long-term debt has been capitalized as part of the acquisition of Alumbrera and Agua Rica.

To date Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd.  A gain of $46 was recorded in the six months ended June 30, 2003 with no comparative gain in fiscal 2002.

During the six months ended June 30, 2003, Northern Orion granted 890,000 stock options at a price of $1.30; 150,000 stock options with an exercise price of $1.70; 130,000 stock options at a price of $1 .35 and 6,940,000 stock options at a price of $1 .35, to directors, officers, consultants and investor relations' consultants, pursuant to the Company's stock option plan. The stock options expire on February 6, 2008, April 26, 2008, June 23, 2010, and June 16, 2010, respectively. The Company's stock option plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available for reservation.  Subsequent to June 30, 2003,

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

120,000 share purchase warrants have been exercised at a price of $1.30 per share for proceeds of $156. 148,148 common shares with a nominal value of $1.35 for a total of $200 were issued to two officers and directors of the Company.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration, development and operation of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed its currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina had previously been fixed to the US dollar but was recently devalued. It had previously been fixed to the US dollar. Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar. Weakness of the Canadian dollar in comparison to the US dollar may also affect the results of operations, as many of the expenditures in Argentina are in US dollars, as are the expenditures in Cuba. Increasing costs of labour, supplies and energy may affect planned operations in future years. The Company's long-term debt is denominated in US dollars, which may also affect the results of operations. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices do have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

NORTHERN ORION RESOURCES INC.
SECOND QUARTER REPORT
JUNE 30, 2003
(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

OUTLOOK

The acquisition of the 12.5% stake in the Alumbrera mine should provide the Company with cash flow over the next 8 years. The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large and advanced-stage copper-gold deposit that has potential synergies with Alumbrera.

Through the balance of 2003 and beyond, the Company will be building upon progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. With the expected cash flow from Alumbrera it is our belief that to achieve our goals, we must look to growth both by advancing our existing projects and by further acquisitions. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

August 29, 2003

(signed)

David Cohen

President and Chief Executive Officer

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Balance Sheets

(as amended)

(Expressed in Thousands of Canadian Dollars)

(Unaudited - prepared by management)

	June 30, 2003	December 31, 2002

Assets

Current assets
Cash and cash equivalents	$ 13,324	$ 539
Marketable securities (Note 3)	64	142
Due from related parties (Note 11)	--	25
Taxes recoverable	205	89
Accounts receivable	296	141
Prepaid expenses	28	--
	13,917	936

Plant and equipment (Note 4(a))	2,192	2,187
Mineral property interests (Note 4(b)) (see schedule)	99,596	81,094
Equity investment in Minera Alumbrera Ltd. (Note 5)	124,933	--

	$ 240,638	$ 84,217

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 4,360	$ 428
Due to related parties (Note 11)	304	--
Convertible loan payable (Note 6)	1,123	--
	5,787	428

Long-term debt (Note 7)	50,345	--
Provision for reclamation obligations	40	40
Future income taxes	24,485	24,485
	80,657	24,953

Shareholders' equity
Share capital (Note 9)	162,417	158,635
Special warrants (Note 9(c))	96,016	--
Equity portion of convertible debt (Note 6)	1,048	--
Warrants (Note 6)	239
Contributed surplus (Note 9(d))	3,113	115
Deficit	(102,852)	(99,486)
	159,981	59,264

	$ 240,638	$ 84,217
Continuing operations (Note 1) Subsequent events (Note 12)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"David W. Cohen"

"Stephen J. Wilkinson"

David W. Cohen

Stephen J. Wilkinson

Director

Director

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Operations and Deficit

(as amended)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Equity in earnings of Minera Alumbrera Ltd.	404	--	404	--

Expenses
Foreign exchange loss (gain)	(163)	(34)	(183)	(32)
Office and administration (Note 11)	202	150	443	257
Professional and consulting (Note 11(b))	2,589	253	3,574	426
Property costs	--	25	--	60
Severance, financing and restructuring costs	--	22	--	176
	2,224	416	3,430	887

Gain on sale of shares	(19)	--	(46)	--
Interest (income) expense	(10)	2	(18)	(1)

Loss for the period	(2,195)	(418)	(3,366)	(886)

Deficit, beginning of period, as previously reported	(100,657)	(97,962)	(99,486)	(97,494)

Deficit, end of period	$ (102,852)	$ (98,380)	$ (102,852)	$ (98,380)

Loss per share, basic and diluted	$ (0.10)	$ (0.03)	$ (0.16)	$ (0.08)

Weighted average number of common shares outstanding	22,860,092	12,220,356	20,893,241	11,627,089

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Cash Flows

(as amended)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Cash provided by (used for):

Operations:
Loss for the period	$ (2,195)	$ (418)	$ (3,366)	$ (886)
Items not involving cash
Gain on sale of shares	(19)	--	(46)	--
Equity in earnings of Minera Alumbrera Ltd.	(404)	--	(404)	--
Stock-based compensation	2,037	24	2,807	24
	(581)	(394)	(1,009)	(862)
Changes in non-cash operating working capital
Accounts receivable	(99)	(30)	(155)	(59)
Taxes recoverable	(99)	(24)	(116)	(9)
Due to/from related parties	65	(51)	129	(50)
Prepaid expenses	49	(3)	(28)	--
Accounts payable and accrued liabilities	3,690	172	3,932	297
	3,025	(330)	2,753	(683)

Investments:
Equity investment in Minera Alumbrera Ltd.	(85,605)	--	(85,605)	--
Acquisition of Agua Rica interest	(4,924)	--	(4,924)	--
Mineral property interests costs incurred	(457)	(208)	(479)	(122)
Proceeds on sale of marketable securities	48	--	124	--
Plant and equipment	(5)	3	(5)	3
	(90,943)	(205)	(90,889)	(119)

Financing:
Convertible debenture	1,123	--	1,123	--
Special warrants financing, net of issue costs	96,016	--	96,016	--
Common shares issued for cash, net of issue costs	--	--	3,782	500
	97,139	--	100,921	500

Increase (decrease) in cash and cash equivalents during the period	9,221	(535)	12,785	(302)
Cash and cash equivalents, beginning of period	4,103	620	539	387

Cash and cash equivalents, end of period	$ 13,324	$ 85	$ 13,324	$ 85
Supplementary cash flow information (Note 10)

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

1.

Description of business and nature of operations:

Northern Orion Resources Inc. ("the Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Cuba and Argentina.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5).

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.  The Company has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt.  The Company has acquired a 12.5% interest in the Bajo de la Alumbrera Mine, an operating mine located in Argentina.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production.  Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

2.

Significant accounting policies:

(a)

Basis of consolidation:

The unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2002, except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below.  These financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at June 30, 2003, include Minera Agua Rica LLC, which holds the Agua Rica property in Argentina; Minera Mantua Inc., which holds the Mantua property in Cuba and a 12.5% equity interest in Minera Alumbrera Ltd. ("Alumbrera"), which holds the Bajo de la Alumbrera Mine in Argentina.

(b)

Equity and other investments:

The Company's investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date.  All material intercompany balances and transactions have been eliminated.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

3.

Marketable securities:

At June 30, 2003, the Company holds 41,000 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $12 (December 31, 2002 - $41) and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52.  At June 30, 2003, the quoted market value of the shares of Barytex was  $32.  During the six months ended June 30, 2003, the Company has sold 259,000 of its Barytex common shares for proceeds of $124.  The shares of Newport were received pursuant to an option agreement on the Mantua property (note 5(b)(iii)).  At June 30, 2003, the shares have a quoted market value of $56 (December 31, 2002 - $64).

4.

Plant and equipment and mineral property interests:

(a)

Plant and equipment:

June 30, 2003
	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	114	107	7
	$10,059	$ 7,867	$ 2,192

December 31, 2002
	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2
	$10,066	$ 7,879	$ 2,187

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua.  Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b)

Mineral property interests:

(i)

Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%).  In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds were available to the Company to make further payments on the project.  The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 - 29.12%).  No interest was capitalized during fiscal 2002 on funds borrowed for exploration and development activities.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4.

Plant and equipment and mineral property interests (continued):

(b)

Mineral property interests:

(i)

Agua Rica, Argentina

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the "Deferred Payment") without interest until June 30, 2005, with the balance paid on May 8, 2003.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(ii)

San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina.  The property consists of mining concessions and staked claims.  The Company maintains an interest in the claims, but has previously written off all associated costs.

(iii)

Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased.  The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project.  At June 30, 2003, subordinated debt of US$28,000 is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf.  The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company.  Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 8).  Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A)

Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration.  In this case, Newport will assume US$20,000 of the US$28,000 subordinated debt owing to the Company by Geominera, leaving the Company with US$8,000 of the subordinated debt;

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4.

Plant and equipment and mineral property interests (continued):

(b)

Mineral property interests (continued):

(iii)

Mantua, Cuba

(B)

Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14,000 of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14,000 subordinated debt; and

(C)

All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 8) with respect to the Mantua project.

5.

Equity investment in Minera Alumbrera Ltd.

The acquisition of the 12.5% interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. ("Alumbrera"), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.  On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. ("Rio Algom"), a subsidiary of BHP Billiton Ltd., ("BHP") and Wheaton River Minerals Ltd. ("WRM") to acquire BHP's 25% interest in Alumbrera for a total price of US$180,000.  The Company paid US$90,000 for its 12.5% indirect interest in Alumbrera, of which or US$28,600 has been deferred by the vendor until May 30, 2005.  US$25,000 of this loan bears interest at the rate of 3 month LIBOR plus 2% and any amounts due in excess of US$25,000 bear interest at the rate of 3 month LIBOR plus 5%.  In case of default, the rate will be 3 month LIBOR plus 10%.  The total purchase price was US$90,000, or $122,522 plus acquisition costs of $3,914.  The excess of the carrying value over the purchase price of the net assets of $7,000 will be attributed to mineral properties.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera and a consortium of commercial banks that was originally signed on February 26, 1997.  The remaining balance outstanding at June 30, 2003, is $77,342, of which $26,400 is current.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera's assets.  The project debt is non-recourse to the Company.

The acquisition of Alumbrera will be initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings.  The allocation of the purchase price in thousands of Canadian dollars is summarized below:

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

5.

Equity investment in Minera Alumbrera Ltd. (continued):

Purchase price
Cash	$ 81,662
Loans from vendor	40,860
Acquisition costs	3,914
126,436
Net assets acquired
Cash	9,574
Appropriated cash	3,975
Non-cash working capital	6,295
Property, plant and equipment	119,042
Other	26,540
Provision for reclamation and closure	(1,828)
Future income tax liabilities	(14,886)
Non-current portion of long-term debt	(22,276)
126,436
Equity investment in Minera Alumbrera
Purchase price	126,436
Equity in earnings	404
Cash distribution received	(1,907)
$124,933

6.

Convertible loan payable:

On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (Note 4), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3,000 to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan was for a term of six months and bears interest at 10% per annum.  The Company has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project.  Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of $1.50 to acquire one common share for two years from the date of issue.  The fair value of these warrants of $239 has been included in the acquisition costs of Agua Rica and in shareholders' equity.  The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $2.00 or if the amount outstanding is not paid by such date, at a price of $1.75 to May 8, 2004.  The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Company.  If the extension fee is paid in common shares that are subject to a hold period, the amount of the extension fee is US$225.  Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited.  Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement.  Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.  US$2,000 was repaid on June 24, 2003.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

7.

Long-term debt

	June 30, 2003	June 30, 2002
Agua Rica
Payable to BHP Billiton (a)	$11,421	$ --

Alumbrera
Payable to Rio Algom Limited at LIBOR plus 2% (b)	34,024	--
Payable to Rio Algom Limited at LIBOR plus 5% (b)	4,900	--
	50,345	--
Less: current portion	--	--
	$50,345	$ --

(a)

Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the "Deferred Payment") (Cdn$11,421) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003.  Imputed interest of $841 will be amortized over the term of the loan.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(b)

Bajo de la Alumbrera

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 5).  Rio Algom has deferred payment of US$28,600 (Cdn$38,900) of the purchase price until May 30, 2005.  The first US$25,000 (Cdn$34,000) deferred payment bears interest of LIBOR plus 2%.  The balance of the deferred amount of US$3,600 (Cdn$4,900) bears interest of LIBOR plus 5%.

8.

Royalty and net proceeds interest payable:

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar").  Under the agreement, the Company also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 100% of the net proceeds of disposition of any interest in the Agua Rica project until the indebtedness under the Debentures (note 7(d)) were paid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project and the San Jorge Project were also payable to Miramar with a maximum amount payable of $17,987.  In 2001, the Proceeds Interest was reduced to a maximum amount payable of $15,000, and (b) and (c) were limited to 50% of the net proceeds of a disposition of any interest in the Agua Rica project and the Mantua project.  The Proceeds Interest balance payable is $14,948.

9.

Share capital:

Authorized:

700,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9.

Share capital (continued):

(a)

Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:
Costs on issue of common shares	300,000	30
Conversion of promissory notes	46,097,367	6,915
Balance, December 31, 2002	188,600,922	158,635
Shares issued for cash
Private placement, less share issue costs	40,000,000	3,782
Balance, June 16, 2003	228,600,922	162,417
Consolidation, 1 new share for 10 old shares	(205,740,830)	--

Balance, June 30, 2003	22,860,092	$162,417

(b)

Share consolidation and name change:

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc.  The Company's shares were consolidated on a reverse ten old for one new share basis, leaving approximately 22,860,092 post-consolidated shares issued and outstanding.  The Company's share capital was increased to 700,000,000 common shares subsequent to the reverse consolidation.

(c)

Special warrants:

	Number of Special Warrants	Amount

Balance, December 31, 2002	--	$ --
Special warrants issued, less share issue costs	810,403,101	96,016
Consolidation, 1 new special warrant for 10 old special warrants	(729,362,791)	--

Balance, June 30, 2003	81,040,310	$ 96,016

On June 20, 2003, the Company completed a private placement for the sale of 81,040,310 special warrants at $1.30 per unit.  Each unit, priced at $1.30, consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share until May 29, 2008.  Subsequent to June 30, 2003, the Company received a final receipt for a prospectus dated July 25, 2003, qualifying the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants issuable upon the exercise of the 81,040,310 special warrants.

On August 7, 2003, 40,520,155 share purchase warrants commenced trading on the Toronto Stock Exchange under the symbol NNO.WT.  Each whole warrant will be exercisable to purchase one common share at a price of $2.00 until May 29, 2008.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9.

Share capital (continued):

(d)

Stock options (continued):

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 8,780,000 common shares.  The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.  The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The plan currently allows for the issue of up to 10,390,040 stock options.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee stock-based compensation expense recognized for the six months ended June 30, 2003 was $312, and for the year ended December 31, 2002, was $32.  Employee stock-based compensation for the six months ended June 30, 2003, was $2,686 and is included in professional and consulting expenses.  The cumulative compensation expense for the six months ended June 30, 2003, of $2,686, the year ended December 31, 2002, of $32and the year ended December 31, 2001, of $83 are recorded in contributed surplus as $3,113.

A summary of the changes in stock options for the periods ended June 30, 2003, December 31, 2002 and 2001, is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 2000	6,095,000	$0.35
Granted	7,700,000	$0.15
Cancelled, forfeited and expired	(6,245,000)	$0.33
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	10,400,000	$0.14
	17,100,000	$0.14
Consolidation, 1 new share for 10 old shares	(15,390,000)	$1.40
	1,710,000	$1.41
Granted	7,070,000	$1.35
Balance, June 30, 2003	8,780,000	$1.36

Available for exercise, June 30, 2003	3,985,000	$1.37

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9.

Share capital (continued):

(d)

Stock options (continued):

The following table summarizes information about the stock options outstanding at June 30, 2003:

Range of Exercise Price	Number Outstanding at June 30, 2003	Number Exercisable at June 30, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$1.50	670,000	600,000	3.08 years	$1.50
$1.30	890,000	890,000	4.59 years	$1.30
$1.70	150,000	150,000	4.84 years	$1.70
$1.35	7,070,000	2,345,000	7.00 years	$1.35

(e)

Warrants:

As at June 30, 2003, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,000,000	$2.00	December 31, 2003
50,000	$0.75	March 28, 2004
30,000	$1.10	July 23, 2004
2,000,000	$1.30	August 2, 2004
4,000,000	$1.30	March 18, 2005
100,000 (Note 6)	$1.50	April 23, 2005
200,000 (Note 6)	$1.50	May 8, 2005
7,380,000

10.

Supplementary cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Non-cash transactions
Interest capitalization to mineral property interests	$ -	$ 252	$ -	$ 153
Stock compensation included in mineral property interests	391	-	391	-
Equity portion of convertible debt included in Agua Rica acquisition	1,048	-	1,048	-
Fair value of warrants issued on Agua Rica financing included in Agua Rica acquisition	239	-	239	-
Long-term debt included in Agua Rica acquisition	11,421	-	11,421	-
Long-term debt included in equity investment in Minera Alumbrera Ltd.	38,924	-	38,924	-

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

(as amended)

Six months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

11.

Related party transactions and balances:

	Six months ended,
Services rendered:	June 30, 2003	June 30, 2002

Consulting fees and expenses	$ --	$ 83
Consulting fees and expenses (a)	301	120
Consulting fees and expenses (b)	326	3
Legal fees	221	39
Directors' fees (e)	8	--
Administration fees (c)	111	97

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid consulting fees and expenses to a private company controlled by an officer and director of the Company.  At June 30, 2003, $9 (March 31, 2003, $7;December 31, 2002 - $6) was payable to this company.

(b)

The Company paid consulting fees and expenses to a private company controlled by an officer and director of the Company.  At June 30, 2003. $124 was payable (March 31, 2003, $18 was payable; December 31, 2002, - $3 was receivable) to this company.

(c)

The Company paid administrative expenses to a private company with a director and an officer in common with the Company.  This private company provides office services and other administrative services on a full cost recovery basis.  At June 30, 2003, $123 was payable (March 31, 2003, $16 was receivable; December 31, 2002 - $37 was receivable) from this company.

(d)

The Company paid legal fees to a law firm of which two officers are partners.  At June 30, 2003, $40;( March 31, 2003, $30; December 31, 2002 - $6; 2001 - $30) was payable to this firm.

(e)

At June 30, 2003, there were directors' fees and expenses of $8 payable (2002 - $nil).

(f)

During the six months ended June 30, 2003, a director and officer of the Company was appointed a director of Newport (note 4(b)(iii)).

All related party transactions were recorded at the exchange amounts which are measured at fair value.  The balances payable noted above are payable on demand without interest.

12.

Subsequent events:

Subsequent to June 30, 2003:

(a)

148,148 common shares at a value of $1.35 per common share were issued to two officers and directors of the Company as compensation for successful completion of the special warrant financing and the Alumbrera Acquisition in July 2003, and

(b)

120,000 common share purchase warrants were exercised at a price of $1.30 per common share.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Schedule of Mineral Property Interests

(Expressed in Thousands of Canadian Dollars)

(Unaudited - prepared by management)

	June 30,	December 31,
	2003	2002

Minera Mantua Project (Cuba)

Balance, beginning of period	$ 24,790	$ 24,720
Incurred during the period
Site maintenance	2	70
Balance, end of period	24,792	24,790

Agua Rica Project (Argentina)

Balance, beginning of period	74,291	74,505
Incurred during the period (recovered)
Acquisition costs	17,632	--
Geological	404	--
Property taxes	71	--
Legal and title work	33	--
Site activities	211	--
Finance costs	149	(214)
Balance, end of period	92,791	74,291
	117,583	99,081

Net Proceeds Interest	(17,987)	(17,987)

Mineral Property Interests	$ 99,596	$ $81,094

NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

In the second quarter of 2003, Northern Orion successfully completed two transactions:  the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina and the acquisition and consolidation of the remaining 72% of the Agua Rica property, 34 km from Alumbrera.

In June 2003 the Company completed a name change from Northern Orion Explorations Ltd., to Northern Orion Resources Inc. ("Northern Orion") in conjunction with a share consolidation.  The Company's shares were consolidated on a ten old for one new share basis, resulting in approximately 22,860,092 post-consolidated common shares issued and outstanding.  The Company's share capital was increased to 700,000,000 common shares subsequent to the reverse consolidation.

During the first quarter of fiscal 2003, Northern Orion completed a private placement of 41 million units priced at $1.00 ($1.15 for non arms-length parties), for gross proceeds of approximately $4,100.  Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $1.30.  A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has since been terminated.

On April 3, 2003, Northern Orion entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton River") to jointly acquire a 25% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton Inc. ("BHP Billiton").  Of the total purchase price, Rio Algom deferred payment of US$50,000 until May 30, 2005, with the deferred amount bearing interest at LIBOR plus 2%.  In addition, Rio Algom also agreed to defer payment of up to US$5,000 by the Company, such amount bearing interest at LIBOR plus 5%.  Pursuant to a cash distribution from Alumbrera in June, Northern Orion utilized US$3,600 of the balance available for deferral, after a cash distribution was received from Alumbrera of US$1,400 which was applied to the acquisition.  Pursuant to this transaction, Northern Orion and Wheaton River have each acquired from Rio Algom a net 12.5% indirect interest in Alumbrera.  This acquisition moves Northern Orion directly into the intermediate tier of copper and gold producers and should provide cash flow to the Company for over eight years.  The closing of the transaction on June 24, 2003, allows Northern Orion to accelerate its evaluation and development of the Agua Rica deposit, which is adjacent to Alumbrera.

During the second quarter of fiscal 2003, Northern Orion completed a special warrants financing of 81,040,310 special warrants.  On July 25, 2003, a final prospectus qualified the distribution of 81,040,310 common shares and 40,520,155 listed common share purchase warrants.  Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of $2.00 per share until May 29, 2008.  The special warrant private placement financing undertaken by Northern Orion to successfully fund the Alumbrera transaction was underwritten by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Salman Partners Inc., Pacific International Securities Inc. and McFarlane Gordon Inc.  The special warrants were issued at $0.13 (pre-consolidation) per special warrant for aggregate gross proceeds of approximately $105,300.

__________________________

1All references to share capital will be in post consolidation figures unless otherwise noted.

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NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

Proceeds of the private placement were used to fund the Alumbrera acquisition.  Northern Orion paid for underwriting, legal, accounting and other professional advisory services totalling $9,336, for net proceeds of $96,016.  Pursuant to the special warrants financing, the Company was required to qualify the securities underlying the special warrants by filing and obtaining a receipt for a prospectus on or before the 90th day following closing, failing which it is subject to a 10% penalty payable in securities of the Company.  The Company received a final receipt for the prospectus on July 25, 2003, which allowed for trading to commence in the common shares issued pursuant to the prospectus.  In addition, trading in the warrants commenced on August 7, 2003, on the Toronto Stock Exchange under the symbol NNO.WT.

To facilitate due diligence and expedite the acquisition of Alumbrera, Northern Orion reimbursed Wheaton River for US$1,000 of Wheaton River's costs for the due diligence conducted by Wheaton River on its earlier acquisition of an initial 25% interest in the Alumbrera project.  Wheaton River made available all of its technical, legal and commercial due diligence on the Alumbrera project, which was completed in March 2003 and Northern Orion updated the information to the time of the acquisition.

For several years Northern Orion has been primarily engaged in the development of its main mineral properties - Agua Rica in Argentina and Mantua in Cuba.  Financial constraints on Northern Orion for the past four years had necessitated a significant reduction in the scale of all corporate activities.  The completion of the Alumbrera acquisition and the special warrants financing provides Northern Orion with the working capital to initiate further work on the Agua Rica property and review other opportunities for possible accretive acquisition.

PROJECT UPDATES

Bajo de la Alumbrera

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project.  The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001.  Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002.  Alumbrera is one of the lowest cost producers of copper in the world, net of gold credits.

Agua Rica

The Agua Rica project was operated as a joint venture between BHP Billiton and Northern Orion until the acquisition of the remaining 72% interest on May 8, 2003, and was the Company's primary asset until the acquisition of Alumbrera.  Agua Rica is a world-class copper-gold-molybdenum porphyry deposit covering an area of about 13.5

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NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

"AMENDED"

square kilometres and is located in Catamarca Province, Argentina.  The project is about 34 kilometres east of the Alumbrera copper-gold mine.

As of December 31, 2002, the Company's interest in the project was approximately 28%.  In February 2003, the Company agreed to acquire the remaining 72% interest in the Agua Rica project it did not previously hold from BHP Billiton.

The 2002/2003 work program, which is now the responsibility of Northern Orion, is almost complete, and a work program for the 2003/2004 year is being initiated.  To June 30, 2003, Northern Orion has funded $327 in exploration since it acquired 100% of the Agua Rica property.

The Company's share of the work program (including management fees to the operator) in fiscal year 2002 was approximately US$303 (2001 - US$545), but was not paid by the Company and contributed to a dilution of its interest in the Agua Rica project.  Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years.  The 2001/2002 program built on the work performed in completing the initial feasibility study, which was issued in November 1997.  The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested.  The capital requirement to develop an open pit mine and concentrator at Agua Rica is estimated to be US$623,000.

A US$3,000 convertible credit facility ("Loan") provided by Endeavour Mining Capital Corp. ("Endeavour Mining") was used to fund a portion of the initial payment made to BHP Billiton.  The Loan is for a term of six months and bears interest at 10% per annum.  The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price per share of $2.00, or if the amount outstanding is not paid by such date, at a conversion price per share of $1.75 to May 8, 2004.  The Loan has an initial maturity date of November 8 2003.  The Company is entitled to extend the term of the Loan to May 8, 2004, upon payment of an extension fee of US$150, in cash or common shares of the Company.  If the extension fee is paid in common shares that are subject to a hold period the amount of the fee is US$225.  Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited.  Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement.  Endeavour Mining received commitment and drawdown fees totalling US$150 in cash and 300,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $1.50 per share.  The fair value of $239 of these warrants is included in the acquisition cost of the Agua Rica property.  On completion of the special warrants financing and the acquisition of Alumbrera, Northern Orion repaid US$2,000 of the Loan from working capital.

Northern Orion has completed an independent review and National Instrument 43-101 evaluation of Agua Rica.  The Company has been advised by its Argentine counsel that the Agua Rica acquisition is reviewable under Argentine anti-trust laws but that the risk of an adverse ruling is remote.

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NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina.  Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge.  Although the results were encouraging, management believes that the project economics would be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price.  Northern Orion is reviewing its options with respect to this property including dispositions or other forms of joint venture.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent-extraction process.  Annual copper production of 18,000 tonnes of cathode at an estimated cash cost of US$0.45/lb copper is projected over an 11-year mine life.  The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project.  The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion.  The terms of the option agreement are as follows:

Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104.  Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest;

Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20 per month (at June 30, 2003, $246 is included in accounts receivable, and has not yet been received from Newport); and

Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750.

If Northern Orion identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company.  Newport will assume US$20,000 of the US$28,000 in subordinated debt owing to the Company by Geominera, S.A.  Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14,000 subordinated debt.  Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Miramar Proceeds and Royalty Interest in respect of the Mantua project.  Northern Orion has

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NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

"AMENDED"

agreed to transfer 200,000 common shares of Newport to Miramar Mining Corp. ("Miramar"), at the deemed value of $52.  The amount payable under the Miramar Proceeds and Royalty Interest will thereby be reduced by $52.

If Newport is unable to identify and secure financing, all costs of Mantua are the responsibility of Northern Orion.  The status of the Mantua property is under review.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Overview

Until the acquisition of its interest in the Alumbrera mine, Northern Orion has been primarily engaged in the development of two mineral properties - Agua Rica in Argentina and Mantua in Cuba.  The consolidation of 100% of the Agua Rica project gives the Company ownership and control of an advanced copper-gold deposit.  With the completion of the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera mine in Argentina, Northern Orion plans to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  It is management's belief that to achieve the Company's goals, the Company must look to growth by both acquisitions and advancing our existing projects.  Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

Liquidity And Capital Resources

General

At June 30, 2003, Northern Orion had working capital of $8,130 (December 31, 2002 - $508) and cash and cash equivalents of $13,324 (December 31, 2002 - $539).

Total assets increased to $240,638 from $84,217 at December 31, 2002, primarily due to the June 24, 2003, acquisition of an indirect 12.5% interest in the Bajo de la Alumbrera mine in Argentina and the acquisition of the remaining 72% interest of the Agua Rica project previously held by BHP Billiton.

The acquisition of the Alumbrera Mine was financed through the issuance of 81,040,310 special warrants for gross proceeds of $105,352 and the issuance of two promissory notes, one in the amount of US$25,000 at an interest rate of LIBOR plus 2% and a second promissory note of US$3,600 at an interest rate of LIBOR plus 5%, which are due on May 30, 2005.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired.

On July 25, 2003, a final prospectus qualified the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants on conversion of the special warrants financing.  Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of $2.00 per share until May 29, 2008.

On April 3, 2003, Northern Orion entered into an agreement with Wheaton River to participate in the US$180,000 acquisition of a 25% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton.  Northern Orion's share of the purchase price was US$90,000 and Rio Algom deferred payment of up to US$28,600 until May 30, 2005, with US$25,000 bearing interest at LIBOR plus 2% and US$3,600 bearing interest at LIBOR plus 5%.  This acquisition moves the Company directly into the intermediate tier of copper and gold producers and should provide cash flow to the Company for several years.  The closing of the transaction on June 24, 2003, allows the Company to continue its evaluation of the most appropriate development of the Agua Rica deposit, which is adjacent to Alumbrera.

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NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

During the six months ended June 30, 2003, a private placement of 3,495,000 units at $1.00 per unit and 505,000 units at $1.15 per unit for gross proceeds of $4,075 was completed.  Proceeds of the private placement were used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton.  Each unit in the private placement is comprised of one common share and one share purchase warrant exercisable to acquire one common share, exercisable at a price of $1.30 per share until March 18, 2005.  Northern Orion extended the expiry date of 1,000,000 warrants with an exercise price of $2.00 per share, originally expiring on April 28, 2003, to December 31, 2003. In February 2003, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project.  The transaction closed on May 8, 2003.  The 72% interest held by BHP Billiton has been purchased by the Company for a total of US$12,600, with US$3,600 on initial payment and a final payment of US$9,000 due on or before June 30, 2005.  Details of the Agua Rica purchase and the related Endeavour Mining credit facility are described above under Project Updates - Agua Rica.

All of the expenses related to the Company's Cuban operations are to be the responsibility of Newport Explorations Ltd. ("Newport"), pursuant to an option agreement signed in September 2002.  Newport is to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20 per month.  Currently the Company has $246 in accounts receivable from Newport relating to this transaction.  The ability of Newport to pay the carrying costs is subject to financing.  Northern Orion has been funding the costs of the Cuban operations and will be required to do so until Newport obtains financing for the Mantua project.  If Newport is unable to obtain financing, the costs of the Mantua project will become the responsibility of the Company.  Northern Orion will have to review the status of the Mantua project if the property is returned to the Company.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past.  For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture, and through third party borrowings.  The Alumbrera acquisition and the resulting cash flows should be sufficient to sustain future operations, exploration and development of the Agua Rica project but is subject to a number of outstanding conditions.  Until receipt of the expected cash flow from the Alumbrera mine, Northern Orion will have sufficient working capital to maintain the Company including interest payment on the loans and notes outstanding.  However, until cash flow is received from Alumbrera, the Company does not have the financial ability to advance any of its projects to the production stage.

6

NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

"AMENDED'

The due diligence costs to complete the Alumbrera acquisition, the Alumbrera and Agua Rica acquisitions, the financing fees repayment and interest payments on the Endeavour Mining loan and interest payments on the Rio Algom loans, office administration costs and the costs related to the maintenance of the Agua Rica and Mantua projects have reduced the Company's net proceeds from the special warrants financing of $96,000.  Future cash flow is expected to be from funds received from the Alumbrera shareholder distributions and from the exercise of outstanding warrants and options, which are subject to the sinking fund terms of the Endeavour Mining loan agreement, or from other forms of financing.

Results of Operations

Three months ended June 30, 2003, compared to three months ended June 30, 2002

Northern Orion recorded a loss of $2,195 or $0.10 per share in the three months ended June 30, 2003 ("Quarter 2003"), compared to a loss of $418 or $0.03 per share in the three months ended June 30, 2002 ("Quarter 2002").

The Company has recorded equity in earnings of Alumbrera of $404 in the three months ended June 30, 2003.  There is no comparative income for the three-month period in Quarter 2002.  These earnings are the Company's equity earnings for the period from June 24, 2003, the date of acquisition of the Alumbrera Mine to June 30, 2003.

The increase in expenses between Quarter 2003 and Quarter 2002 is primarily due to the value of stock option compensation for directors and officers' stock options, which is included in professional and consulting fees.  The fair value of stock compensation expense of $2,237 is included in Quarter 2003 with no comparative expense in Quarter 2002.  Stock compensation of $391 has been capitalized to the Agua Rica property in geological expense in Quarter 2003.  There is no comparable compensation in Quarter 2002.

The cash costs for professional and consulting increased from $253 in Quarter 2002 to $352 in Quarter 2003.  Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs.  Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $150 in Quarter 2002 to $202 in Quarter 2003.  Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries.  Severance and restructuring costs decreased from $22 in Quarter 2002 with no comparative expense in Quarter 2003, as the restructuring of the Company was completed in July 2002.

Interest and finance charges on the convertible debentures and long-term debt has been capitalized as part of the acquisition of Alumbrera and Agua Rica.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd.  A gain of $19 was recorded in the three months ended June 30, 2003.

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NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

"AMENDED"

During the three months ended June 30, 2003, Northern Orion granted 150,000 stock options with an exercise price of $1.70; 130,000 stock options at a price of $1.35 and 6,940,000 stock options at a price of $1.35, to directors, officers, consultants and investor relations' consultants, pursuant to the Company's stock option plan.  The stock options expire on April 26, 2008, June 23, 2010, and June 16, 2010, respectively.  The Company's stock option plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available for reservation.

Six months ended June 30, 2003, compared to six months ended June 30, 2002

Northern Orion recorded a loss of $3,366 or $0.16 per share in the six months ended June 30, 2003 ("June 2003"), compared to a loss of $886 or $0.08 per share in the six months ended June 30, 2002 ("June 2002").

The Company has recorded equity in earnings of Alumbrera of $404 in the six months ended June 30, 2003.  There is no comparative income for the six-month period in fiscal 2002.  These earnings are the Company's equity earnings for the period from June 24, 2003, the date of acquisition of the Alumbrera Mine to June 30, 2003.

The increase in costs between June 2003 and June 2002 is primarily due to the value of stock option compensation for directors and officers' stock options, which is included in professional and consulting fees.  The fair value of stock compensation expense of $2,807 is included in June 2003 with no comparative expense in June 2002.  Stock compensation of $391 has been capitalized to the Agua Rica property in geological expense.  There is no comparable compensation in June 2002.

The cash costs for professional and consulting increased from $426 in June 2002 to $767 in June 2003.  Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs.  Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $257 in June 2002 to $443 in June 2003.  Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries.  Severance and restructuring costs decreased from $176 in June 2002 with no comparative expense in June 2003, as the restructuring of the Company was completed in July 2002.  During the six months ended June 30, 2003, 30,000 stock options were granted to an investor relations firm.  The fair value using the Black-Scholes method of this compensation has been calculated at $20 and has been included in office, management and administration fees.

Interest and finance charges on the convertible debentures and long-term debt has been capitalized as part of the acquisition of Alumbrera and Agua Rica.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd.  A gain of $46 was recorded in the six months ended June 30, 2003 with no comparative gain in fiscal 2002.

During the six months ended June 30, 2003, Northern Orion granted 890,000 stock options at a price of $1.30; 150,000 stock options with an exercise price of $1.70;

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NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

'"AMENDED"

130,000 stock options at a price of $1.35 and 6,940,000 stock options at a price of $1.35, to directors, officers, consultants and investor relations' consultants, pursuant to the Company's stock option plan.  The stock options expire on February 6, 2008, April 26, 2008, June 23, 2010, and June 16, 2010, respectively.  The Company's stock option plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available for reservation.

Subsequent to June 30, 2003, 120,000 share purchase warrants have been exercised at a price of $1.30 per share for proceeds of $156 and 148,148 common shares with a nominal value of $1.35 for a total of $200 were issued to two officers and directors of the Company for successful completion of the special warrants financing and the Alumbrera acquisition.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration, development and operation of mineral deposits.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.  The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure.  In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take.  As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required.  It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed its currency to the US dollar and the majority of the transactions in Argentina are in US dollars.  The currency in Argentina had previously been fixed to the US dollar but was recently devalued.  It had previously been fixed to the US dollar.  Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar.  Weakness of the Canadian dollar in comparison to the US dollar may also affect the results of operations, as many of the expenditures in Argentina are in US dollars, as are the expenditures in Cuba.  Increasing costs of labour, supplies and energy may affect planned operations in future years.  The Company's long-term debt is denominated in US dollars, which may also affect the results of operations.  The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

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NORTHERN ORION RESOURCES INC.

SECOND QUARTER REPORT

JUNE 30, 2003

(IN THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods.  These prices do have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments.  Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

The acquisition of the 12.5% stake in the Alumbrera mine should provide the Company with cash flow over the next 8 years.  The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large and advanced-stage copper-gold deposit that has potential synergies with Alumbrera.

Through the balance of 2003 and beyond, the Company will be building upon progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  With the expected cash flow from Alumbrera it is our belief that to achieve our goals, we must look to growth both by advancing our existing projects and by further acquisitions.  Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

August 29, 2003

David Cohen

President and Chief Executive Officer

10

NORTHERN ORION RESOURCES INC.

THIRD QUARTER REPORT

SEPTEMBER 30, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements and related notes thereto.  All figures are in Canadian dollars unless otherwise noted.

Third Quarter Highlights:

  Northern Orion's share of sales at Alumbrera for the quarter was 19,700 ounces of gold and 13,298,600 pounds of copper

  Equity in earnings in the third quarter of Minera Alumbrera Ltd. of $3,913,000 ($0.04 per share (basic) and $0.02 per share (fully diluted)).  Average realized copper price per pound was US$0.79, with total cash cost per pound of US$0.088, and average realized gold price per ounce was US$362

  Subsequent to September 30, 2003, the Company has been advised that its cash distribution from Alumbrera for the period from June 1, 2003, to November 30, 2003, is US$7,491,000 and will be received in November 2003

Overview

The consolidation of 100% of the Agua Rica project gives the Company ownership and control of an advanced copper-gold deposit.  With the completion of the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera mine in Argentina, Northern Orion plans to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.   Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

In June 2003 the Company completed a name change from Northern Orion Explorations Ltd., to Northern Orion Resources Inc. ("Northern Orion") in conjunction with a share consolidation.  The Company's shares were consolidated on a ten old for one new share basis, resulting in 22,860,092 post-consolidated common shares issued and outstanding.  The Company's share capital was increased to 700,000,000 common shares subsequent to the consolidation.

Results of Operations

Three months ended September 30, 2003, compared to three months ended September 30, 2002

Northern Orion recorded earnings of $1,839,000 or $0.02 per share in the three months ended September 30, 2003 ("Quarter 2003"), compared to a loss of $693,000 or $0.04 per share in the three months ended September 30, 2002 ("Quarter 2002").

The Company has recorded equity in earnings of Alumbrera of $3,913,000 in Quarter 2003.  There is no comparative income for Quarter 2002.  The Company's share of earnings before depletion, depreciation, amortization and tax provision was $11,136,000 on sales of $21,690,000.  Northern Orion's share of production from Alumbrera totalled 19,700 ounces of gold and 13,298,600 pounds of copper.

The average realized copper price per pound was US$0.79 with total cash costs of $0.088 per pound and the average realized gold price per ounce was US$362.

1

NORTHERN ORION RESOURCES INC.

THIRD QUARTER REPORT

SEPTEMBER 30, 2003

Professional and consulting costs increased from $253,000 in Quarter 2002 to $634,000 in Quarter 2003 related to the Alumbrera acquisition.  Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs.  Included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $121,000 in Quarter 2002 to $364,000 in Quarter 2003.  Included in these fees are fees paid for administration, legal, accounting and fees paid for administration of certain Argentinean subsidiaries.  Severance and restructuring costs decreased from $357,000 in Quarter 2002 to $nil in Quarter 2003, as the restructuring of the Company was completed in July 2002.

Stock option compensation of $1,060,000 was expensed in Quarter 2003.  There was no comparative stock option compensation in Quarter 2002.

Interest and finance charges relating to the convertible debentures and long-term debt has been capitalized to the Agua Rica Property.  Interest and finance charges of $348,000 relating to the Alumbrera transaction have been expensed in Quarter 2003 with no comparative expense in Quarter 2002.

Interest revenue of $42,000 was recorded in the three months Quarter 2003, compared to $nil in Quarter 2002.

Nine months ended September 30, 2003, compared to nine months ended September 30, 2002

Northern Orion recorded a loss of $1,527,000 or $0.04 per share in the nine months ended September 30, 2003 ("September 2003"), compared to a loss of $1,579,000 or $0.10 per share in the nine months ended September 30, 2002 ("September 2002").

The Company has recorded equity in earnings of Alumbrera of $4,317,000 in the nine months ended September 30, 2003.  There is no comparative income for the nine-month period in fiscal 2002.  These earnings are the Company's equity earnings for the period from June 24 2003, the date of acquisition of the Alumbrera Mine to September 30, 2003.  The equity earnings are recorded on sales of $23,596,000 less production costs.  Depreciation, depletion, amortization and income tax provision total $7,856,000.

The fair value of stock compensation expense of $3,667,000 is expensed in September 2003 with no comparative expense in September 2002.  Stock compensation of $391,000 has been capitalized to the Agua Rica property and is included in geological expense.  There was no comparable compensation in September 2002.

Professional and consulting increased from $426,000 in September 2002 to $1,601,000 in September 2003.  Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs.  Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $631,000 in September 2002 to $807,000 in September 2003.  Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries.  Severance and restructuring costs decreased from $533,000 in September 2002 with no comparative expense in September 2003, as the restructuring of the Company was completed in July 2002.  During the nine months ended September 30, 2003, 30,000 stock options were granted to an investor relations firm.

2

NORTHERN ORION RESOURCES INC.

THIRD QUARTER REPORT

SEPTEMBER 30, 2003

The fair value of this compensation, using the Black-Scholes method, has been calculated at $20,000 and is included in stock option compensation.

Interest and finance charges on the convertible debentures and long-term debt relating to Agua Rica has been capitalized, and $348,000 is recorded as interest and finance expense for the acquisition of Alumbrera in September 2003, with no comparative expense in September 2002.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd.  A gain of $46,000 was recorded in the nine months September 2003 with no comparative gain in September 2002.

Liquidity And Capital Resources

At September 30, 2003, Northern Orion had working capital of $6,998,000 (December 31, 2002 - $508,000) and cash and cash equivalents of $7,272,000 (December 31, 2002 - $539,000).

At September 30, 2003, total assets increased to $239,084,000 from $84,217,000 at December 31, 2002, primarily due to the June 24, 2003, acquisition of an indirect 12.5% interest in the Bajo de la Alumbrera mine in Argentina and the acquisition of the remaining 72% interest of the Agua Rica project previously held by BHP Billiton.

In 2003 Northern Orion successfully completed two significant acquisitions: the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina and the acquisition and consolidation of the remaining 72% of the Agua Rica property, 34 km from Alumbrera.  On April 3, 2003, Northern Orion entered into an agreement to acquire a 12.5% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton Inc. ("BHP Billiton").  Of the total purchase price, Rio Algom deferred payment of US$25,000,000 until May 30, 2005, with the deferred amount bearing interest at LIBOR plus 2%.  In addition, Rio Algom also agreed to defer payment of an additional US$5,000,000 by the Company, such amount bearing interest at LIBOR plus 5%.  Pursuant to a cash distribution from Alumbrera in June, Northern Orion utilized US$3,600,000 of the balance available for deferral, after a cash distribution was received from Alumbrera of US$1,400,000 which was applied to the acquisition.  The Alumbrera acquisition moves Northern Orion directly into the intermediate tier of copper and gold producers and is expected to provide cash flow to the Company for over eight years.  The closing of the transaction on June 24, 2003, also will allow Northern Orion to accelerate its evaluation and development of the Agua Rica deposit, which is adjacent to Alumbrera.

The acquisition of Alumbrera was financed through the issuance of 81,040,308 special warrants at a unit price of $1.30 each, for gross proceeds of $105,352,000 and the issuance of two promissory notes, one in the amount of US$25,000,000 and a second promissory note of US$3,600,000.  Interest on the loans is paid monthly with principal repayments due on May 30, 2005.  A cash distribution of US$7,491,000, for the period from June 1, 2003, to November 30, 2003, is scheduled to be received by the Company pursuant to the Alumbrera shareholder agreement in November 2003.

On July 25, 2003, a final prospectus qualified the distribution of 81,040,308 common shares and 40,520,155 common share purchase warrants on conversion of the special warrants financing.  Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of $2.00 per share until May 29, 2008.  Trading in the warrants commenced on August 7, 2003, on the Toronto Stock Exchange under the symbol NNO.WT.

During the nine months ended September 30, 2003, Northern Orion granted 890,000 stock options at a price of $1.30; 150,000 stock options with an exercise price of $1.70; 130,000 stock

3

NORTHERN ORION RESOURCES INC.

THIRD QUARTER REPORT

SEPTEMBER 30, 2003

options at a price of $1.35 and 6,940,000 stock options at a price of $1.35, to directors, officers, consultants and investor relations' consultants, pursuant to the Company's stock option plan.  The stock options expire on February 6, 2008, April 26, 2008, June 23, 2010, and June 16, 2010, respectively.  The Company's stock option plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available.

During the nine months ended September 30, 2003, 310,600 warrants were exercised at a price of $1.30 per share for proceeds of $404,000.  Subsequent to September 30, 2003, 479,400 warrants were exercised at a price of $1.30 per common share, 1,000,000 warrants were exercised at a price of $2.00 per common share and 50,000 stock options were exercised at a price of $1.30 per common share.  During the nine-month period, 148,148 common shares with a nominal value of $1.35 for a total of $200,000 were issued to two officers and directors of the Company for successful completion of the special warrant financing and the Alumbrera acquisition.

During the nine months ended September 30, 2003, a private placement of 3,495,000 units at $1.00 per unit and 505,000 units at $1.15 per unit for gross proceeds of $4,075,000 was completed in addition to the special warrants financing.  Proceeds of the private placement were used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton.  Each unit in the private placement was comprised of one common share and one share purchase warrant exercisable to acquire one common share, at a price of $1.30 per share until March 18, 2005.

In February 2003, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project.  The transaction closed on May 8, 2003.  The remaining 72% interest held by BHP Billiton was purchased by the Company for a total of US$12,600,000, with US$3,600,000 as an initial payment and a final payment of US$9,000,000 due on or before June 30, 2005.  Details of the Agua Rica purchase and the related Endeavour Mining credit facility are described under Project Updates - Agua Rica.

Pursuant to an option agreement signed in September 2002, all of the expenses related to the Company's Cuban operations are to be the responsibility of Newport Explorations Ltd. ("Newport").  Pursuant to the agreement, Newport was to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month.  Currently the Company has $246,000 in accounts receivable from Newport relating to this transaction.  The ability of Newport to pay the carrying costs is subject to financing and due to the uncertainty relating to the ability of Newport to fund the Cuban operations, the costs of operations for the third quarter of fiscal 2003 have not been recorded as a receivable from Newport.  Northern Orion has been funding the costs of the Cuban operations and will be required to do so until Newport obtains financing for the Mantua project.  If Newport is unable to obtain financing, the costs of the Mantua project will become the responsibility of the Company. If the property is returned to the Company, the status of the Mantua project will be reviewed.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past.  For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from a former parent company and others and through joint venture agreements and through third party borrowings.

4

NORTHERN ORION RESOURCES INC.

THIRD QUARTER REPORT

SEPTEMBER 30, 2003

Northern Orion has sufficient working capital to maintain the Company including interest payment on the loans and notes outstanding.  Cash flow received from Alumbrera may not be sufficient to advance any of the Company's projects to the production stage or pay long-term debt in full.

Financial constraints on Northern Orion for the past four-year period had necessitated a significant reduction in the scale of all corporate activities.  The completion of the Alumbrera acquisition, future cash flow from Alumbrera, and the special warrants financing should provide Northern Orion with sufficient working capital to initiate further work on the Agua Rica property and review other opportunities for possible accretive acquisition.

PROJECT UPDATES

Bajo de la Alumbrera

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project.  The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001.  Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002.  Alumbrera is one of the lowest cost producers of copper in the world, net of gold credits.

Agua Rica

The Agua Rica project was operated as a joint venture between BHP Billiton and Northern Orion until the acquisition by Northern Orion of the BHP Billiton 72% interest on May 8, 2003, and was the Company's primary asset until the acquisition of Alumbrera.  Agua Rica is a world-class copper-gold-molybdenum porphyry deposit covering an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina.  The project is about 34 kilometres east of the Alumbrera copper-gold mine.

In the nine months ended September 30, 2003, Northern Orion has funded $1,313,000 in exploration and carrying costs on the Agua Rica property.

A US$3,000,000 convertible credit facility ("Loan") provided by Endeavour Mining Capital Corp. ("Endeavour Mining") was used to fund a portion of the initial payment made to BHP Billiton.  The Loan was for a term of six months and carried interest at 10% per annum.  The Loan could be converted at the option of Endeavour Mining prior to repayment or its initial maturity date of November 8, 2003, into common shares of the Company at a conversion price per share of $2.00.  The Company repaid the loan in full from the special warrants financing.  Endeavour Mining received commitment and drawdown fees totalling US$150,000 in cash and 300,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $1.50 per share.  The fair value of $239,000 of these warrants is included in the acquisition cost of the Agua Rica property.

Northern Orion has completed an independent review and National Instrument 43-101 evaluation of Agua Rica.

5

NORTHERN ORION RESOURCES INC.

THIRD QUARTER REPORT

SEPTEMBER 30, 2003

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina.  Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge.  Although the results were encouraging, management believes that the project economics would be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price.  Northern Orion is reviewing its options with respect to this property including dispositions or other forms of joint venture.

Subsequent to September 30, 2003, Northern Orion entered into an agreement to sell its 100% interest in the San Jorge copper-gold project, subject to regulatory approval for US$200,000 and 81,875 common shares at a deemed price of $1.30 per share.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project.  The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion.

Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a value of $104,000.  Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest (See Note 7 to interim financial statements).  Northern Orion has agreed to transfer 200,000 common shares of Newport to Miramar Mining Corp. ("Miramar"), at a value of $52,000.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration, development and operation of mineral deposits.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.  The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure.  In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take.  As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required.  It is not expected that such changes will have a material effect on the operations of Northern Orion.

6

NORTHERN ORION RESOURCES INC.

THIRD QUARTER REPORT

SEPTEMBER 30, 2003

Risks Associated with Financial Markets

Cuba has fixed its currency to the US dollar and the majority of the transactions in Argentina are in US dollars.  The currency in Argentina had previously been fixed to the US dollar but was devalued in 2002.  Increasing costs of labour, supplies and energy may affect planned operations in future years.  The Company's long-term debt is denominated in US dollars, which may also affect the results of operations.  The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods.  These prices have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments.  Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

The acquisition of the 12.5% stake in the Alumbrera mine should provide the Company with cash flow over the next 8 years.  The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large and advanced-stage copper-gold deposit that could have synergies with Alumbrera.

Through the balance of 2003 and beyond, the Company will be building upon progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  With the expected cash flow from Alumbrera it is our belief that to achieve our goals, we must look to growth both by advancing our existing projects and by further acquisitions.  Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

This Management's Discussion & Analysis contains certain forward-looking statement.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statement.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

November 20, 2003

"David Cohen"

David Cohen

President and Chief Executive Officer

7

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2003 and 2002
(Unaudited - prepared by management)

NORTHERN ORION RESOURCES INC. (formerly Northern Orion Explorations Ltd.) Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars) (Unaudited - prepared by management)
	September 30,	December 31,
	2003	2002
Assets Current assets Cash and cash equivalents	$ 7,272	$ 539
Marketable securities (Note 3)	64	142
Due from related parties (Note 10)	-	25
Taxes recoverable	329	89
Accounts receivable	289	141
Prepaid expenses	14	-
	7,968	936
Plant and equipment (Note 4(a))	2,192	2,187
Mineral property interests (Note 4(b)) (see schedule)	100,078	81,094
Equity investment in Minera Alumbrera Ltd. (Note 5)	128,846	-
	$ 239,084	$ 84,217
Liabilities and Shareholders' Equity Current liabilities Accounts payable and accrued liabilities	$ 867	$ 428
Due to related parties (Note 10)	103	-
	970	428
Long-term debt (Note 6)	50,105	-
Provision for reclamation obligations	40	40
Future income taxes	24,485	24,485
	75,600	24,953
Shareholders' equity Share capital (Note 8)	251,651	158,635
Equity portion of convertible debt (Note 8(d)(i))	1,048	-
Warrants (Note 8(d))	7,625	-
Contributed surplus (Note 8(e))	4,173	115
Deficit	(101,013)	(99,486)
	163,484	59,264
	$ 239,084	$ 84,217

Continuing operations (Note 1) Subsequent events (Note 11)

See accompanying notes to consolidated financial statements. Approved by the Directors

"David W. Cohen"

"Stephen J. Wilkinson"

David W. Cohen

Stephen J. Wilkinson

Director

Director

NORTHERN ORION RESOURCES INC. (formerly

Northern Orion Explorations Ltd.) Consolidated

Statements of Operations and Deficit

(Expressed in Thousands of Canadian Dollars, except per share amounts)

(Unaudited - prepared by management)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Equity in earnings of Minera Alumbrera Ltd. (Note 5)	$ 3,913	$ -	$ 4,317	$ -
Expenses and other income Foreign exchange loss (gain)	(290)	22	(473)	(10)
Office and administration (Note 10)	364	121	807	631
Professional and consulting (Note 10)	634	253	1,601	426
Property costs	-	(60)	-	-
Severance, financing and restructuring costs	-	357	-	533
Stock option compensation	1,060	--	3,667
Interest and finance expense	348	-	348	-
Interest and other income	(42)	-	(106)	(1)
Earnings (loss) for the period	1,839	(693)	(1,527)	(1,579)
Deficit, beginning of period	(102,852)	(98,380)	(99,486)	(97,494)
Deficit, end of period	$ (101,013)	$ (99,073)	$ (101,013)	$ (99,073)
Earnings (loss) per share - basic	$ 0.02	$ (0.04)	$ (0.04)	$ (0.12)
Earnings (loss) per share - diluted	$ 0.01	$ (0.04)	$ (0.04)	$ (0.12)
Weighted average number of shares outstanding - basic	79,449,429	17,419,723	40,611,810	13,706,956
Weighted average number of shares outstanding - fully diluted	135,818,982	17,419,723	40,611,810	13,706,956

See accompanying notes to consolidated financial statements

NORTHERN ORION RESOURCES INC. (formerly Northern Orion Explorations Ltd.) Consolidated Statements of Cash Flows

(Expressed in Thousands of Canadian Dollars, except per share amounts) (Unaudited - prepared by management)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Cash provided by (used for):
Operations: Earnings (loss) for the period	$ 1,839	$ (693)	$ (1,527)	$ (1,579)
Items not involving cash Gain on sale of shares	-	-	(46)	-
Equity in earnings of Minera Alumbrera Ltd.	(3,913)	-	(4,317)	-
Stock-based compensation	1,060	-	3,667	-
	(1,014)	(693)	(2,223)	(1,579)
Changes in non-cash operating working capital Accounts receivable	7	61	(148)	(7)
Taxes recoverable	(124)	-	(240)	-
Due to/from related parties	(1)	(4)	128	(88)
Prepaid expenses	14	(19)	(14)	(19)
Accounts payable and accrued liabilities	(3,493)	(389)	639	(31)
	(4,611)	(1,044)	(1,858)	(1,724)
Investments: Equity investment in Minera Alumbrera Ltd.	-	-	(85,605)	-
Acquisition of Agua Rica interest	-	-	(4,924)	-
Mineral property interests costs incurred	(722)	(71)	(1,201)	(193)
Proceeds on sale of marketable securities	-	-	124	-
Plant and equipment	-	-	(5)	-
	(722)	(71)	(91,611)	(193)
Financing: Convertible debenture	(1,123)	-	-	-
Warrants issued for cash, net of issue costs		-	7,386	-
Common shares issued for cash, net of issue costs	404	1,950	92,816	2,450
	(719)	1,950	100,202	2,450
Increase (decrease) in cash and cash equivalents during the period	(6,052)	835	6,733	533
Cash and cash equivalents, beginning of period	13,324	85	539	387
Cash and cash equivalents, end of period	$ 7,272	$ 920	$ 7,272	$ 920
Supplementary cash flow information (Note 9) See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC. (formerly Northern Orion Explorations Ltd.) Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

1.

Description of business and nature of operations:

Northern Orion Resources Inc. ("the Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba. The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Cuba and Argentina.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production. Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2.

Significant accounting policies:

(a)

Basis of consolidation:

The unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2002, except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below. These financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at September 30, 2003, include Minera Agua Rica LLC, which holds the Agua Rica property in Argentina; Minera Mantua Inc., which holds the Mantua property in Cuba and a 12.5% indirect equity interest in Minera Alumbrera Ltd. ("Alumbrera"), which holds the Bajo de la Alumbrera Mine in Argentina.

Equity and other investments:

The Company's investment in Bajo de la Alumb rera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date.

3.

Marketable securities:

	September 30, 2003		December 31, 2002
	Carrying Value	Market Value	Carrying Value	Market Value
International Barytex Resources Ltd. Newport Exploration Ltd.	$ 12 52	$ 33 56	$ 90 52	$ 57 64
	$ 64	$ 89	$142	$121

At September 30, 2003, the Co mpany holds 41,000 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. ("Barytex") and 200,000 (December 31, 2002 - 200,000) common shares of Newport Exploration Ltd. ("Newport").

NORTHERN ORION RESOURCES INC. (formerly Northern Orion Explorations Ltd.) Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4.

Plant and equipment and mineral property interests:

(a)

Plant and equipment:

	Cost	September 30, 2003 Accumulated Depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$9,945	$ 7,760	$ 2,185
Office and other equipment	114	107	7
	$10,059	$ 7,867	$ 2,192
	Cost	December 31, 2002 Accumulated Depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2
	$10,066	$ 7,879	$ 2,187

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua. Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

Mineral property interests: Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds were available to the Company to make further payments on the project. The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 - 29.12%). No interest was capitalized during fiscal 2002 on funds borrowed for exploration and development activities.

San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina. The property consists of mining concessions and staked claims. The Company maintains an interest in the claims, but has previously written off all associated costs.

NORTHERN ORION RESOURCES INC. (formerly Northern Orion Explorations Ltd.) Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4.

Plant and equipment and mineral property interests (continued):

(b)

Mineral property interests:

(iii)

Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 until September 1999 when operations ceased. The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. At September 30, 2003, subordinated debt of US$28,000 is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf. The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company. Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 8). Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A) Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration. In this case, Newport will assume US$20,000 of the US$28,000 subordinated debt owing to the Company by Geominera, leaving the Company with US$8,000 of the subordinated debt;

(B) Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14,000 of the subordinated debt owing to the Comp any by Geominera, leaving the Company with the remaining US$14,000 subordinated debt; and

(C) All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 7) with respect to the Mantua project.

NORTHERN ORION RESOURCES INC. (formerly Northern Orion Explorations Ltd.) Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

5.

Equity investment in Minera Alumbrera Ltd.:

The acquisition of the 12.5% interest in the Bajo de la Alumb rera Mine, held by Minera Alumbrera Ltd. ("Alumbrera"), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003. On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. ("Rio Algom"), a subsidiary of BHP Billiton Ltd., ("BHP") and Wheaton River Minerals Ltd. ("WRM") to acquire BHP's 25% interest in Alumbrera for a total price of US$180,000. The Company paid US$90,000 for its 12.5% indirect interest in Alumbrera, of which US$28,600 has been deferred by the vendor until May 30, 2005. US$25,000 of this loan bears interest at the rate of 3 month LIBOR plus 2% and any amounts due in excess of US$25,000 bear interest at the rate of 3 month LIBOR plus 5%. In case of default, the rate will be 3 month LIBOR plus 10%. The total purchase price was US$90,000, or $122,522 plus acquisition costs of $3,914. The excess of the carrying value over the purchase price of the net assets of $7,000 was attributed to mineral properties.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera and a consortium of commercial banks that was originally signed on February 26, 1997. The remaining balance outstanding at September 30, 2003, is $38,924, of which $nil is current. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera's assets. The project debt is non-recourse to the Company.

The allocation of the purchase price in thousands of Canadian dollars is summarized below:

Purchase price

Cash $ 81,662 Loans from vendor 40,860 Acquisition costs

                                                                    3,914

                                                                       126,436

Net assets acquired

Cash 9,574 Appropriated cash 3,975 Non-cash working capital 6,295

 Property, plant and equipment 119,042 Other 26,540 Provision for reclamation and closure (1,828) Future income tax liabilities (14,886)

Non-current portion of long-term debt                                                                                                              (22,276)

                                                                         126,436

Equity investment in Minera Alumbrera

Purchase price

                                                                      126,436

Equity in earnings

                                                                      4,317

Cash distribution received

                                                                       (1,907)

                                                                            $128,846

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

6.

Long-term debt:

September 30,

                2003

December 31,

                2002

Agua Rica

Payable to BHP Billiton (a)

$11,485

$        _

Alumbrera

Payable to Rio Algom Limited at LIBOR plus 2% (b)

33,760                                    _

 Payable to Rio Algom Limited at LIBOR plus 5% (b)

4,860                                    _

50,105                                  _

Less: current portion

-                                  -

$50,105

        $        -

(a)

Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the "Deferred Payment") (Cdn$11,474) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003. Imputed interest of $841 will be amortized over the term of the loan. The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 5). Rio

(b)

Bajo de la Alumbrera

Algom has deferred payment of US$28,600 (Cdn$38,620) of the purchase price until May 30, 2005. The first

7.             Royalty and net proceeds interest payable:

US$25,000 (Cdn$33,760) deferred payment bears interest of LIBOR plus 2%. The balance of the deferred amount of US$3,600 (Cdn$4,860) bears interest of LIBOR plus 5%. Interest is paid monthly with the principal payments due on May 30, 2005.

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar"). Under the agreement, the Company also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 50% of the net proceeds of disposition of any interest in the Agua Rica project until the Proceeds Interest is repaid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project is also payable to Miramar, with a maximum amount payable of $15,000. The Proceeds Interest balance payable is $14,948.

8.

Share capital:

Authorized:

700,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

8.

Share capital (continued):

(a)

Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2001	11,387,022	$149,274
Shares issued for cash: Private placement, less share issue costs	833,333	470
Private placement, less share issue costs	2,000,000	1,946
Shares issued for other: Costs on issue of common shares	30,000	30
Conversion of promissory notes	4,609,737	6,915
Balance, December 31, 2002	18,860,092	158,635
Shares is sued for cash Private placement, less share issue costs	4,000,000	3,782
Common shares issued, less share issue costs (Note 8(c))	81,040,308	88,630
Stock-based compensation	148,148	200
Warrants exercised for cash	310,600	404
Balance, September 30, 2003	104,359,148	$251,651

(b)            Share consolidation and name change:

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc. The Company's shares were consolidated on ten old for one new share basis, leaving 22,860,092 post-consolidated shares issued and outstanding. The Company's share capital was increased to 700,000,000 common shares subsequent to the consolidation.

(c)

Special warrants:

During the nine months ended September 30, 2003, the Company completed a private placement for the sale of 81,040,308 special warrants at $1.30 per unit. Each unit, priced at $1.30, consisted of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share until May 29, 2008. On July 25, 2003, the Company received a final receipt for a prospectus qualifying the distribution of 81,040,308 common shares and 40,520,155 common share purchase warrants upon the exercise of the 81,040,308 special warrants. The gross proceeds from the special warrants were allocated as to $1.17 for the common share and $0.13 for the warrant. Share issue costs relating to the warrants and the common shares were also allocated in the same proportion.

(d)

Warrants:

(i) On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (Note 4), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3,000 to fund a portion of the initial payment required to be made to BHP Billiton. The Loan was for a term of six months with an interest rate of 10% per annum. The Company provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project. Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of $1.50 to acquire one common share for two years from the date of issue. The fair value of these warrants of $239 is included in the acquisition costs of Agua Rica and in shareholders' equity. Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements. The Company repaid US$2,000 on June 24, 2003, and the balance of US$1,000 was repaid on September 5, 2003.

NORTHERN ORION RESOURCES INC. (formerly Northern Orion Explorations Ltd.) Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

8.

Share capital (continued):

(d)

Warrants (continued):

(ii) Pursuant to the conversion of the special warrants to common shares and share purchase warrants 40,520,155 share purchase warrants commenced trading on the Toronto Stock Exchange. At September 30, 2003, the warrants are outstanding.

As at September 30, 2003, the following non-trading share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$2.00	December 31, 2003
50,000	$0.75	March 28, 2004
30,000	$1.10	July 23, 2004
2,000,000	$1.30	August 2, 2004
3,689,400	$1.30	March 18, 2005
100,000	$1.50	April 23, 2005
200,000	$1.50	May 8, 2005
7,069,400

(e)

Stock options:

At September 30, 2003, the maximum aggregate number of common shares reserved for issuance pursuant to the plan is 8,780,000 common shares. The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment. The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated. The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 10,390,040 stock options.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee stock-based compensation expense recognized for the nine months ended September 30, 2003, was $312. Employee stock-based compensation for the nine months ended September 30, 2003, was $3,667. The cumulative compensation expense recorded as contributed surplus is $4,173.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

8.

Share capital (continued):

(e)

Stock options (continued):

A summary of the changes in stock options for the periods ended September 30, 2003 and December 31, 2002 is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	10,400,000	$0.14
	17,100,000	$0.14
Consolidation, 1 new share for 10 old shares	(15,390,000)	$1.40
	1,710,000	$1.41
Granted	7,070,000	$1.35
Balance, September 30, 2003	8,780,000	$1.36
Available for exercise, September 30, 2003	3,985,000	$1.37

The following table summarizes information about the stock options outstanding at September 30, 2003:

Exercise Price	Number Outstanding at September 30, 2003	Number Exercisable at September 30, 2003		Weighted Average Remaining Contrac tual Life
$1.50	670,000	600,000		2.84 years
$1.30	890,000	890,000		4.35 years
$1.70	150,000	150,000		4.63 years
$1.35	7,070,000	2,345,000		6.76 years
9. Supplementary cash flow information:	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Non-cash transactions Interest capitalization to mineral property interests $	-	$ 252 $	-	$ 153
Stock compensation included in mineral property interests	-	-	391	-
Equity portion of convertible debt included in Agua Rica acquisition	-	-	1,048	-
Fair value of warrants issued on Agua Rica financing included in Agua Rica acquisition	-	-	239	-
Long-term debt incurred in Agua Rica acquisition	-	-	11,485	-
Long-term debt incurred in equity investment in Minera Alumbrera Ltd.	-	-	38,924	-
Financing costs	(240)	30	-	30
Promissory notes to equity	-	6,915	-	6,915
Shares issued for debt	-	90	-	90

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2003 and 2002

(Unaudited - prepared by management)

(Expressed in Thousands of Canadian Dollars, except per share amounts)

10. Related party transactions and balances:

	Nine months ended,
Services rendered:	September 30, 2003	September 30, 2002
Management fees and expenses (a)	$ 536	$ 496
Legal fees	285	84
Administration fees (c)	169	152

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company paid management fees and expenses to three private companies controlled by three officers and directors of the Company. At September 30, 2003, $38 (June 30, 2003, $233; December 31, 2002 - $3) was payable to these companies.

(b)  The Company paid administrative expenses to a private company with a director and an officer in common with the Company. This private company provides office services and other administrative services on a full cost recovery basis. At September 30, 2003, $2 was receivable (June 30, 2003, $23 was payable; December 31, 2002 - $37 was receivable) from this company.

(c) The Company paid legal fees to a law firm of which two officers are partners. At September 30, 2003, $67 (June 30, 2003, $40; December 31, 2002 - $6) was payable to this firm.

(d) During the nine months ended September 30, 2003, a director and officer of the Company was appointed a director of Newport (note 4(b)(iii)). At September 30, 2003, the Company has a receivable of $246 from Newport pursuant to the terms of the option agreement, for costs incurred to June 30, 2003. The Company has not accrued costs receivable from Newport for the three months ended September 30, 2003, as no funds have been received from Newport to date, and it is uncertain as to whether Newport will continue with the option agreement. The Company continues to fund the Mantua project (See Note 4(b)(iii)).

All related party transactions were recorded at the exchange amounts which are measured at fair value. The balances payable noted above are payable on demand without interest.

11. Subsequent events: Subsequent to September 30, 2003:

(b)479,400 common share purchase warrants were exercised at a price of $1.30 per common share, 1,000,000 common share purchase warrants were exercised at a price of $2.00 per common share and 50,000 stock options were exercised at a price of $1.30 per common share.

(a) The Company has entered into an agreement to sell 100% of the San Jorge copper-gold property, subject to regulatory approval for US$200 and 81,875 common shares at a deemed price of $1.30 per share.

(c) Notification has been received that the Company's distribution from Alumbrera of US$7,491 for the period from June 1, 2003, to November 30, 2003, is to be received by the Company on November 28, 2003.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Schedule of Mineral Property Interests

(Expressed in Thousands of Canadian Dollars)

(Unaudited - prepared by management)

	September 30, 2003	December 31, 2002
Minera Mantua Project (Cuba)
Balance, beginning of period	$24,790	$24,720
Incurred during the period Site maintenance	39	70
Balance, end of period	24,829	24,790
Agua Rica Project (Argentina) Balance, beginning of period	74,291	74,505
Incurred during the period (recovered) Acquisition costs	17,632	-
Environmental and community	12	-
Geological	558	-
Property taxes	71	-
Legal and title work	39	-
Site activities	161	-
Finance costs	472	(214)
Balance, end of period	93,236	74,291
	118,065	99,081
Net Proceeds Interest	(17,987)	(17,987)
Mineral Property Interests	$100,078	$81,094